UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐   Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date October 2, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(1) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(2) PROPOSED AMENDMENTS TO THE RULES FOR PROCEDURES FOR GENERAL MEETINGS

(3) PROPOSED AMENDMENTS TO THE RULES FOR MEETINGS OF THE SUPERVISORY COMMITTEE

(4) CONTINUING CONNECTED TRANSACTIONS AND MAJOR TRANSACTION

(5) PROPOSED NOMINATION OF CANDIDATE FOR SHAREHOLDER REPRESENTATIVE SUPERVISOR

AND

(6) NOTICE OF THE 2019 FIRST EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” of this circular.

The Company will convene the EGM at The QUBE Hotel Shanghai Hongqiao, No. 200, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai, the PRC (中國上海市青浦區徐涇鎮諸光路 1588弄200號上海虹橋綠地鉑驪酒店 ). at 9:30 a.m. on Friday, 20 December 2019. Notice of the EGM setting out the resolutions to be approved at the EGM are contained at the end of this circular. Proxy form for use at the EGM and the attendance slip are also dispatched together with this circular.

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete and return the proxy form in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time scheduled for holding the EGM or any adjournment thereof.

Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting should you so wish.

30 September 2019

— i —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement”	has the meaning set out under the section headed “2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement” in this circular

“2020–2022 Aircraft Finance Lease Framework Agreement”	has the meaning set out under the section headed “2020–2022 Aircraft Finance Lease Framework Agreement” in this circular

“Additional Aircraft”	means the finance leased aircraft introduced after the 2020–2022 Aircraft Finance Lease Framework Agreement is approved by the Independent Shareholders at the EGM

“Advertising Services Agreement”	has the meaning set out under the section headed “Advertising Services Agreement” in this circular

“Airbus SAS”	means Airbus SAS, a company created and existing under the laws of France

“Aircraft Finance Lease Agreement(s)”	means the individual finance lease agreements in relation to the finance lease of the leased aircraft to be entered into by the Company pursuant to the 2020–2022 Aircraft Finance Lease Framework Agreement

“Aircraft Manufacturer(s)”	means Boeing Company, Airbus SAS and COMAC

“Aircraft Operating Lease Agreement”	means the Aircraft Operating Lease Agreement entered into between CES Leasing Group and the Company, details of which are found in the announcement of the Company dated 10 August 2017

“Articles of Association”	means the articles of association of the Company

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Bank Loans”	means the loans provided by the Designated Financial Institutions to the Lessor(s) or the Company under the Proposed Finance Lease contemplated under the 2020–2022 Aircraft Finance Lease Framework Agreement

“Board”	means the board of Directors

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America

“Bellyhold Space”	means the vacant space in the bellyhold of passenger aircrafts operated by the Company and its wholly-owned subsidiaries and controlled subsidiaries (including Shanghai Airlines, Eastern Air Wuhan, Eastern Air Jiangsu, Eastern Air Yunnan and China United Airlines) after travelers’ registered luggage has been loaded in priority

DEFINITIONS

“Bellyhold Space Agreements”	means the Contractual Operation Agreement and the Operation Cost Agreement

“Bellyhold Space Business”	means all the freight business operated through the utilization of the Bellyhold Space, including but not limited to the sale, pricing and settlement businesses in relation to the Bellyhold Space

“Bellyhold Space Management Agreement”	means the agreement dated 1 January 2017 entered into between the Company and China Cargo Airlines in relation to the entrustment to China Cargo Airlines to operate and manage the Bellyhold Space freight business of the Company, details of which are found in the announcement of the Company dated 3 January 2017

“Cargo Terminal Business Support Services”	has the meaning set out under the section headed “Freight Logistics Daily Connected Transactions Framework Agreement” in this circular

“Catering Services and Related Services Agreement”	has the meaning set out under the section headed “Catering Services and Related Services Agreement” in this circular

“CEA Development”	means 東航實業集團有限公司 (CEA Development Co., Ltd.), which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding

“CEA Development Entities”	means each of CEA Development and its subsidiaries

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling Shareholder of the Company

“CEA Holding Group”	means CEA Holding and its subsidiaries

“CEA Media”	means 東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Ltd.), which is a non-wholly owned subsidiary of CEA Holding, and is thus an associate of CEA Holding

“CEA Media Entities”	means each of CEA Media and its subsidiaries

“CEA Northwest”	means 中國東方航空西北公司 (China Eastern Air Northwest Company), which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding

“CES Finance”	means 東航金控有限責任公司 (CES Finance Holding Co., Ltd.), which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding

“CES Finance Entities”	means each of CES Finance and its subsidiaries

DEFINITIONS

“CES Leasing”	means 東航國際融資租賃有限公司 (CES International Financial Leasing Corporation Limited), a company incorporated in the China (Shanghai) Pilot Free Trade Zone of the PRC with registered capital of RMB2.5 billion, and is directly held as to: (i) 50% by CEA Holding; (ii) 35% by 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited) (an indirect wholly-owned subsidiary of CEA Holding); and (iii) 15% by 包頭盈德氣體有限公司 (Baotou Yingde Gases Co., Ltd.) (an independent third party of the Company, the sole shareholder of which is Yingde Gases (Hong Kong) Company Limited, a company registered in Hong Kong)

“CES Leasing Group”	means CES Leasing or the wholly-owned subsidiary(ies) established or to be established for the purpose of the finance lease and operating lease arrangement

“China Cargo Airlines”	means 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.*), a non-wholly owned subsidiary of Eastern Logistics, and in turn a non-wholly owned subsidiary of CEA Holding

“China United Airlines”	means 中國聯合航空有限公司 (China United Airlines Co., Limited), which is a wholly-owned subsidiary of the Company

“COMAC”	means 中國商用飛機有限責任公司 (Commercial Aircraft Corporation of China Limited), a company established under the laws of the PRC with limited liability

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Complementary Services Agreement”	has the meaning set out under the section headed “Complementary Services Agreement” in this circular

“connected person”	has the meaning ascribed to it under the Listing Rules

“Contractual Operation Agreement”	means the contractual operation agreement dated 1 March 2018 entered into between the Company (as owner) and China Cargo Airlines (as contractor) in relation to the contractual operation of Bellyhold Space Business by China Cargo Airlines, details of which are set out in the paragraph headed “Contractual Operation Agreement” in the section headed “Letter from the Board” of this circular

DEFINITIONS

“Delivery Date”	means:

(i) in respect of the Existing Aircraft, the respective dates on which the Company delivers the Existing Aircraft to the Lessor(s), pursuant to the sale and purchase agreement entered into between the Company and the Lessor(s) in relation to the Existing Aircraft; and

(ii)  in respect of the Additional Aircraft, the respective dates on which the respective Aircraft Manufacturer delivers each of the Additional Aircraft to the Lessor(s), pursuant to (a) the respective sale and purchase agreements entered into between the Company and the respective Aircraft Manufacturer; and (b) the respective purchase agreement assignment entered into between the Company, the Aircraft Manufacturer and the Lessor(s) in relation to the Additional Aircraft

“Designated Financial Institutions”	means commercial banks or other designated financial institutions in the PRC, being independent third parties, as designated by the Company in relation to the provision of the Bank Loans in accordance with the terms and conditions of the 2020–2022 Aircraft Finance Lease Framework Agreement

“Directors”	means the directors of the Company

“Eastern Air Catering Company”	means 東方航空食品投資有限公司 (China Eastern Air Catering Investment Co., Ltd.), which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding

“Eastern Air Catering Entities”	means each of Eastern Air Catering Company and its subsidiaries

“Eastern Air Finance Company”	means 東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.), which is directly interested as to 53.75% by CEA Holding, and is thus an associate of CEA Holding

“Eastern Air Finance Entities”	means each of Eastern Air Finance Company and its subsidiaries

“Eastern Air Jiangsu”	means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited), which is a non-wholly owned subsidiary of the Company

“Eastern Air Wuhan”	means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited), which is a non-wholly owned subsidiary of the Company

“Eastern Air Yunnan”	means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited), which is a non-wholly owned subsidiary of the Company

“Eastern Aviation Import & Export Company”	means 東方航空進出口有限公司 (Eastern Aviation Import & Export Co., Ltd.), which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding

“Eastern Aviation Import & Export Entities”	means each of Eastern Aviation Import & Export Company and its subsidiaries

DEFINITIONS

“Eastern Logistics”	means 東方航空物流股份有限公司 (Eastern Air Logistics Co., Ltd.*), which is a non-wholly owned subsidiary of CEA Holding

“Eastern Logistics Group”	means Eastern Logistics and its subsidiaries

“EGM”	means the 2019 first extraordinary general meeting of the Company to be convened on Friday, 20 December 2019, to consider, and if thought fit, approve, among others, the continuing connected transactions

“Existing Advertising Services Agreement”	means the advertising services agreement dated 30 August 2016 entered into between the Company and CEA Media, details of which are found in the paragraphs headed “Advertising Services Renewal Agreement” on pages 21 to 23 of the Company’s announcement dated 30 August 2016

“Existing Aircraft”	means the finance leased aircraft introduced before the 2020–2022 Aircraft Finance Lease Framework Agreement is approved by the Independent Shareholders at the EGM

“Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement”	means the aircraft and aircraft engines operating lease framework agreement dated 22 December 2017 entered into between the Company and CES Leasing, details of which are found in the Company’s announcement dated 22 December 2017

“Existing Aircraft Finance Lease Framework Agreement”	means the 2017–2019 Aircraft Finance Lease Framework Agreement dated 28 April 2016 entered into between the Company and CES Leasing, details of which are found in the Company’s announcement dated 28 April 2016 and the Company’s circular dated 20 May 2016

“Existing Catering Services Agreement”	means the catering services agreement dated 30 August 2016 entered into between Eastern Air Catering Company and the Company, details of which are found in the paragraphs headed “Catering Services Renewal Agreement” on pages 16 to 18 of the Company’s announcement dated 30 August 2016 and the Company’s circular dated 21 September 2016

“Existing Complementary Services Agreement”	means the complementary services agreement dated 30 August 2016 entered into between CEA Development and the Company, details of which are found in the paragraphs headed “Complementary Services Renewal Agreement (previously known as Maintenance and Repair Services Renewal Agreement” on pages 19 to 21 of the Company’s announcement dated 30 August 2016

DEFINITIONS

“Existing Continuing Connected Transactions”	means the existing continuing connected transactions of the Company with the CEA Holding Group, i.e., the transactions contemplated under the following agreements: (i) the Existing Financial Services Agreement, (ii) the Existing Import and Export Services Agreement, (iii) the Existing Complementary Services Agreement, (iv) the Existing Catering Services Agreement, (v) the Existing Property Leasing Agreement, (vi) the Existing Advertising Services Agreement, (vii) the Existing Aircraft Finance Lease Framework Agreement, (viii) the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement, (ix) the Existing Freight Logistics Daily Connected Transactions Framework Agreement, and (x) the Bellyhold Space Agreements, details of which are found in the announcements of the Company dated 28 April 2016, 30 August 2016, 29 November 2016, 22 December 2017 and 1 March 2018, and the circulars of the Company dated 20 May 2016, 21 September 2016 and 13 March 2018

“Existing Financial Services Agreement”	means the financial services agreement dated 30 August 2016 entered into between Eastern Air Finance Company, CES Finance and the Company, details of which are found in the paragraphs headed “Financial Services Renewal Agreement” on pages 7 to 13 of the Company’s announcement dated 30 August 2016 and the Company’s circular dated 21 September 2016

“Existing Freight Logistics Daily Connected Transactions Framework Agreement”	means the freight logistics daily connected transactions framework agreement dated 29 November 2016 entered into between the Company and Eastern Logistics, details of which are found in the Company’s announcement dated 29 November 2016

“Existing Import and Export Services Agreement”	means the import and export services agreement dated 30 August 2016 entered into between Eastern Aviation Import & Export Company and the Company, details of which are found in the paragraphs headed “Import and Export Services Renewal Agreement (previously known as Import and Export Agency Renewal Agreement)” on pages 14 to 16 of the Company’s announcement dated 30 August 2016

“Existing Property Leasing Agreement”	means the property leasing agreement dated 30 August 2016 entered into between CEA Holding and the Company, details of which are found in the paragraphs headed “Property Leasing Renewal Agreement” on pages 4 to 7 of the Company’s announcement dated 30 August 2016

“Financial Services Agreement”	has the meaning set out under the section headed “Financial Services Agreement” in this circular

“Freight Logistics Business Support Services”	has the meaning set out under the section headed “Freight Logistics Daily Connected Transactions Framework Agreement” in this circular

“Freight Logistics Daily Connected Transactions Framework Agreement”	has the meaning set out under the section headed “Freight Logistics Daily Connected Transactions Framework Agreement” in this circular

DEFINITIONS

“Freight Logistics Daily Services”	means the continuing connected transactions of the Group contemplated under the Freight Logistics Daily Connected Transactions Framework Agreement, i.e., the Cargo Terminal Business Support Services and the Freight Logistics Business Support Services

“Group”	means the Company and its subsidiaries

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC

“IFRS”	means the International Financial Reporting Standards issued by the International Accounting Standards Board

“IFRS 16”	means the International Financial Reporting Standard 16 issued by the International Accounting Standards Board, sets out the principles for the recognition, measurement, presentation and disclosure of leases

“Import and Export Services Agreement”	has the meaning set out under the section headed “Import and Export Services Agreement” in this circular

“Independent Board Committee”	means the board committee, comprising the independent non- executive Directors, to be established to advise the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions

“Independent Financial Adviser” or “Somerley”	means Somerley Capital Limited a corporation licensed to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to: (i) advise the period for the special vehicles and equipment leasing under the Complementary Services Agreement, the Lease Agreements with Eastern Investment under the Property Leasing and Construction and Management Agency Agreement, the Aircraft Finance Lease Agreements under the 2020–2022 Aircraft Finance Lease Framework Agreement and the Lease Agreements under the 2020– 2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement pursuant to the requirements under Rule 14A.52 of the Listing Rules; and (ii) advise the Independent Board Committee and the Independent Shareholders in respect of the Renewed Non- exempt Continuing Connected Transactions

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associates

“Latest Practicable Date”	means 27 September 2019, being the latest practicable date for ascertaining certain information included herein before the printing of this circular

DEFINITIONS

“Lessor(s)”	means wholly-owned subsidiaries of CES Leasing to be incorporated by CES Leasing in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of the Proposed Finance Lease contemplated under the 2020–2022 Aircraft Finance Lease Framework Agreement

“LIBOR”	means London Interbank Offered Rate

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“Mr. Fang”	Mr. Fang Zhaoya (方照亞)

“Operation Cost Agreement”	means the operation cost agreement dated 1 March 2018 entered into between the Company (as owner) and China Cargo Airlines (as contractor) in relation to the reimbursement of operation cost of the Bellyhold Space Business payable by the Company to China Cargo Airlines, details of which are set out in the paragraph headed “Operation Cost Agreement” in the section headed “Letter from the Board” of this circular

“PBOC”	means the People’s Bank of China

“PRC”	means the People’s Republic of China, which for the purpose of this circular only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Proposed Finance Lease”	means the finance lease of the leased aircraft pursuant to the 2020– 2022 Aircraft Finance Lease Framework Agreement

“Property Leasing and Construction and Management Agency Agreement”	has the meaning set out under the section headed “Property Leasing and Construction and Management Agency Agreement” in this circular

“Renewed Continuing Connected Transactions”	means (i) the transactions contemplated under the following agreements as well as the annual caps for the three years ending 31 December 2020, 2021 and 2022: (1) the Financial Services Agreement, (2) the Import and Export Services Agreement, (3) the Complementary Services Agreement, (4) the Catering Services and Related Services Agreement, (5) the Property Leasing and Construction and Management Agency Agreement, (6) the Advertising Services Agreement, (7) the 2020–2022 Aircraft Finance Lease Framework Agreement, (8) the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement, and (9) the Freight Logistics Daily Connected Transactions Framework Agreement; and (ii) the annual caps for the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022

DEFINITIONS

“Renewed Non-exempt Continuing Connected Transactions”	means the renewed non-exempt continuing connected transactions which are subject to the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules, which comprise: (a) the transactions as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 relating to the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, and the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement; and (b) the proposed annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022

“RMB”	means Renminbi yuan, the lawful currency of the PRC

“Rules for Meetings of the Supervisory Committee”	means the rules for meetings of the supervisory committee of the Company

“Rules for Procedures for General Meetings”	means the rules for procedures for general meetings of the Company

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shanghai Airlines”	means 上海航空有限公司 (Shanghai Airlines Co., Limited), which is a wholly-owned subsidiary of the Company

“Shanghai Listing Rules”	means 上海證券交易所股票上市規則 (the Rules Governing Listing of Stocks on the Shanghai Stock Exchange)

“Shareholders”	means the shareholders of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	means the supervisor(s) of the Company

“Supervisory Committee”	means the supervisory committee of the Company

“USD”	means United States dollar, the lawful currency of the United States of America

“VAT”	means value added tax

“%”	means per cent

LETTER FROM THE BOARD

Directors:

Liu Shaoyong (Chairman)

Li Yangmin (Vice Chairman)

Tang Bing (Director)

Lin Wanli (Independent non-executive Director)

Li Ruoshan (Independent non-executive Director)

Ma Weihua (Independent non-executive Director)

Shao Ruiqing (Independent non-executive Director)

Cai Hongping (Independent non-executive Director)

Yuan Jun (Employee Representative Director)

Legal address:

66 Airport Street

Pudong International Airport

Shanghai

PRC

Head office:

5/F, Block A2

Northern District, CEA Building

36 Hongxiang 3rd Road

Minhang District

Shanghai

PRC

Principal place of business in Hong Kong:

Unit D, 19/F.

United Centre

95 Queensway

Hong Kong

Hong Kong share registrar and transfer office:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

30 September 2019

To the shareholders of the Company

Dear Sir or Madam,

(1) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(2) PROPOSED AMENDMENTS TO THE RULES FOR PROCEDURES FOR GENERAL MEETINGS

(3) PROPOSED AMENDMENTS TO THE RULES FOR MEETINGS OF THE SUPERVISORY COMMITTEE

(4) CONTINUING CONNECTED TRANSACTIONS AND MAJOR TRANSACTION

(5) PROPOSED NOMINATION OF CANDIDATE FOR SHAREHOLDER REPRESENTATIVE SUPERVISOR

AND

(6) NOTICE OF THE 2019 FIRST EXTRAORDINARY GENERAL MEETING

LETTER FROM THE BOARD

A.	INTRODUCTION

Reference is made to (i) the announcement of the Company dated 30 August 2019 in relation to, among others, the proposed amendments to the Articles of Association, the Rules for Procedures for General Meetings and the Rules for Meetings of the Supervisory Committee; (ii) the announcement of the Company dated 30 August 2019 in relation to, among others, the Renewed Non-exempt Continuing Connected Transactions; and (iii) the announcement of the Company dated 30 August 2019 in relation to, among others, the nomination of candidate for shareholder representative Supervisor.

The purpose of this circular is to provide you with, amongst others,

(i)	further details of the proposed amendments to the Articles of Association;

(ii)	further details of the proposed amendments to the Rules for Procedures for General Meetings;

(iii)	further details of the proposed amendments to the Rules for Meetings of the Supervisory Committee;

(iv)	further details of the Renewed Non-exempt Continuing Connected Transactions;

(v)	further details of the nomination of candidate for shareholder representative Supervisor;

(vi)	a letter from the Independent Board Committee its recommendation to the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions;

(vii)

a letter from the Independent Financial Adviser containing its advice and recommendation to the Independent Board Committee and the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions;

(viii)	further information relating to the renewed continuing connected transactions, which are required to be approved by the Independent Shareholders at the EGM pursuant to the Shanghai Listing Rules; and

(ix)	notice of EGM.

B.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Reference is made to the announcement of the Company dated 30 August 2019 in relation to, amongst others, the proposed amendments to the Articles of Association. On 30 August 2019, the Board considered and approved the resolutions to propose to the Shareholders amendment to certain provisions of the Articles of Association.

The full texts of the proposed amendments to the Articles of Association are set out below. The proposed amendments to certain provisions of the Articles of Association are still subject to consideration at the EGM.

LETTER FROM THE BOARD

Articles of Association
No.	Existing Articles	Revised Articles

1

Article 30 The Company may, with approval according to the procedures provided in these articles of association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

(1)	Cancellation of shares for the reduction of its capital;

(2)	Merging with another company that holds shares in the Company;

(3)	Other circumstances permitted by relevant laws and administrative regulations.

Article 30 The Company may, with approval according to the procedures provided in these articles of association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

(1)	Cancellation of shares for the reduction of its capital;

(2)	Merging with another company that holds shares in the Company;

(3)	Issue of shares in connection with staff shareholding plans or share incentives;

(4)	Requesting the Company to purchase its own shares where shareholders object to the merger or demerger resolution of a general meeting;

(5)	Issue of shares in connection with convertible bonds issued by the Company;

(6)	Deemed necessary by the Company for protecting the Company’s value and shareholders’ interests;

(7)	Other circumstances permitted by relevant laws and administrative regulations.

The acquisition of its own shares by the Company pursuant to the foregoing paragraphs (1) or (2) shall be subject to approval at the general meeting by way of resolution; the acquisition of its own shares by the Company pursuant to the foregoing paragraphs (3), (5) or (6) shall be subject to approval by way of Board resolution at a Board meeting attended by more than two-thirds of the directors in accordance with the provisions of the Articles of Association or the mandate of the general meeting.

LETTER FROM THE BOARD

Articles of Association
No.	Existing Articles	Revised Articles

2	Article 31 The Company may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:

(1)	Making a pro rata general offer of repurchase to all its shareholders;

(2)	Repurchasing shares through public dealing on a stock exchange;

(3)	Repurchase by an off-market agreement outside a stock exchange.

Article 31 The Company may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:

(1)	Making a pro rata general offer of repurchase to all its shareholders;

(2)	Repurchasing shares through public dealing on a stock exchange;

(3)	Repurchase by an off-market agreement outside a stock exchange;

(4)	By any other mean which is permitted by law and administrative regulations and by the authorities in charge of the securities and stock exchanges in the place where the Company is listed.

3	Article 57 The Shareholders’ general meeting shall have the following functions and powers:

(1)	To decide on the Company’s operational policies and investment plans;

(2)	To elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;

(3)	To elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

(4)	To examine and approve reports of the board of directors;

(5)	To examine and approve reports of the supervisory committee;

Article 57 The Shareholders’ general meeting shall have the following functions and powers:

(1)	To decide on the Company’s operational policies and investment plans;

(2)	To elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;

(3)	To elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

(4)	To examine and approve reports of the board of directors;

(5)	To examine and approve reports of the supervisory committee;

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Articles of Association
No.	Existing Articles	Revised Articles

(6)	To examine and approve the Company’s proposed annual preliminary and final financial budgets;

(7)	To examine and approve the Company’s profit distribution plans and plans for making up losses;

(8)	To decide on increases or reductions in the Company’s registered capital;

(9)	To decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;

(10)	To decide on the issue of debentures by the Company;

(11)	To decide on the appointment, dismissal and disengagement of the accountants of the Company;

(12)	To amend these articles of association;

(13)	To consider motions raised by shareholders who represent 3 per cent or more of the total shares of the Company carrying the right to vote;

(14)	To decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations and provisions of these articles of association;

(15)	To deal with matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting.
(6)	To examine and approve the Company’s proposed annual preliminary and final financial budgets;

(7)	To examine and approve the Company’s profit distribution plans and plans for making up losses;

(8)	To decide on increases or reductions in the Company’s registered capital;

(9)	To decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;

(10)	To decide on the issue of debentures by the Company;

(11)	To decide on the appointment, dismissal and disengagement of the accountants of the Company;

(12)	To amend these articles of association;

(13)	To consider motions raised by shareholders who represent 3 per cent or more of the total shares of the Company carrying the right to vote;

(14)	To examine and approve changes in the use of proceeds;

(15)	To examine and approve share incentive plan of the Company;

(16)	To examine and approve major purchase, sale and replacement of assets of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

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Articles of Association
No.	Existing Articles	Revised Articles

(17)	To examine and approve external guarantees of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(18)	To decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations and provisions of these articles of association;

(19)

To deal with matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting. The general meeting shall not authorize the board of directors to perform statutory duties that the general meeting is supposed to perform.

4	Article 74 At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1)	By the chairman of the meeting;

(2)	By at least two shareholders entitled to vote present in person or by proxy;

(3)	By one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

Article 74 At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1)	By the chairman of the meeting;

(2)	By at least two shareholders entitled to vote present in person or by proxy;

(3)	By one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

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Articles of Association
No.	Existing Articles	Revised Articles

The demand for a poll may be withdrawn by the person who makes such demand.

The Company shall use various means to increase the attendance of the public shareholders at Shareholders’ general meetings, including the use of modern information technologies (such as, for example, online voting facilities), provided that:

(1)

Using such means would be permissible under all applicable laws and administrative regulations and/ or is acceptable to relevant regulatory authorities as well as complies with and satisfies all relevant rules; and

(2)	The legality and validity of a Shareholders’ general meeting is assured.

Subject to all applicable laws and administrative regulations, the board of directors, the independent directors and certain qualified shareholders may solicit proxies from the shareholders to vote at a Shareholders’ general meeting. No consideration shall be paid for any proxy and adequate information should be furnished to the shareholders whose proxies are solicited. The shareholders whose proxies are solicited should be encouraged to consult professional advisors. Any information that is furnished in connection with the solicitation of proxies must have been previously published and must be accurate and not misleading at the time of use.

The demand for a poll may be withdrawn by the person who makes such demand.

Subject to all applicable laws and administrative regulations, the board of directors, the independent directors and certain qualified shareholders may solicit proxies from the shareholders to vote at a Shareholders’ general meeting. The Company shall not impose a minimum shareholding percentage requirement on the solicitation of voting rights. No consideration shall be paid for any proxy and adequate information should be furnished to the shareholders whose proxies are solicited. The shareholders whose proxies are solicited should be encouraged to consult professional advisors. Any information that is furnished in connection with the solicitation of proxies must have been previously published and must be accurate and not misleading at the time of use.

5

Article 107 (A) Independent directors shall carry out duties faithfully, safeguard the interests of the Company and pay close attention to the protection of the legal rights and interests of the public shareholders from detriment.

Article 107 (A) Independent directors shall carry out duties faithfully, safeguard the interests of the Company and pay close attention to the protection of the legal rights and interests of the public shareholders from detriment.

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Articles of Association
No.	Existing Articles	Revised Articles

Independent directors shall carry out duties independently and shall not be influenced by:

(1)	Any substantial shareholder or actual controlling person of the Company; or

(2)	Any interested entity or individual of the Company or any of its substantial shareholders or actual controlling persons.

Independent directors have the general authority of directors and have special authority on the relevant matters as stipulated in relevant laws, regulations and the articles of association.

Independent directors shall carry out duties independently and shall not be influenced by:

(1)	Any substantial shareholder or actual controlling person of the Company; or

(2)	Any interested entity or individual of the Company or any of its substantial shareholders or actual controlling persons.

The Company shall protect the lawful performance of duties of the independent directors.

Independent directors shall perform their duties as directors according to law, fully understand the operation of the Company and the topics to be discussed by the board of directors, and safeguard the interests of the Company and all shareholders, especially the protection of legitimate rights and interests of small and medium shareholders. Independent directors shall report their work to the Shareholders’ general meeting on an annual basis.

If there is a conflict between the shareholders or directors of the Company which has a significant impact on the operation and management of the Company, the independent directors shall take the initiative to perform their duties and safeguard the interests of the Listed Company as a whole.

Note:

The amendments to the Articles of Association were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

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C.	PROPOSED AMENDMENTS TO THE RULES FOR PROCEDURES FOR GENERAL MEETINGS

Reference is made to the announcement of the Company dated 30 August 2019 in relation to, amongst others, the proposed amendments to the Rules for Procedures for General Meetings. On 30 August 2019, the Board considered and approved the resolutions to propose to the Shareholders amendment to certain provisions of the Rules for Procedures for General Meetings.

The full texts of the proposed amendments to the Rules for Procedures for General Meetings are set out below. The proposed amendments to certain provisions of the Rules for Procedures for General Meetings are still subject to consideration at the EGM.

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

1	Article 2 Shareholders’ general meetings are the decision-making body of the Company and shall exercise the following functions and powers in accordance with the law:

(1)	to decide on the Company’s operational policies and investment plans;

(2)	to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;

(3)	to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

(4)	to examine and approve reports of the board of directors;

(5)	to examine and approve reports of the supervisory committee;

(6)	to examine and approve the Company’s proposed annual preliminary and final financial budgets;

(7)	to examine and approve the Company’s profit distribution plans and loss recovery plans;

Article 2 Shareholders’ general meetings are the decision-making body of the Company and shall exercise the following functions and powers in accordance with the law:

(1)	to decide on the Company’s operational policies and investment plans;

(2)	to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;

(3)	to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

(4)	to examine and approve reports of the board of directors;

(5)	to examine and approve reports of the supervisory committee;

(6)	to examine and approve the Company’s proposed annual preliminary and final financial budgets;

(7)	to examine and approve the Company’s profit distribution plans and loss recovery plans;

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Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

(8)	to decide on increases or reductions in the Company’s registered capital;

(9)	to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;

(10)	to decide on the issue of debentures by the Company;

(11)	to determine on matters of external guarantees in accordance with relevant provisions of the Articles of Association;

(12)	to decide on the appointment, dismissal and disengagement of accounting firms of the Company;

(13)	to amend the Articles of Association;

(14)	to examine and approve any change in the use of funds raised;

(15)	to examine share option scheme;

(16)	to examine proposals raised by shareholders who represent 3 percent or more of the total shares of the Company carrying the right to vote;

(17)	to examine and approve the Company’s major acquisition, disposal, and replacement of assets (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(18)	to approve matters of the Company’s external guarantees;
(8)	to decide on increases or reductions in the Company’s registered capital;

(9)	to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;

(10)	to decide on the issue of debentures by the Company;

(11)	to decide on the appointment, dismissal and disengagement of accounting firms of the Company;

(12)	to amend the Articles of Association;

(13)	to examine and approve any change in the use of funds raised;

(14)	to examine share option scheme;

(15)	to examine proposals raised by shareholders who represent 3 percent or more of the total shares of the Company carrying the right to vote;

(16)	to examine and approve the Company’s major acquisition, disposal, and replacement of assets (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(17)	to approve matters of the Company’s external guarantees (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(18)	to decide on other matters which need to be resolved by the shareholders’ general meeting according to relevant laws, administrative regulations and provisions of the Articles of Association;

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Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

(19)	to decide on other matters which need to be resolved by the shareholders’ general meeting according to relevant laws, administrative regulations and provisions of the Articles of Association.
(19)

to authorize or delegate the board of directors to deal with other matters authorized or delegated by the general meeting. The general meeting shall not authorize the board of directors to perform statutory duties that the general meeting is supposed to perform.

2	Article 51 The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)	the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)	the issue of debentures of the Company;

(3)	the division, merger, change of form, dissolution and liquidation of the Company;

(4)	amendments to the Articles of Association;

(5)	acquisition or disposal of major assets or provision of guarantee by the Company within one year with the amount exceeding 30% of the total assets of the Company;

(6)

any other matters considered by the Shareholders’ general meeting, resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

Article 51 The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)	the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)	the issue of debentures of the Company;

(3)	the division, merger, change of form, dissolution and liquidation of the Company;

(4)	amendments to the Articles of Association;

(5)	share incentive schemes;

(6)	acquisition or disposal of major assets or provision of guarantee by the Company within one year with the amount exceeding 30% of the total assets of the Company;

(7)

any other matters considered by the Shareholders’ general meeting, resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

Note:

The amendments to the Rules for Procedures for General Meetings were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

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D.	PROPOSED AMENDMENTS TO THE RULES FOR MEETINGS OF THE SUPERVISORY COMMITTEE

Reference is made to the announcement of the Company dated 30 August 2019 in relation to, amongst others, the proposed amendments to the Rules for Meetings of the Supervisory Committee. On 30 August 2019, the Board considered and approved the resolutions to propose to the Shareholders amendment to certain provisions of the Rules for Meetings of the Supervisory Committee. At the 28th meeting of the eighth session of the Supervisory Committee held on the same date, the Company has considered and approved the “resolution for the amendment of certain provisions of the Rules for Meetings of the Supervisory Committee”.

The full texts of the proposed amendments to the Rules for Meetings of the Supervisory Committee are set out below. The proposed amendments to certain provisions of the Meetings of the Supervisory Committee are still subject to consideration at the EGM.

Rules for Meetings of the Supervisory Committee
No.	Existing Articles	Revised Articles

1

Article 5 Shareholder representative supervisors shall be appointed or removed by voting at the Shareholder’s general meeting. Employee representative supervisors shall be appointed or removed by democratic voting of the Company’s employees.

Directors, general managers, deputy general managers and financial controllers of the Company may not concurrently serve as supervisors.

Supervisors should have the corresponding professional knowledge or work experience and the ability to effectively perform their duties. Directors and senior management of the Company may not concurrently serve as supervisors.

The Company may appoint external supervisors in accordance with the provisions of the Article of Association.

Article 5 Shareholder representative supervisors shall be appointed or removed by voting at the Shareholder’s general meeting. Employee representative supervisors shall be appointed or removed by democratic voting of the Company’s employees.

2

Article 18 Where a supervisor, during his performance of duties, violates the provisions of laws, administrative regulations or the Articles of Association and causes damage to the Company, he shall be liable for compensation.

Article 18 Supervisors shall have the right to know the Company’s operations. The Company should take measures to protect the right to know of supervisors and provide necessary assistance for supervisors to normally perform their duties, and no one may interfere or obstruct. The relevant expenses required for the performance of duties by supervisors shall be borne by the Company.

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Rules for Meetings of the Supervisory Committee
No.	Existing Articles	Revised Articles

Where a supervisor, during his performance of duties, violates the provisions of laws, administrative regulations or the Articles of Association and causes damage to the Company, he shall be liable for compensation.

3	Article 27 Convening of meeting

A meeting of the Supervisory Committee shall be held only when more than one-half of supervisors attend the meeting. If the quorum of the meeting cannot be met as a result of a supervisor’s refusal to attend or absence without reasons, other supervisors shall timely report such circumstance to the regulatory authority.

The Secretary to the Board or the securities representative shall be present at the meeting of the Supervisory Committee.

Article 27 Convening of meeting

A meeting of the Supervisory Committee shall be held only when more than one-half of supervisors attend the meeting. If the quorum of the meeting cannot be met as a result of a supervisor’s refusal to attend or absence without reasons, other supervisors shall timely report such circumstance to the regulatory authority.

The Secretary to the Board or the securities representative shall be present at the meeting of the Supervisory Committee. The Supervisory Committee may, when deemed necessary, invite directors, senior management or other relevant personnel to attend the meeting. Based on the agenda of the meeting, the Supervisory Committee may request directors, senior management or internal and external auditors, etc., to attend the meeting of the Supervisory Committee to answer questions of concern.

4	Article 28 Consideration procedures at a meeting

The presider of the meeting shall submit to request the attending supervisors to express their clear opinions on the resolutions.

The presider of the meeting shall request the directors, senior management, other staff members of the Company or officers of relevant intermediaries to attend the meeting and answer enquiries based on suggestions of the supervisors.

Article 28 Consideration procedures at a meeting

The presider of the meeting shall submit to request the attending supervisors to express their clear opinions on the resolutions.

Note:

The amendments to the Rules for Meetings of the Supervisory Committee were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

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E.	CONTINUING CONNECTED TRANSACTIONS AND MAJOR TRANSACTION

a.       Background

Reference is made to the announcement of the Company dated 30 August 2019 in relation to the continuing connected transactions and major transactions.

On 30 August 2019, the Board approved the resolutions regarding, among others, the continuing connected transactions of the Company under the Listing Rules for the three years ending 31 December 2020, 2021 and 2022, which comprised:

(i)

since the agreements for the Existing Continuing Connected Transactions (except the Bellyhold Space Agreements) will expire on 31 December 2019, the Company entered into the respective agreements relating to the Existing Continuing Connected Transactions in order to better manage the Existing Continuing Connected Transactions and to regulate the continuing business relationships between the Group and the CEA Holding Group; and

(ii)

the Bellyhold Space Agreements with a term from 1 April 2018 to 31 December 2032 and the transactions contemplated thereunder as well as the annual caps for the period from 1 April 2018 to 31 December 2018 and the year ending 31 December 2019 were approved at the extraordinary general meeting of the Company convened on 29 March 2018. Since the existing annual caps will expire on 31 December 2019, the Company proposed to set the annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022.

Pursuant to the relevant provisions of the Listing Rules, the Renewed Non-exempt Continuing Connected Transactions which are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules comprise: (i) the transactions as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 relating to the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, and the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement; and (ii) the proposed annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022. The 2020–2022 Aircraft Finance Lease Framework Agreement is also subject to the requirements applicable to a major transaction under Chapter 14 of the Listing Rules.

Pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the Company proposes to put forward for the Independent Shareholders’ approval at the EGM the transactions relating to: (i) the provision of loan services under the Financial Services Agreement; (ii) the Import and Export Services Agreement, (iii) the Complementary Services Agreement, (iv) the Catering Services and Related Services Agreement, (v) the Property Leasing and Construction and Management Agency Agreement, (vi) the Advertising Services Agreement, and (vii) the Freight Logistics Daily Connected Transactions Framework Agreement.

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b.      Renewed Non-exempt Continuing Connected Transactions Under the Listing Rules

Pursuant to the Listing Rules, the Renewed Non-exempt Continuing Connected Transactions are subject to the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules, which comprise: (a) the transactions as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 relating to the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, and the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement; and (b) the proposed annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022.

Details of the Renewed Non-exempt Continuing Connected Transactions which are subject to the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules are set out as follows.

1.	Financial Services Agreement

Eastern Air Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the PBOC and the China Banking and Insurance Regulatory Commission. Eastern Air Finance Company is principally engaged in providing financial services to group companies of CEA Holding.

Please refer to the paragraphs headed “Financial Services Renewal Agreement” on pages 7 to 13 of the Company’s announcement dated 30 August 2016 and the Company’s circular dated 21 September 2016 for the background and history of the Existing Financial Services Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Financial Services Agreement with Eastern Air Finance Company, pursuant to which Eastern Air Finance Company and its subsidiaries (each an “Eastern Air Finance Entity” and collectively the “Eastern Air Finance Entities”) agreed from time to time provide the Group with a range of financial services including: (i) deposit services; (ii) loan services; and (iii) other financial services (the “Financial Services Agreement”).

Term

The Financial Services Agreement will be effective for a term of 3 years commencing from 1 January 2020 to 31 December 2022.

With effect from 1 January 2020, the Existing Financial Services Agreement will be terminated.

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Pricing

Under the Financial Services Agreement:

(a)

provision of deposit services: the Company will deposit a portion of temporarily idle working capital and a portion of funds generated in operation into the account opened in Eastern Air Finance Company under the principles of voluntary deposit and free withdrawal. A separate account, which shall not be the account opened in Eastern Air Finance Company, shall be opened for depositing the proceeds raised by the Company through non-public issuance of A shares or issue of corporate bond on the Shanghai Stock Exchange as required by the China Securities Regulatory Commission. The deposit interest rate shall be in line with the requirements by the PBOC with regard to that of similar deposits (which are published on the website of the PBOC) and be determined by the parties after arm’s length negotiations by market principles with reference to the quotation by financial institutes that are independent third parties. The deposit interest rate offered by Eastern Air Finance Company to the Company shall not be lower than that available to the Company from major domestic commercial banks for deposits of same grade in same period.

(b)

provision of loan services: Eastern Air Finance Company shall give priority in satisfying the Company’s need for loan according to its own financial capacity. Where the Company applies for loan from Eastern Air Finance Company, a loan agreement shall be signed between the parties, setting out the amount, usage and term of loan. The interest rate for the loan shall be determined based on the Loan Prime Rate (LPR) which is released by the National Interbank Funding Center as the designated issuer with the authorization from the PBOC by the parties after arm’s length negotiations by market principles with reference to the quotation by financial institutes that are independent third parties. The interest rate of the loan granted to the Company by Eastern Air Finance Company shall not be higher than that is available to the Company from major domestic commercial banks for the same amount of loan for the same period.

(c)

provision of other financial services: according to the Company’s need during its normal operation, Eastern Air Finance Company may accept the Company’s engagement, to provide the Company with services on entrusted loan, international economic guarantee and credit assurance, financial bonds issuance and other financial services within the business scope of Eastern Air Finance Company. Except for provision of deposit and loan services, Eastern Air Finance Company will charge service fees for other financial services, in compliance with the regulations on charging standards, which are publicly available information, formulated by the PBOC or China Banking and Insurance Regulatory Commission; in addition to the above-mentioned requirements, the amount of service fees charged by Eastern Air Finance Company to the Company for its provision of financial services shall not exceed the charging standard for the same services provided by major domestic commercial banks.

With regard to the deposit services, Eastern Air Finance Entity will inform the Company’s finance department the relevant rates set by the PBOC for similar services and provide the Company with the cap value of the interest rate stipulated by the government when the Group’s deposits are being placed in the Eastern Air Finance Entities, which rates shall be independently verified by the Company. In addition, the Company will consider the quality of services provided by the Eastern Air Finance Entities and other third-party banks or financial institutions in making its choice of service provider. With regard to the deposit services and loan services, the Company’s finance department will check the relevant rates set by the PBOC or the relevant LPR for similar services and compare with the rates provided by at least two other independent third-party commercial banks or financial institutions when deposit services and loans services are needed by the Group.

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To further safeguard the Group’s fund security, the Company’s finance department shall obtain and review the latest audited annual report of Eastern Air Finance Company to assess the risk before the deposits are actually made by the Company. During the period the deposits are placed with the Eastern Air Finance Entities, the Company’s finance department shall have access to and review the financial reports of Eastern Air Finance Company regularly to assess the risk of the Group’s deposits in the Eastern Air Finance Entities. In addition, Eastern Air Finance Company will inform the Company’s finance department the balance of the Group’s deposits in the Eastern Air Finance Entities and the balance of loans provided by the Eastern Air Finance Entities to the Group on a monthly basis. The finance department of the Company will designate a person who is specifically responsible to monitor the relevant rates set by the PBOC for similar deposits services and the policy promulgated by the PBOC, and the relevant LPR for similar loan services to ensure that each transaction is conducted in accordance with the pricing policy above under the Financial Services Agreement.

In respect of other financial services, the Company’s finance department will check the standard fees and charges as specified by PRC regulatory authorities and, if necessary, the fees and charges provided by independent third-party commercial banks or broker companies in the PRC and compare with the fees and charges provided by Eastern Air Finance Entities in accordance with the implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entity to ensure the service fees and charges will be no less favourable to the Company than terms available from other commercial banks and broker companies. Moving forward, the Company expects to obtain at least two or more offers before deciding to choose the Eastern Air Finance Entity or other commercial bank or financial institution as service provider.

Payment terms

As the Financial Services Agreement is a master agreement in nature, its payment terms for the deposit interest, loan repayment and actual services involved are case specific. In accordance with the payment terms as specified in the underlying operative agreement, the deposit interest for time deposits will be settled on a quarterly basis in arrears and the deposit interest for demand deposits will be settled on a monthly basis in arrears.

Reasons for and benefits of the transaction

Through the long-term cooperation between the Company and Eastern Air Finance Entities in respect of deposit services, loan services and other financial services, the transactions under the Financial Services Agreement will satisfy the operational needs of the Company, strengthening the centralized management and effectiveness in the utilisation of the Company’s funds and ensure effective development of the Company’s business. The benefits of the transactions under the Financial Services Agreement are set out as follows:

(i)

the Company will receive interest on its moneys deposited with the respective Eastern Air Finance Entity at rates which are not less than the relevant rates set by the major domestic commercial banks, resulting in an increase in the Company’s capital gain;

(ii)

the Company and its subsidiaries will be able to obtain loans and financing from the respective Eastern Air Finance Entity with priority at interest rates not higher than the relevant rates set by the major domestic commercial banks, allowing the Company to be able to obtain funds promptly and effectively and the financial expenses will be reduced. As the loan extension cycle offered by Eastern Air Finance Company is short, loans can be extended in one day or in a timely manner;

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(iii)

Eastern Air Finance Company, which provides the services of fund clearing platform to the Company, helps strengthen the centralized management of funds and reduce the transit time of funds, increase the efficiency for collection and utilisation of funds and reduce the clearing fees; and

(iv)

the Company directly holds 25% of the shares of Eastern Air Finance Company, and CEA Holding holds in aggregate 75% of the shares of Eastern Air Finance Company. Eastern Air Finance Company undertakes higher initiatives to protect the interests of the Company than external entities, and makes commitment to giving priority in satisfying the loan requirements of the Company.

Further, the Company may withdraw the whole or part of its deposits placed with Eastern Air Finance Company at any time to ascertain the safety and liquidity of such deposits. The ownership of such deposits remains with the Group and does not pass to the Eastern Air Finance Entities. In addition, the rules and regulations promulgated by China Banking and Insurance Regulatory Commission to regulate the activities of non-bank finance companies, including Eastern Air Finance Company, and the internal policies of the Company further monitor and safeguard the Group’s deposits in the Eastern Air Finance Entities. The Company is not restricted under the Financial Services Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Its criteria in making the choice could be made on costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Eastern Air Finance Entities’ services if the service quality provided is competitive. Having such flexibility afforded under the Financial Services Agreement, the Group is able to better manage its current capital and cash flow position. In addition, it is also expected that the Eastern Air Finance Entities will provide more efficient settlement service to the Group, as compared to independent third-party financial institutions.

Accordingly,

(a)

With regard to the transactions relating to the provision of deposit services under the Financial Services Agreement, the Directors (including the independent non-executive Directors) believe that the relevant transactions are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole. As such transactions will be subject to the Independent Shareholders’ approval at the EGM, the independent non-executive Directors has established the Independent Board Committee to advise the Independent Shareholders in respect of such transactions in accordance with the Listing Rules.

(b)

With regard to the transactions relating to the provision of loan services and other financial services under the Financial Services Agreement, the Directors (including the independent non-executive Directors) believe that the relevant transactions are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

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Historical figures

The historical maximum daily outstanding balance of the deposit services provided by the Eastern Air Finance Entities to the Group in respect of the Existing Financial Services Agreement for each of the two years ended 31 December 2017 and 2018 and six months ended 30 June 2019 is approximately RMB6,100,000,000, RMB6,242,000,000 and RMB5,009,000,000, respectively.

The historical maximum daily outstanding balance of the loan and financing services provided by the Eastern Air Finance Entities to the Group in respect of the Existing Financial Services Agreement for each of the two years ended 31 December 2017 and 2018 and six months ended 30 June 2019 is RMB6,544,000,000, RMB7,361,000,000 and RMB7,021,000,000, respectively.

The historical maximum daily balance of the deposit services is at a similar level to the historical maximum daily outstanding balance of the loan and financing services. As the respective maximum daily balance occurred in different times, such amount was not comparable.

The Group will monitor the deposit interest rates offered by the banks and Eastern Air Finance Entities from time to time and will place deposits for a longer term to lock in the interest income when the terms are considered favourable. Meanwhile, the Group will carry out short term loan to finance its business and operations as and when it is necessary. In the Group’s loan and deposit schedule with Eastern Air Finance Entities, (i) the Group has been placing deposits therewith for terms of 2 to 3 years while the loans obtained therefrom for terms of 1 month to 1 year; and (ii) the interest rate of the 3-year term deposit is higher than those of the loans during the same period. This is the strategy adopted by the Group to capture the possible arbitrage opportunities and take advantage of the differences in interest rates. This arrangement is fair and reasonable and in the interest of the Company and its shareholders as a whole.

In the past three years, the average interest rate of the long-term loan services provided by Eastern Air Finance Company was 3.70%, while the benchmark interest rate of 5-year term loans issued by the PBOC was 4.90%; and interest rates of fixed deposits provided by Eastern Air Finance Company fell within the middle to high level of interest rates obtained from independent third financial institutions by the Company through quotation.

It is reasonable for the Company to deposit idle cash to Eastern Air Finance Company in consideration for fund security and convenience of fund allocation, which is also in the interest of the Shareholders. With thousands of suppliers of the Company scattering around the world, the Company would engage depository financial institutions that are capable of offering convenience, timeliness and safety when meeting the global demand of cash flow. In addition, the Company directly holds 25% of shares of Eastern Air Finance Company, while the remaining 75% is held by CEA Holding. Eastern Air Finance Company could more proactively safeguard the interests of the Company. Therefore, such arrangement is in the interest of the Company and its shareholders as a whole.

In respect of the provision of other financial services under the Existing Financial Services Agreement, the fees and charges paid for such transactions for each of the two years ended 31 December 2017 and 2018 are minimal. Accordingly, pursuant to Rule 14A.76 of the Listing Rules, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Listing Rules.

LETTER FROM THE BOARD

Annual caps

The proposed annual caps for the provision of deposit services under the Financial Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are determined primarily based on the following facts:

(i)

the Company estimates that the annual caps for deposit services in the next three years will be comparative to the annual caps for deposit services in the past three years, with the main considerations that in recent years, the Company mainly raised funds by issuing super-short term bonds, medium-term notes, foreign currency debt and other financing tools. The short-term deposit of proceeds raised, other than proceeds raised through non-public issuance of A shares or issue of corporate bond on the Shanghai Stock Exchange, into Eastern Air Finance Company may lead to a temporary increase in the amount of deposit; and

(ii)	except for the above, the actual transaction amount for the daily deposit services of the Company is significantly lower than the estimated annual caps.

The Group intends to centralise capital management through the Eastern Air Finance Entities in order to improve the Group’s capital efficiency and operating efficiency.

Having considered the historical figures and taking account of the circumstances mentioned above, the maximum daily outstanding balance of deposits contemplated under the Financial Services Agreement are not expected to exceed RMB12,000,000,000, RMB13,000,000,000 and RMB14,000,000,000 for each of the three years ending 31 December 2020, 2021 and 2022, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

The Directors believe that these proposed annual caps will be able to provide the Group with sufficient flexibility for its expected financial arrangements with the Eastern Air Finance Entities in the future.

Listing Rules implications

Since CEA Holding is the controlling Shareholder of the Company, each member of the CEA Holding Group (including Eastern Air Finance Company) is therefore a connected person of the Company under the Listing Rules.

In respect of the provision of deposit services under the Financial Services Agreement, the highest applicable percentage ratio for the purpose of Chapter 14A of the Listing Rules exceeds 5% on an annual basis in the on-going performance of the agreement. Such transactions together with the annual caps therefore are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Listing Rules. Furthermore, as the highest applicable percentage ratio set out in the Listing Rules in respect of such transactions exceeds 5% but is less than 25%, they also constitute discloseable transactions and are accordingly subject to the notification and announcement requirements under Chapter 14 of the Listing Rules.

LETTER FROM THE BOARD

In respect of the provision of loan services under the Financial Services Agreement, the interest rate for the loan shall be determined based on the Loan Prime Rate (LPR) which is released by the National Interbank Funding Center as the designated issuer with the authorization from the PBOC by the parties after arm’s length negotiations by market principles with reference to the quotation by financial institutes that are independent third parties. The interest rate of the loan granted to the Company by Eastern Air Finance Company shall not be higher than that is available to the Company from major domestic commercial banks for the same amount of loan for the same period. The transaction involves provision of financial assistance by the Eastern Air Finance Entities for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempt from the reporting, announcement, annual review and Independent Shareholders’ approval requirements, by virtue of Rule 14A.90 of the Listing Rules.

However, with respect to the provision of loan services, pursuant to the relevant provisions of the Shanghai Listing Rules, such transactions will be subject to the Independent Shareholders’ approval at the EGM.

In respect of the provision of other financial services under the Financial Services Agreement, the relevant services provided by the Eastern Air Finance Entities for each of the two years ended 31 December 2017 and 2018 are minimal and any future transactions that may take place between the Group and the Eastern Air Finance Entities in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.76 of the Listing Rules, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements. Should the actual transaction amount exceeds the de minimis threshold in future, the Company will comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

2.	2020–2022 Aircraft Finance Lease Framework Agreement

CES Leasing is principally engaged in the provision of finance leasing and other leasing services, purchase of domestic and foreign finance lease assets, handling salvage value and maintenance of finance lease assets, and provision of advisory services and guarantee for lease transactions, and engaged in commercial factoring related to principal businesses etc.

The Designated Financial Institutions are principally engaged in banking services.

Please refer to the Company’s announcement dated 28 April 2016 and the Company’s circular dated 20 May 2016 for the background and history of the 2017–2019 Aircraft Finance Lease Framework Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Aircraft Finance Lease Framework Agreement with CES Leasing on substantially the same terms, pursuant to which CES Leasing Group (as lessor(s)) agreed to provide finance lease to the Group (as lessee(s)) in respect of the aircraft (the “2020–2022 Aircraft Finance Lease Framework Agreement”) with reference to the transaction practices for years between the parties for aircraft finance lease. According to the 2020–2022 Aircraft Finance Lease Framework Agreement, for certain aircraft which the Company intends to purchase during the years from 2020 to 2022, if, as evaluated on requests for proposals, the finance plans proposed by CES Leasing are better than the plans proposed by other parties (including, but not limited to the overall financial cost quoted in the finance plans proposed by CES Leasing being more competitive than those under other plans), the Company agreed to select CES Leasing for relevant transactions.

LETTER FROM THE BOARD

The major terms of the 2020–2022 Aircraft Finance Lease Framework Agreement are set out as follows:

Date:	30 August 2019

Lessor(s):	wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the Proposed Finance Lease

Lessee:	the Company and its subsidiaries

Financier:	the Designated Financial Institutions, being independent third parties

Aircraft under the Proposed Finance Lease:	The leased aircraft comprises part of the aircraft in the Company’s aircraft introduction plan for the years 2020 to 2022 which will be disclosed annually and subject to adjustment from time to time.

The Company has signed or will sign aircraft purchase agreements in batches with Boeing Company, Airbus SAS and COMAC in relation to the leased aircraft, which agreements have been or will be negotiated and agreed independently and separately, and has obtained or will obtain approvals from the Board and the Shareholders and has complied or will comply with the disclosure requirements in accordance with relevant laws and regulations.

In the event that the Company introduces any of the leased aircraft before the 2020–2022 Aircraft Finance Lease Framework Agreement is approved by the Independent Shareholders at the EGM, the Company shall pay to the Aircraft Manufacturer(s) the relevant purchase price of the Existing Aircraft according to the respective financing arrangement(s). After the 2020–2022 Aircraft Finance Lease Framework Agreement is approved by the Independent Shareholders at the EGM, the Company will enter into the relevant aircraft purchase agreements in relation to each of the Existing Aircraft with the Lessor(s) to transfer the ownership of the Existing Aircraft to the Lessor(s) in accordance with the relevant lease amount (which shall not be more than 100% of the purchase price of the relevant Existing Aircraft).

Effective term:	from 1 January 2020 to 31 December 2022

Aggregate principal amount of the finance leases:	not more than 100% of the consideration for the purchase of the leased aircraft

LETTER FROM THE BOARD

Rental fee/Interest rate:	Under the Proposed Finance Lease, the applicable interest rate, together with the arrangement fee, will be determined through requests for proposals issued by the Company or other bidding processes (which will comprise of at least two other proposals from independent third parties), which will be negotiated and determined between the Company, CES Leasing and the Designated Financial Institutions.

The Company estimates the cap of the amount of finance lease transactions using 5-year benchmark lending rate issued by the PBOC (i.e., 4.90%), and appropriate adjustment will be made to the interest rate for future business with reference to fluctuation on the LPR which is released by the National Interbank Funding Center as the designated issuer with the authorization from the PBOC.

The rental fee is the repayment of the principal amount for the leased aircraft and the interest under the Proposed Finance Lease.

The rental fee, of which the principal portion is measured according to the equal-principal or average-capital-plus interests standard, is payable quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft and concluding on the date of the last payment for such leased aircraft, subject to the terms and conditions of each individual Aircraft Finance Lease Agreement.

On the date of payment of each rental fee, the Company deposits the rental fee only in the Lessor(s)’ permitted bank account with the Designated Financial Institutions. The Designated Financial Institution will maintain strict control and supervision over the relevant bank account and will automatically debit the rental fee (the amount of which is equal to the principal and interest of the Bank Loans) from the relevant bank account to its own account on the same day or the next day of the date of payment of each rental fee.

Bank Loans:	Under the Proposed Finance Lease, the Designated Financial Institutions will provide Bank Loans to the Lessor(s), the principal amount of which will be equivalent to the principal amount of each individual Aircraft Finance Lease Agreement.

LETTER FROM THE BOARD

The principal amount, interest rate and amounts, and loan term under the Bank Loans will be respectively identical to the principal amount, interest rate and amounts, and lease term under the Proposed Finance Lease.

The material rights and obligations (including the right to obtain delivery of aircraft, the obligation to pay consideration, etc.) of the Company as a purchaser under the relevant aircraft sale and purchase agreement(s) will be transferred to the Lessor(s), and the leased aircraft will be mortgaged to the Designated Financial Institutions as security for the Bank Loans according to the loan agreements to be entered into between the Lessor(s) and the Designated Financial Institutions in due course.

Arrangement fee:	The respective arrangement fee for each of the leased aircraft shall be paid by the Company in one lump sum prior to the commencement of the respective Delivery Date.

The basis for determining the arrangement fee for each of the leased aircraft is the average value of the rate derived from dividing the total amount of the arrangement fee for the previous aircraft finance lease transactions in the past three years by the total principal amount.

Buy-back:	Upon the expiry of the lease term of each of the leased aircraft, the Company is entitled to purchase each relevant aircraft back from the Lessor(s) at a nominal purchase price of RMB100 per aircraft.

Effectiveness and conditions:	The 2020–2022 Aircraft Finance Lease Framework Agreement is effective upon execution by the parties and approval of the 2020–2022 Aircraft Finance Lease Framework Agreement and the transactions contemplated thereunder by the Independent Shareholders at the EGM.

Implementation agreements:	To implement the Proposed Finance Lease, separate written agreements will be entered into between the Company, CES Leasing, the Lessor(s) and the Designated Financial Institutions etc. (as appropriate), including but not limited to:

(i) the sale and purchase agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the Existing Aircraft or the aircraft to be introduced;

(ii) the purchase agreement assignment(s) to be entered into between the Company, the Lessor(s) and/or the Designated Financial Institutions etc. in respect of each of the Additional Aircraft;

LETTER FROM THE BOARD

(iii) the Aircraft Finance Lease Agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the leased aircraft;

(iv) the tripartite lease agreement assignments(s) to be entered into between the Company, the Lessor(s) and the Designated Financial Institutions in respect of each of the leased aircraft; and the loan agreement to be entered into between the Lessor(s) and the Designated Financial Institutions in respect of each of the leased aircraft, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2020–2022 Aircraft Finance Lease Framework Agreement.

Each Aircraft Finance Lease Agreement will have the same term as the corresponding Bank Loan which it relates to and commencing on the Delivery Date of each leased aircraft.

Payment terms:	The financing amount is agreed by the parties. In respect of the Existing Aircraft, the financing amount will be paid directly to the Company. In respect of the Additional Aircraft, the financing amount will be paid directly to manufacturers of the Additional Aircraft by the financier on the Delivery Date of the Additional Aircraft. The actual financing amount of each aircraft will be adjusted and determined based on the actual delivery price of the aircraft.

The rental fee, of which the principal portion is measured according to the equal-principal, average-capital-plus interests standard or other principles agreed by the parties, is payable quarterly or semi-annually in arrears, commencing from the Delivery Date. CES Leasing will issue VAT special invoices to the lessee according to the relevant national laws and regulations.

The rental fee and other expenses will be paid by the Company to the designed bank account of CES Leasing on the respective rent payment dates and the payment date of other expenses (if it is different from the rent payment date) under the lease agreements.

The lease period of the aircraft under the 2020–2022 Aircraft Finance Lease Framework Agreement will be agreed upon entering into the Aircraft Finance Lease Agreements. Based on previous similar transactions, the lease period of the aircraft under the 2020–2022 Aircraft Finance Lease Framework Agreement would be around 10 years. As the lease period of the aircraft exceeds three years, pursuant to Rule 14A.52 of the Listing Rules, the Company has engaged the Independent Financial Adviser to review the 2020–2022 Aircraft Finance Lease Framework Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this circular for further details.

LETTER FROM THE BOARD

Historical amounts

The historical figures for the total rental fees (including principal and interest) and arrangement fees in respect of aircraft finance lease services for each of the two years ended 31 December 2017, 2018 and six months ended 30 June 2019 are RMB1,996,540,000, RMB6,141,821,000 and RMB7,813,566,000, respectively.

The main causes for the significant difference between the actual transaction amount and the annual cap for the aircraft finance lease for 2017 and 2018 were:

(i)

the prerequisite for carrying out the business by the Company with CES Leasing is: through requests for proposals or other bidding processes, the finance leasing proposal or operating leasing proposal provided by CES Leasing are more competitive than the finance leasing proposals or operating leasing proposal provided by other parties. In 2017 and 2018, the actual number and size of aircraft finance leasing contracts awarded to CES Leasing was lower than estimated; and

(ii)	the Company purchased some aircraft with proceeds raised through private placement projects, so that the possibility for aircraft finance lease by the Company from CES Leasing was lowered.

Annual caps

The total fee payable by the Company under the Proposed Finance Lease is the sum of the rental fee, the arrangement fee and the buy-back fee, and the total rental fee payable under the Proposed Finance Lease fee equals to the sum of the principal and the interest payable under each Aircraft Finance Lease Agreement. The proposed maximum amounts of the Company’s aircraft finance lease services in the next 3 years are estimated with reference to the finance lease price of other aircraft under the same model of same age in the national market, the benchmark interest rate for more than 5 years as announced by the PBOC and/or the LIBOR. Having considered the historical transaction amounts and the Company’s aircraft introduction plan for the years 2020 to 2022, the proposed maximum total rental fee (including principal and interest) and arrangement fee in relation to the Proposed Finance Lease are set out as below:

Transaction period	For the financial year ending 31 December 2020	For the financial year ending 31 December 2021	For the financial year ending 31 December 2022
Total rental fee (including principal and interest) and arrangement fee	USD3,486,000,000	USD5,231,000,000	USD5,286,000,000

Pursuant to IFRS 16, the Proposed Finance Lease by the Company as lessee under the 2020–2022 Aircraft Finance Lease Framework Agreement will be recognised as right- of-use assets. The proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 under the 2020–2022 Aircraft Finance Lease Framework Agreement are RMB13,802,000,000, RMB20,712,000,000 and RMB20,928,000,000, respectively. The proposed annual caps are set on the total value of right-of-use assets relating to the Proposed Finance Lease, which are calculated during the future years by discounting the estimated principal amount of rental fee and arrangement fee for newly added aircraft in each year by a discount rate of 4.4969% which is equivalent to the Company’s incremental borrowing rate (i.e., ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.).

LETTER FROM THE BOARD

If, through requests for proposals or other bidding processes, the finance leasing proposal and the arrangement fee quotation for finance leasing provided by CES Leasing are more competitive than the finance leasing proposal and the arrangement fee quotation for finance leasing provided by other parties, the maximum amount of the aircraft finance lease transactions between the Company and CES Leasing from 2020 to 2022 shall not exceed half of the aggregate amount of the aircraft scheduled to be introduced in each year.

Investors are reminded that due to the actual execution of this continuing connected transaction relies on financing proposals of CES Leasing, and whether the finance leasing proposal and the arrangement fee quotation for finance leasing provided by CES Leasing are more competitive than the finance leasing proposal and the arrangement fee quotation for finance leasing provided by other parties, so that specific aircraft finance lease transactions could be entered, the actual amounts of the continuing connected transaction may be significantly lower than expected amounts, or not at all.

Financial impact of the transaction

Under the Proposed Finance Lease, the leased aircraft will be recorded as right-of- use assets of the Company pursuant to IFRS 16, and the principal amount of the Proposed Finance Lease will be recorded as right-of-use liabilities of the Company. The arrangement fee for the finance lease will be included in the initial measurement of the right-of-use assets under IFRS 16, and will be recorded into cost by the way of depreciation over the lease term. The interest for the finance lease will not be included in the initial measurement of the right-of-use assets under IFRS 16, and will be recognised as interest expenses over the lease term.

The consideration for the purchase of aircraft may be funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company. Using a finance lease structure under the Proposed Finance Lease may result in an increase in the Company’s debt-to-equity ratio, but as the rental fee under the Proposed Finance Lease is payable quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the leased aircraft and concluding on the date of the last payment for such leased aircraft, it is not expected to have a substantial impact on the Company’s cashflow position or its business operations. The Proposed Finance Lease are not expected to result in a material impact on the earnings and net assets of the Group.

Reasons for and benefits of the transaction

The Company has long been cooperating well with CES Leasing in aircraft finance leasing business. This continuing connected transaction is beneficial for optimizing the management of our corporate assets, reducing our capital pressure and satisfying the Company’s need in operation. The details of the benefits are as follows.

Upon reviewing and evaluating the financial proposals submitted from independent commercial banks and the Designated Financial Institutions, whether the Company may finally mandate the finance lease for the leased aircraft to CES Leasing depends on the following prerequisites: (i) the stable operation of CES Leasing and its qualification and ability in engaging in large-scale aircraft finance lease transactions; (ii) through requests for proposals or other bidding processes, the evaluated advantages of CES Leasing’s finance proposal and its quotations for the arrangement fee over other finance proposals and their quotations for the arrangement fee; and (iii) the capability of CES Leasing to issue VAT invoices for the interest portion of finance lease, which enables the Company to deduct VAT, and the arrangement fee being lower than the deductible VAT in respect of the interest payments, which helps the Company reduce financing costs.

LETTER FROM THE BOARD

Through adopting the finance lease arrangement provided by CES Leasing and after deducting the arrangement fee payable to CES Leasing, the savable financing costs for the Company compared to adopting secured loans arrangements with equivalent interest rates are estimated as below:

Transaction period	For the financial year ending 31 December 2020	For the financial year ending 31 December 2021	For the financial year ending 31 December 2022
Savable financing costs	USD90.5 million	USD135.81 million	USD137.23 million

The Company introduced 20 and 10 aircraft in the two years ended 31 December 2017 and 2018, respectively, by adopting the finance lease arrangement provided by CES Leasing under the 2017–2019 Aircraft Finance Lease Framework Agreement. After deducting the arrangement fee payable to CES Leasing, the Company saved financing costs of RMB140.81 million and RMB79.72 million respectively under such finance lease arrangement compared to adopting secured loans arrangements with equivalent interest rates. As compared to secured loans with equivalent interest rates, CES Leasing could issue VAT invoice with a tax rate of 13% with respect to the interest element of the finance lease for the purpose of offsetting VAT by the Company. The financing cost saved through finance lease arrangement was calculated based on the amount offset from interest (tax inclusive) as per VAT invoices.

CES Leasing intends to incorporate wholly-owned subsidiaries in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of acting as the Lessor(s) in the Proposed Finance Lease. The Lessor(s), acting as the borrower(s), will sign loan agreement(s) with the Designated Financial Institutions, acting as the lender(s), in respect of each of the leased aircraft. Such arrangement can facilitate CES Leasing to issue value added tax invoices for the interest portion of finance lease, which enables the Company to deduct value added tax.

The terms and conditions of the Proposed Finance Lease are agreed after arm’s length negotiations between the parties. The Directors (including the independent non-executive Directors) are of the view that the Proposed Finance Lease are on normal commercial terms, and that the terms of the Proposed Finance Lease as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Listing Rules implications

CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling Shareholder of the Company. Each of CES Leasing and the Lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the Proposed Finance Lease constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

As the highest applicable percentage ratio of the Proposed Finance Lease under the Listing Rules exceeds 25% on an annual basis and as the highest transaction classification of the Proposed Finance Lease is that of a major transaction under the Listing Rules, the 2020– 2022 Aircraft Finance Lease Framework Agreement will constitute a continuing connected transaction and major transaction of the Company under the Listing Rules. Therefore, the 2020–2022 Aircraft Finance Lease Framework Agreement is subject to: (a) the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (b) the requirements applicable to a major transaction under Chapter 14 of the Listing Rules.

3.	2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement

Please refer to the Company’s announcement dated 22 December 2017 for the background and history of the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement with CES Leasing on substantially the same terms, pursuant to which CES Leasing Group (as lessor(s)) agreed to provide operating leasing to the Group (as lessee(s)) in respect of the aircraft and aircraft engines (the “2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement”) with reference to the transaction practices for years between parties for aircraft and engine operating leasing agreements. According to such agreement, if, as evaluated on requests for proposals, the operating lease plans proposed by CES Leasing are better than other plans, the Company agreed to select CES Leasing for relevant transactions.

In respect of the proposed transactions under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement, the Company invited bidding offer by way of public tender. Having considered the relevant proposals, the Group considered that the rental in respect of the lease of the aircraft and aircraft engines proposed by the CES Leasing Group is the lowest and the terms of the lease arrangement are in line with the requirements of the Group.

The major terms of the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement are set out below:

Date:	30 August 2019

Parties:	(1) CES Leasing; and

(2) the Company

Subjects to be leased:	(1) the aircraft which comprises of (i) B737 series new Boeing Aircraft; (ii) A320 series new Airbus Aircraft; and

(2) the aircraft engines.

Term of lease:	Upon successful bidding of the tender of the aircraft and/or aircraft engines during the period between 1 January 2020 and 31 December 2022 by CES Leasing Group, the term of each of the lease agreement (the “Lease Agreement”) shall be not more than 180 months for each leasing of the aircraft and aircraft engines by CES Leasing Group (as the lessor(s)) to the Group (as the lessee(s)).

LETTER FROM THE BOARD

Rental and other lease-related payments:	The rental for the aircraft and aircraft engines (i) were determined after arm’s length negotiation between the parties and on normal commercial terms; and (ii) are comparable to the prevailing market rate for aircraft lease transactions of comparable nature. The annual rental payable under the operating leases with CES Leasing (i.e., the sum of existing rentals for the aircraft introduced in previous years and new rentals for the aircraft and aircraft engines introduced during the year) shall not exceed 30% of the total annual rental payable under the operating leases with CES Leasing and independent third parties. The monthly rental payable for each aircraft and aircraft engine shall not exceed 0.8% of each of their respective purchase price. The rental is payable by the Group quarterly or semi-annually in arrears.

Historical amounts

The historical figures for the annual rental in respect of aircraft and aircraft engines operating lease services for each of the two years ended 31 December 2017, 2018 and six months ended 30 June 2019 are nil, RMB94,133,000 and RMB19,645,000, respectively.

The historical figures for the total rental in respect of aircraft and aircraft engines operating lease services for each of the two years ended 31 December 2017, 2018 and six months ended 30 June 2019 are nil, RMB2,874,039,000 and RMB718,742,000, respectively.

The main cause for the significant difference between the actual amount and the annual cap for the year ended 31 December 2018 in respect of the aircraft and aircraft engines operating lease was: the prerequisite for carrying out the business by the Company with CES Leasing was that, through requests for proposals or other bidding processes, the operating leasing proposals provided by CES Leasing were more competitive than the operating leasing proposals provided by other parties. In 2017 and 2018, the actual number and size of aircraft operating leasing contracts awarded to CES Leasing was lower than estimated.

Proposed annual caps

The cost for the Company’s aircraft and aircraft engine operating lease transaction includes rental. The annual rental refers to the rental actually payable by the Company to CES Leasing each year, including the 12-month rental for existing aircraft and new aircraft in that year. The total rental refers to the total rental for new aircraft with a full lease term of 144 months or 180 months leased by the Company from CES Leasing by way of operating lease each year.

The proposed maximum annual rent and total rental payable by the Company for the next three years are estimated with reference to the operating leasing price of the aircraft under same model of same age or engines of the same model in the national market, and the monthly rental payable for each aircraft and aircraft engine shall not exceed 0.8% of each of their respective purchase price. The annual rental payable under the operating leases with CES Leasing (i.e., the sum of existing rentals for the aircraft introduced in previous years and new rentals for the aircraft and aircraft engines introduced during the year) shall not exceed 30% of the total annual rental payable under the operating leases with CES Leasing and independent third parties. The total rental (i.e., the total rentals for the new aircraft and aircraft engines introduced during the year) under the operating lease with CES Leasing does not exceed half of the aggregate amount of the total rental under operating leases with both CES Leasing and independent third parties in each year.

LETTER FROM THE BOARD

When the Company estimates the maximum amounts of annual rental and total rental, it has taken into account the corresponding number of aircraft in accordance with the aforesaid restriction conditions. The estimated cap of both amounts and the actual amount incurred will be submitted to the audit and risk management committee of the Board for reporting and monitoring purposes on a quarterly basis, so as to guarantee the full execution of those two restriction conditions.

Having considered the historical transaction amounts and the Company’s aircraft introduction plan for the years 2020 to 2022, the proposed maximum annual rental and total rental for all of the aircraft and aircraft engines payable by the Company to CES Leasing Group under the Lease Agreements are set out as below:

Transaction period	For the financial year ending 31 December 2020	For the financial year ending 31 December 2021	For the financial year ending 31 December 2022
annual rental	RMB581,000,000	RMB963,000,000	RMB1,355,000,000
total rental	RMB2,450,000,000	RMB4,586,000,000	RMB4,705,000,000

Pursuant to IFRS 16, the aircraft and aircraft engines operating lease by the Company as lessee under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement will be recognised as right-of-use assets. The proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement are RMB2,187,000,000, RMB4,016,000,000 and RMB3,548,000,000, respectively. The proposed annual caps are set on the total value of right-of-use assets relating to the aircraft and aircraft engines operating lease, which are calculated during the future years by discounting the estimated total rental for newly added aircraft in each year by a discount rate of 4.4969% which is equivalent to the Company’s incremental borrowing rate (i.e., ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.).

Reasons for and benefits of the transactions

The Company has long been cooperating well with CES Leasing in aircraft operating leasing business. Pursuant to the Aircraft Operating Lease Agreement dated 10 August 2017, the Company introduced 5 aircraft from CES Leasing Group by way of operating lease. The average bidding price (i.e., monthly rental) of those aircraft were approximately RMB875,000 lower than that of other bidding companies, saving approximately RMB126 million of total rental for 144 months.

LETTER FROM THE BOARD

In 2018, the Company introduced 5 aircraft in total from CES Leasing by way of operating lease. The average bidding price (i.e., monthly rental) of those aircraft were approximately RMB656,000 lower than that of other bidding companies, saving approximately RMB95 million of total rental for 144 months. In 2019, the Company introduced 4 narrow body aircraft in total from CES Leasing by way of operating lease. The average bidding price (i.e., monthly rental) of those aircraft were approximately RMB175,000 lower than that of other bidding companies, saving approximately RMB25.2 million of total rental for 144 months.

As a subsidiary of CEA Holding, CES Leasing has the professional qualification and capability for operating aircraft and aircraft engines leasing business with strong capital strength and stable operation. Moreover, the Company will select CES Leasing as its operating leasing services supplier only if CES Leasing can provide terms with higher competitiveness in rental level and surrendering lease than other bidding companies. As such, the aircraft operating leasing connected transaction proposed to be carried out by the Company and CES Leasing is beneficial for optimizing the management of our corporate assets, reducing our capital pressure and lower the risks associated with the residual value of our aircraft in the future.

The conditions precedent for the Company to select CES Leasing to provide the Company with aircraft and engine operating leasing arrangement include: (i) with stable operation, CES Leasing possesses the professional qualification and capacity for aircraft and engine operating leasing transactions; (ii) as evaluated on requests for proposals, the aircraft and engine operating leasing plans proposed by CES Leasing are better than the finance lease plans proposed by others. If, after such requests of proposals or other bidding processes, CES Leasing is confirmed to have fulfilled the aforesaid prerequisites, the maximum total rental of the aircraft and engine operating leasing transactions between the Company and CES Leasing from 2020 to 2022 shall not exceed half of the aggregate amount of the total rental under operating leases with both CES Leasing and independent third parties in each year.

The Directors (including the independent non-executive Directors) are of the view that (i) the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement is conducted on normal commercial terms or on terms no less favourable to the Group than those available from independent third parties, are entered into in the ordinary course of business of the Group, and are fair and reasonable and in the interests of the Group and the Shareholders as a whole; and (ii) the proposed annual caps in relation to the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement are fair and reasonable and in the interests of the Group and the Shareholders as a whole.

Listing Rules implications

As the highest applicable percentage ratio set out in the Listing Rules in respect of the transactions contemplated under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement exceeds 5% on an annual basis, such transactions are subject to the reporting, announcement, annual review and the Independent Shareholders’ approval requirements under the Listing Rules.

LETTER FROM THE BOARD

Furthermore, as the term of each of the Lease Agreements under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement exceeds three years, pursuant to Rule 14A.52 of the Listing Rules, the Company has engaged the Independent Financial Adviser to review the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this circular for further details.

4.	Bellyhold Space Agreements

Please refer to the Company’s announcement dated 1 March 2018 and the Company’s circular dated 13 March 2018 for the background and history of the Bellyhold Space Agreements (i.e., the Contractual Operation Agreement and the Operation Cost Agreement).

On 1 March 2018, the Company entered into the Bellyhold Space Agreements with a term from 1 April 2018 to 31 December 2032 with China Cargo Airlines, pursuant to which China Cargo Airlines as a contractor agreed to operate the Bellyhold Space Business and pay contractual fee to the Company, and the Company agreed to reimburse the operation cost of the Bellyhold Space Business to China Cargo Airlines.

The Bellyhold Space Agreements and the transactions contemplated thereunder as well as the annual caps for the period from 1 April 2018 to 31 December 2018 and the year ending 31 December 2019 were approved at the extraordinary general meeting of the Company convened on 29 March 2018. Since the existing annual caps will expire on 31 December 2019, the Company proposed to set the annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022.

The main terms of the Bellyhold Space Agreements are set out as follows:

(a)	Contractual Operation Agreement

Date:	1 March 2018

Parties:	(1) the Company (as owner); and

(2) China Cargo Airlines (as contractor)

Contractual operation term:	from 1 April 2018 to 31 December 2032

Subject:	China Cargo Airlines will operate all the Bellyhold Space Business, including but not limited to the following aspects:

(i) China Cargo Airlines shall enter into cargo transport agreements with third parties as the contracting carrier, and entrust the Company to provide air transportation service as the actual carrier;

LETTER FROM THE BOARD

(ii)  China Cargo Airlines shall exclusively enjoy the seat sale right and the pricing right to the Bellyhold Space and exclusively engage in relevant businesses such as the settlement business, and the Company shall not operate on its own, entrust or authorize any third party other than China Cargo Airlines to operate, or by any means enable any other third party to have any right to the Bellyhold Space Business; and

(iii)  China Cargo Airlines shall undertake the overall responsibilities for transporting the cargos as the carrier to the consignors with respect to the cargos which are transported through the Bellyhold Space.

During the period of contractual operation by China Cargo Airlines, China Cargo Airlines shall operate the Bellyhold Space Business and conduct the relevant financial accounting independently and bear the results of operation independently and pay tax in compliance with applicable laws.

Pricing:	The contractual fee (the “Settlement Price”) for each year shall be the sum of the Bench Mark Price (Without Tax) (as defined below) and the Adjustment Amount (as defined below).

In the fourth quarter of each financial year, the Company shall engage an asset evaluation agency which has the qualification of asset evaluation to evaluate the bench mark price (without tax) for the annual revenue of the Bellyhold Space Business for the next financial year and file such evaluation results with the relevant supervision authority of the state-owned assets. The filed evaluation results will serve as the bench mark price for the contractual fee payable by China Cargo Airlines for the next financial year (the “Bench Mark Price (Without Tax)”).

The Bench Mark Price (Without Tax) shall be calculated based on the following formula:

Bench Mark Price (Without Tax) = ATK (available tonne kilometres) × OLF (overall load factor) × revenue level per kilometre.

The ATK shall be determined based on the plan of introduction of passenger flights of the Company and its wholly-owned subsidiaries and controlled subsidiaries for the next year. The OLF and the revenue level per kilometre shall be determined based on the historical data of the respective airline routes of the Company and its wholly-owned subsidiaries and controlled subsidiaries.

LETTER FROM THE BOARD

Considering that there may be market fluctuation, the parties agreed to appoint a qualified accounting firm to conduct a special audit to the actual revenue (without tax) of China Cargo Airlines for operating the Bellyhold Space Business for each financial year. The special audit should be conducted within three months after the end of a financial year. Where there is any difference between the Bench Mark Price (Without Tax) and the actual revenue (without tax), the contractual fee should be adjusted by the adjustment amount, which equals to 50% of the result of the audited actual revenue (without tax) minus the Bench Mark Price (Without Tax) (the “Adjustment Amount”). The remaining 50% of the difference between the audited actual revenue (without tax) and the Bench Mark Price (Without Tax) shall be enjoyed or borne by China Cargo Airlines.

Where the Settlement Price will exceed the annual caps which have been set by the Company, all reasonable steps will be taken by the Company to comply with the relevant requirements under Chapter 14A of the Listing Rules.

Payment:	China Cargo Airlines shall pay the Company or its designated wholly-owned subsidiary(ies) and controlled subsidiary(is) one twelfth (1/12) of the annual Bench Mark Price (Without Tax) on a monthly basis in arrears within ten days after the ending of every month. The Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) respectively shall complete the payment and settlement with China Cargo Airlines according to the Adjustment Amount before 31 March of the year following such financial year. If the Adjustment Amount is positive, the Adjustment Amount shall be paid by China Cargo Airlines to the Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies); or if the Adjustment Amount is negative, the absolute amount of the Adjustment Amount shall be paid by the Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) to China Cargo Airlines.

Closing:	From the Closing Date (i.e., 31 March 2018, the date of which is not included) to the end of the contractual operation term under the Contractual Operation Agreement, the Bellyhold Space Business shall be exclusively operated by China Cargo Airlines through contractual operation; and the Company shall not operate on its own, entrust or authorize any third party other than China Cargo Airlines to operate, or by any other means enable any third party to have any right to the Bellyhold Space Business, except for undertaking the relevant responsibility as the actual carrier for air transportation.

LETTER FROM THE BOARD

From the effective date of the Contractual Operation Agreement, the Company and China Cargo Airlines shall hand over the contracts and personnel in relation to contractual operation of the Bellyhold Space Business according to the principles under the Contractual Operation Agreement.

(b) Operation Cost Agreement

Date:	1 March 2018

Parties:	(1) the Company (as owner); and

(2) China Cargo Airlines (as contractor)

Contractual operation term:	from 1 April 2018 to 31 December 2032

Subject:	As compared with the responsibilities as the operator of the Bellyhold Space Business before the implementation of the Contractual Operation Agreement, the responsibilities of the Company will be reduced as the actual carrier. Part of the departments of marketing and sales which were operated by the Company as well as their functions will be transferred to China Cargo Airlines and the relevant operation cost will be borne by China Cargo Airlines. In order to make sure the fairness and reasonability of the transactions, the Company will reimburse the annual operation cost of the Bellyhold Space Business to China Cargo Airlines (the “Operation Cost”).

Pricing:	The Operation Cost payable by the Company for each financial year shall be calculated based on the following formula:

Operation Cost = Settlement Price × Cost Rate (as defined below)

The Settlement Price shall be determined according to the method as set out above in the paragraph headed “Contractual Operation Agreement — Pricing”.

LETTER FROM THE BOARD

The cost rate (the “Cost Rate”) for a year shall equal to the arithmetical result of the average cost rate of the operation of Bellyhold Space for the recent three years. The cost rate for each of the three years shall be calculated by dividing the actual amount of the operation cost of a year determined through negotiation procedures by the audited Settlement Price of the corresponding year. The Company has engaged Ernst & Young to execute the negotiation process for the actual amount of the operation cost for the three years from 2014 to 2016. According to the calculation of relevant data, the cost rate is 8.823%. The Company and China Cargo Airlines agreed to use 8.823% as the Cost Rate for 2018. The Company will engage an accounting firm with qualifications to execute the negotiation process every year and the Cost Rate shall be adjusted every year based on the execution of negotiation process and the rules as agreed in the Operation Cost Agreement. According to the calculation formula for the above Cost Rate, the Cost Rate for 2019 shall equal to the arithmetical average cost rate by dividing the actual amount of the operation cost of the Company’s Bellyhold Space calculated as per agreed procedures for recent three years (i.e. 2016–2018) by the audited Settlement Price of the corresponding year. As at the Latest Practicable Date, the Company and China Cargo Airlines agreed to use 8.110% as the Cost Rate for 2019. The Cost Rate for 2020 will be determined based on the above operation data from 2017 to 2019. The Cost Rate for 2020 is yet to be determined as the related operation data for 2019 have not ascertained.

Where the Operation Cost will exceed the annual caps which have been set by the Company, all reasonable steps will be taken by the Company to comply with the relevant requirements under Chapter 14A of the Listing Rules.

Payment:	The Company and its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) shall pay one twelfth (1/12) of the result of the Bench Mark Price (Without Price) multiplying the Cost Rate on a monthly basis in arrears within ten days after the ending of every month. The Company and its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) respectively shall complete the payment and settlement of Operation Cost with China Cargo Airlines according to the Adjustment Amount (as defined above) before 31 March of the year following such financial year. If the Adjustment Amount is positive, the amount of the Adjustment Amount multiplying the Cost Rate shall be paid by the Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) to China Cargo Airlines; or if the Adjustment Amount is negative, the absolute amount of the Adjustment Amount multiplying the Cost Rate shall be paid by China Cargo Airlines to the Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies).

LETTER FROM THE BOARD

Historical amounts

Set out below are the historical amounts for the year ended 31 December 2018 for the transactions contemplated under the Bellyhold Space Agreements:

Historical amounts
	for the year ended 31 December 2018	for the six months ended 30 June 2019
the contractual fee paid by China Cargo Airlines to the Company under the Contractual Operation Agreement	RMB2,795,270,000	RMB1,741,280,000
the Operation Cost paid by the Company to China Cargo Airlines under the Operation Cost Agreement	RMB245,885,000	RMB139,302,000

Proposed annual caps

The proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 for the contractual fee payable by China Cargo Airlines to the Company under the Contractual Operation Agreement are determined primarily with reference to:

(i)

the Bench Mark Price (Without Tax) for the period from April to December of 2018 amounting to approximately RMB2,795 million as evaluated by an independent valuer according to the formula stated above in the paragraph headed “Contractual Operation Agreement — Pricing” (a summary of the valuation report is set out in Appendix I to the Company’s circular dated 13 March 2018); and

(ii)

the Company expects that the revenue of the Bellyhold Space Business will grow at an annual rate of approximately 10% based on the aforesaid Bench Mark Price (Without Tax) for the period from April to December of 2018, taking into account of the increase in transport capacity of Bellyhold Space Business of the Company and the development in air freight market in the next three years, and of the factors such as raw materials cost, areas for services support, service equipment cost and labor cost.

The proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 for the Operation Cost payable by the Company to China Cargo Airlines under the Operation Cost Agreement are determined primarily with reference to:

(i)

the Operation Cost for the period from April to December of 2018 amounting to approximately RMB245,885,000 according to the formula stated above in the paragraph headed “Operation Cost Agreement — Pricing”; and

(ii)

it is expected that the growth rate in the Operation Cost payable by the Company to China Cargo Airlines will be roughly the same as that in the contractual fee payable by China Cargo Airlines to the Company.

LETTER FROM THE BOARD

Set out below are the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 for (i) the contractual fee payable by China Cargo Airlines to the Company under the Contractual Operation Agreement; and (ii) the Operation Cost payable by the Company to China Cargo Airlines under the Operation Cost Agreement:

Proposed annual caps for the year ending
	31 December 2020	31 December 2021	31 December 2022
the contractual fee payable by China Cargo Airlines to the Company under the Contractual Operation Agreement	RMB4,500,000,000	RMB5,000,000,000	RMB5,500,000,000
the Operation Cost payable by the Company to China Cargo Airlines under the Operation Cost Agreement	RMB400,000,000	RMB450,000,000	RMB500,000,000

Reasons for and benefits of the transaction

The Company will receive contractual fee and revenue of the contractual operation from China Cargo Airlines, and reimburse the operation cost to China Cargo Airlines based on contractual income at reasonable proportion. The growth of the operating capacity of Bellyhold Space and revenue of the contractual operation reflects the advantages of the specialized operation of the Bellyhold Space, which is conducive to the improvement of the overall operating efficiency of the Bellyhold Space.

As disclosed in the Company’s circular dated 13 March 2018, the reasons for and benefits of entering into the transactions contemplated under the Bellyhold Space Agreements are set out as follows:

(i)	To Further Eliminate the Competition Between the Company and China Cargo Airlines More Thoroughly

The Bellyhold Space freight business of the Company is in competition with the all-cargo aircraft freight business of China Cargo Airlines. In January 2017, the Company has entered into the Bellyhold Space Management Agreement with China Cargo Airlines to entrust China Cargo Airlines to manage the Bellyhold Space freight business of the Company which has been serving as a transitional solution to avoid competition. After the operation practice of around one year and in order to further eliminate the competition between the Company and China Cargo Airlines more thoroughly, the Company proposes to change the operation model of the Bellyhold Space freight business from entrusted management to contractual operation and let China Cargo Airlines operate the Bellyhold Space Business as a long-term contractor.

LETTER FROM THE BOARD

(ii)	To Satisfy the Professional Operation Requirement of the Company and to Improve the Overall Operation Performance of the Bellyhold Space Freight Business

As a company being engaged in air cargo transportation business for a long time, China Cargo Airlines has extensive expertise, experience and advantages in the logistics and air transportation industries. The professional contractual operation by China Cargo Airlines will promote the synergy of transport capacity of the all-cargo aircraft of China Cargo Airlines and the Bellyhold Space as well as the synergy of business-chain of freight business and warehousing business, improve the overall operation results of the Company in relation to the Bellyhold Space Business, stabilize and enlarge the revenue of freight business of its subsidiaries, and reduce the fluctuation risk of the relevant operation results.

(iii)	To Concentrate on the Air Passenger Transportation Business

The Company will not directly invest any relevant human and material resources to directly operate the Bellyhold Space Business during the long-term contractual operation of Bellyhold Space Business by China Cargo Airlines. This will be beneficial to the Company in focusing relevant resources on operating and developing its air passenger transportation business, improving its capability in the operation and management of air passenger transportation business (i.e., the core business of the Company), further building up the Company’s brand image and competitiveness in the air passenger transportation area and in turn generating better investment returns to the Shareholders.

The Directors (including the independent non-executive Directors) are of the view that the relevant proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 for the transactions contemplated under the Bellyhold Space Agreements are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Listing Rules implications

China Cargo Airlines is principally engaged in international (regional) and domestic air cargo and mail transport services.

China Cargo Airlines is a non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding (the controlling Shareholder of the Company) and thus China Cargo Airlines is a connected person of the Company as defined under the Listing Rules. The transactions contemplated under the Bellyhold Space Agreements constitute continuing connected transactions under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in relation to the proposed annual caps for the contractual fee payable by China Cargo Airlines under the Contractual Operation Agreement exceeds 5%, the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Listing Rules.

LETTER FROM THE BOARD

As the highest applicable percentage ratio in relation to the proposed annual caps for the Operation Cost payable by the Company under the Operation Cost Agreement exceeds 0.1% but is less than 5%, the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 are subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under the Listing Rules.

Pursuant to the relevant requirements of the Shanghai Listing Rules and the PRC laws, the transactions contemplated under the Operation Cost Agreement shall be subject to the Independent Shareholders’ approval.

c.	Renewed Continuing Connected Transactions Under the Shanghai Listing Rules

The renewed continuing connected transactions as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 contemplated under the following agreements are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules:

(i) the Import and Export Services Agreement, (ii) the Complementary Services Agreement, (iii) the Catering Services and Related Services Agreement, (iv) the Property Leasing and Construction and Management Agency Agreement, (v) the Advertising Services Agreement, and (vi) the Freight Logistics Daily Connected Transactions Framework Agreement.

However, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the Company proposes to put forward the aforesaid transactions for the Independent Shareholders’ approval at the EGM.

Details of the renewed continuing connected transactions which are subject to the Independent Shareholders’ approval requirements under the Shanghai Listing Rules are set out as follows.

1.	Import and Export Services Agreement

Eastern Aviation Import & Export Company is a company approved by the PRC Ministry of Commerce and is licensed to engage in the business of import and export of aircraft and related aviation equipment and materials in the PRC.

Please refer to the paragraphs headed “Import and Export Services Renewal Agreement (previously known as Import and Export Agency Renewal Agreement)” on pages 14 to 16 of the Company’s announcement dated 30 August 2016 for the background and history of the Existing Import and Export Services Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Import and Export Services Agreement with Eastern Aviation Import & Export Company, pursuant to which Eastern Aviation Import & Export Company and its subsidiaries (each an “Eastern Aviation Import & Export Entity” and collectively the “Eastern Aviation Import & Export Entities”) will from time to time provide the Group with a range of import and export services in the conduct of foreign trade including: (i) provision of agency services for the import and export of goods in the conduct of foreign trade; (ii) provision of transportation management services in the conduct of foreign trade; and (iii) provision of aircraft on-board supplies procurement and other services (the “Import and Export Services Agreement”).

LETTER FROM THE BOARD

The major change between the Import and Export Services Agreement and the existing agreement is that, as the logistics transportation business of the Eastern Aviation Import & Export Entities has been transferred to Eastern Logistics, the import and export agency services between the Company and Eastern Aviation Import & Export Entities will no longer include logistics transportation services, and such services are added into the Freight Logistics Daily Connected Transactions Framework Agreement entered into between the Company and Eastern Logistics.

The services provided under the Import and Export Services Agreement are different in nature and not related to those provided under the Freight Logistics Daily Connected Transactions Framework Agreement. The services under the Import and Export Services Agreement do not contain actual cargo logistics services but services in relation to the conduct of foreign trade which are agency in nature, such as assistance in obtaining approvals for export, application for insurance and import and export of aircraft and related aviation equipment and materials by using Eastern Aviation Import & Export Company’s license in engaging such business in the PRC. On the contrary, the services covered under the Freight Logistics Daily Connected Transactions Framework Agreement contain actual logistics services for cargo transportation and other services, including, for example, cargo transport maintenance, aircraft maintenance and apron transfer, with no import and export of aircraft and related aviation equipment and materials will be involved.

As the nature of services covered in the two agreements are different, the Import and Export Services Agreement is not required to be aggregated with the Freight Logistics Daily Connected Transactions Framework Agreement.

According to the Import and Export Services Agreement,

(i)

Foreign trade import and export agency services include the import and export, leasing and bonded business of aircraft, aircraft engines, flight equipment, special vehicles for airline use, communication and navigation facilities, teaching equipment, aviation fuel, aviation technical information for the Company’s use as well as appliances and tools used for repairing; the export of retired aircraft, engines, redundant flight equipment, special tools and equipment; the repairing and conversion of aircraft, engines, partial accessories abroad; the import and export of duty-free goods, semi-finished products and finished products for own use on board; the import and export of raw materials, auxiliary materials and mechanical equipment needed by the Company in its production and construction; the packaging, transportation management, customs declaration, inspection, insurance and finance of all products imported and exported under the entrust by the Company and other relative business as well as other entrusted import and export businesses.

(ii)

Foreign trade transportation management services refer to the provision of transportation management services required during foreign trade activities to the Company by Eastern Aviation Import & Export Entities as agreed between the parties.

(iii)	Aircraft on-board supplies procurement services refer to the provision of supplies for use on board to the Company by Eastern Aviation Import & Export Entities as agreed between the parties.

LETTER FROM THE BOARD

Term

The Import and Export Services Agreement will be effective for a term of 3 years commencing from 1 January 2020 to 31 December 2022.

With effect from 1 January 2020, the Existing Import and Export Services Agreement will be terminated.

Pricing

Under the Import and Export Services Agreement:

(a)

The commissions and expenses charged by the respective Eastern Aviation Import & Export Entity for the provision of import and export agency services to the Group shall be based on prevailing market rates available from independent third parties under comparable conditions. Such fees shall be determined based on arm’s length negotiations and shall be no less favourable than those offered by the respective Eastern Aviation Import & Export Entity to any other third parties under comparable conditions;

(b)

The fees charged by the respective Eastern Aviation Import & Export Entity for the provision of transportation management services shall be based on prevailing market rates available from independent third parties under comparable conditions. Such fees shall be determined based on arm’s length negotiations after considering factors such as the price, quality and scope of such services and the seasonal needs for the relevant service, and shall be no less favourable than those offered by the respective Eastern Aviation Import & Export Entity to independent third parties under comparable conditions; and

(c)

The agency fees charged by the respective Eastern Aviation Import & Export Entity for the provision of aircraft on-board supplies to the Company shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such fees shall be determined based on arm’s length negotiations after considering factors such as costs of labour and raw materials, and shall be no less favourable than those offered by the respective Eastern Aviation Import & Export Entity to independent third parties under comparable conditions.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of services and supplies (in general, through emails, fax or telephone consultation with at least two independent third parties providing import and export agency services, transportation management services and aircraft on-board supplies procurement services).

Payment terms

As the Import and Export Services Agreement is a master agency agreement in nature, its payment terms are case specific, depending on the separate underlying operative agreement to be signed by the parties.

LETTER FROM THE BOARD

The Company and Eastern Aviation Import & Export Company shall settle the payment based on the actual services provided by the Eastern Aviation Import & Export Company or the charging scale and settlement term agreed by both parties in the specific underlying operative service agreement. Eastern Aviation Import & Export Company shall issue VAT special invoices to the Company for import and export agency services, foreign trade transportation management services and aircraft on-board supplies procurement services under the Import and Export Services Agreement. The Company shall pay on a monthly basis in arrears after having received the invoices.

Reasons for and benefits of the transaction

Eastern Aviation Import & Export Company is a PRC qualified company, licensed and experienced in providing import and export agency services in respect of aircraft and related aviation equipment and materials in the PRC. Compared with the few other independent third-party service providers in the market, through its cooperation with the Group for many years, the Eastern Aviation Import & Export Entities have secured a better understanding of the Group’s operations, as is evident from the proven track record they have attained. Accordingly, the Directors believe that the Eastern Aviation Import & Export Entities will be able to deliver various timely services of export-import trade to accommodate the operating needs of the Group, catering for its day-to-day business and administrative schedule. The Group will be able to benefit from, as is believed, better organised, efficient and cost-effective import and export services, at prescribed rates which are no less favourable than those offered by the respective Eastern Aviation Import & Export Entity to independent third parties.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Import and Export Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical figures of the total commissions and expenses paid by the Group in respect of the Existing Import and Export Services Agreement for each of the two years ended 31 December 2017, 2018 and six months ended 30 June 2019 are RMB145,438,000, RMB165,456,000 and RMB93,836,000, respectively.

Annual caps

The proposed annual caps for the transactions under the Import and Export Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are determined primarily based on the following factors:

(i)

in respect of foreign trade import and export agency services, against the backdrop of continuous growth of the fleet size of the Group, 東方航空技術有限公司 (China Eastern Airlines Technology Co., Limited), a wholly-owned subsidiary of the Company, transformed its mode of aviation supplies maintenance from self-purchase to Pooling (i.e., aircraft equipment guaranteed repairing and components services), and changed its mode of import and export from pure agency to buy-outs and consignments etc., thus resulting in an increasing demand for import and export agency and buy-outs businesses of the Company;

LETTER FROM THE BOARD

(ii)

in respect of aircraft on-board supplies procurement business, along with the continuous growth of the fleet size and changes in purchase mode of the Company, aircraft supplies available by Eastern Aviation Import & Export Company will continue to expand in their coverage and quantity. The increase in international flight of the Company year by year will also increase the demand for the supplies of tax free goods offered on aircraft by Eastern Aviation Import & Export Company. To improve the flight experience of passengers and enhance the level of aircraft on-board supplies, Eastern Aviation Import & Export increased the number of types supplied and enhanced the quality of the aircraft on-board supplies.

Taking into account of the factors above, the total amounts of commissions and expenses payable by the Company to the Eastern Aviation Import & Export Entities under the Import and Export Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are not expected to exceed RMB730,000,000, RMB840,000,000 and RMB950,000,000, respectively.

Listing Rules implications

As the highest applicable percentage ratio set out in the Listing Rules in respect of the transactions under the Import and Export Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules, the transaction contemplated under the Import and Export Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

2.	Complementary Services Agreement

CEA Development is principally engaged in the business of software and information technology services, and engaged in technical development, consultancy and services in area of computer information technology, wholesale and retail of computer, software and auxiliary equipment, communication network equipment engineering (excluding the ground receiving facilities for satellite television broadcasting), hotel management, guest house, catering services, property management, urban landscape management; engaged in technical development, consultancy and services in area of mechanical equipment technology, mechanical equipment; engaged in technical development, consultancy and services in area of electromechanical equipment technology, installation and maintenance of mechanical equipment and electromechanical equipment and its components, import and export of goods and technology, house leasing, own equipment leasing, warehousing industry (excluding hazardous articles), auto sales, motor vehicle repairing, metals (excluding precious metals), general equipment, ground equipment maintenance and labor services (excluding intermediary).

Please refer to the paragraphs headed “Complementary Services Renewal Agreement (previously known as Maintenance and Repair Services Renewal Agreement)” on pages 19 to 21 of the Company’s announcement dated 30 August 2016 for the background and history of the Existing Complementary Services Agreement.

LETTER FROM THE BOARD

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Complementary Services Agreement with CEA Development, pursuant to which CEA Development and its subsidiaries (each a “CEA Development Entity” and collectively the “CEA Development Entities”) will from time to time provide the Group with a range of services (the “Complementary Services Agreement”). According to the Complementary Services Agreement, CEA Development Entities will provide the Company with special vehicles and equipment leasing, supply and maintenance services, property management services, hotel services, ground transportation services and other aviation supporting services. The major change between the Complementary Services Agreement and the existing agreement is that CEA Development intends to gradually acquire the Company’s aviation ground support equipment assets in the next three years, and provide special vehicles and equipment leasing, maintenance for the Company, staff deployment, with service scope extending to special vehicles and equipment leasing and related services.

The special vehicles and equipment leasing under the Complementary Services Agreement is different from the aircraft leasing in terms of nature and they are not related with each other. The main difference is that special vehicles and equipment leasing and repairing, the provision of operation personnel and the disposal of retired vehicles and equipment are closely related business segments as one integral whole. It is beneficial for ensuring the operation efficiency of the Company and controlling the overall cost to outsource the whole business to CEA Development. However, aircraft leasing is merely a way for purchasing aircraft, while the aircraft repairing, the training and provision of pilots and crew members are arranged by the Company itself.

Complementary Services Agreement deals with other aviation supporting services which are different from the on-board supplies procurement and services under the Import and Export Services Agreement in terms of nature and they are not related with each other. The main difference is that, under the Import and Export Services Agreement, on-board supplies procured by Eastern Aviation Import & Export Company are all imported goods which comprise tax-free alcohol and soft drinks and tax-free comfortable supplies, and Eastern Aviation Import & Export Company provides tax-free on-board supplies to the Company for its international flights as well as other services such as customs declaration and clearance and advance payment of overseas expenses for imported on-board supplies. The fees charged by CEA Development pursuant to Complementary Services Agreement is actually the expenses on procurement or production of goods which comprise disposable goods and beverages, whereas pursuant to the Import and Export Services Agreement, the fees charged by Eastern Aviation Import & Export Entity is actually agency fees, for the procurement of imported goods to be paid to foreign suppliers through Eastern Aviation Import & Export Entity.

The Complementary Services Agreement is not required to be aggregated with any other agreements in this circular.

Term

The Complementary Services Agreement will be effective for a term of 3 years commencing from 1 January 2020 to 31 December 2022.

With effect from 1 January 2020, the Existing Complementary Services Agreement will be terminated.

LETTER FROM THE BOARD

To implement the lease of special vehicles and equipment under the Complementary Services Agreement, separate written agreements will be entered into between the Company and CEA Development. The lease period of special vehicles and equipment leasing under the Complementary Services Agreement will be agreed upon entering into the agreements. Based on previous similar transactions, the lease period of special vehicles and equipment leasing under the Complementary Services Agreement would be around 5 years. As the lease period exceeds three years, pursuant to Rule 14A.52 of the Listing Rules, the Company has engaged the Independent Financial Adviser to review the Complementary Services Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this circular for further details.

Pricing

Under the Complementary Services Agreement, the fees in relation to the provision of the above services and the purchase price and fees payable in relation to supply and leasing of special vehicles, equipment and materials payable to the respective CEA Development Entity shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees and purchase price shall be determined based on arm’s length negotiations after considering factors such as costs of labour and maintenance of special vehicles and equipment, location of warehouses, the quality, scope and type of property management services, quality of accommodation, catering and hotel management services, location of hotels, cost of raw materials and the specific needs of the Company and the seasonal needs of the relevant industries (as relevant), and shall be no less favourable than those offered by the respective CEA Development Entity to independent third parties. The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of the relevant services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

Payment terms

As the Complementary Services Agreement is a master agreement in nature, its payment terms for the actual services involved are case specific and the Company shall pay in accordance with the payment terms as specified in the underlying operative agreement.

The fees incurred for the provision of vehicles, equipment leasing, supply, maintenance services, and warehouse management services to the Company by CEA Development Entity include energy consumption, production consumption, equipment maintenance and repair costs, labor costs, etc., and the exact amount calculated based on the workload of CEA Development Entity provided to the Company and the actual amount for above costs shall be settled on a quarterly basis in arrears or otherwise based on the term as agreed by both parties. The exact amount of the production service fee, upon confirmation by both parties, shall be settled by the Company to CEA Development Entity by bank transfer on quarterly basis or otherwise based on the term as agreed by both parties.

For the property management service provided by CEA Development Entity to the Company, the Company shall pay the relevant property service fees on a monthly basis in arrears to CEA Development Entity based on the agreed amount of property management fee and payment methods stipulated under the provisions of specific contracts (including greening maintenance, equipment and facilities maintenance, security services and cleaning services contracts).

LETTER FROM THE BOARD

For the hotel management services provided by CEA Development Entity to the Company, the Company shall settle the hotel service fees payable with CEA Development Entity on monthly basis in arrears or otherwise based on the term as agreed by both parties with reference to the actual number of hotel rooms and days occupied, the number of persons stayed in hotel and the number of meals taken by relevant personnel of the Company based on the charging scale of accommodations and catering stipulated under specific contracts.

For the ground transportation and the ancillary services provided by CEA Development Entity to the Company, according to the provisions of the specific contracts, the Company shall settle the service fee with CEA Development Entity on monthly basis in arrears or otherwise based on the term as agreed by both parties according to the actual mileage consumed, the number of days, the number of persons used the services and the number of trips taken by the relevant personnel of the Company.

For the specific amount of the on-board supplies provided by CEA Development Entity to the Company, the Company shall settle the accounts on quarterly basis or otherwise based on the term as agreed by both parties based on the amount of the actual supply of each product. Upon confirmation of the exact amount by both parties, the Company will pay the CEA Development Entity by bank transfer on quarterly basis in arrears or otherwise based on the term as agreed by both parties.

For the weak current engineering project, the Company will pay the project procurement cost (if any) to CEA Development Entity according to the construction of the weak current project and the contract of the weak electric wiring maintenance on a monthly basis in arrears.

For the above services and other aviation support services provided by CEA Development Entity to the Company, the Company will pay relevant fees to the CEA Development Entity in accordance with the special VAT invoice issued by CEA Development Entity.

Reasons for and benefits of the transaction

The Directors believe that it is in the best interest of the Group to procure the required services and the supply of equipment and materials from the CEA Development Entities considering that the CEA Development Entities have special strengths that independent third-party service or other providers generally do not possess. Such strengths include aviation industry expertise, knowledge and qualification of the CEA Development Entities to meet the demand of certain types of work, its track record of quality and timely service provided to the Group, its familiarity with the needs of the Group and its convenient location (in the vicinity of certain local sites of the Group) enabling it to offer quick services and convenient accommodation services. With respect to the newly added aviation vehicle and equipment leasing business, aviation vehicle and equipment belong to special equipment, with a variety of types and relatively higher price. The Company will expand its business at Beijing Daxing International Airport, Shanghai hub airport and other important bases elsewhere, creating huge demand for on-ground supporting. Besides vehicle and equipment leasing, CEA Development can also provide various complementary services, including repairing, deployment and management of operating personnel, allocation of informative materials. Hence, the Company can save significant human and material resources, which can be utilized to focus on the development of its principal operation (i.e., aviation transportation).

LETTER FROM THE BOARD

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Complementary Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical figures of the total amounts of the service fees, commissions and expenses paid by the Group in respect of the Existing Complementary Services Agreement for each of the two years ended 31 December 2017, 2018 and six months ended 30 June 2019 are RMB300,211,000, RMB391,562,000 and RMB157,043,000, respectively.

Annual caps

The proposed annual caps for the transactions under the Complementary Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are determined primarily based on the factors including the continuous expansions of the Company’s principal business of air transportation and its fleet size and the commencement of operation of new airports, and the continuous increase in costs of labour and materials. Details are set out as follows:

(i)

the continuous expansion of the Company’s principal business (i.e., aviation transportation) and its fleet size, the commencement of operation of Beijing Daxing International Airport as an airline hub as well as the continuous rise of labour and material cost and the corresponding expansion of aviation supporting business;

(ii)

in respect of vehicles and equipment leasing, CEA Development Entities intend to provide new services to the Company, i.e., whole-life-cycle aerial ground equipment management service, including the vehicle and equipment leasing, supply, repairing, human resource deployment, information management, the disposal of old equipment and so on, with the business scope initiating in Beijing and Shanghai and gradually expanding to the branches and subsidiaries of the Company elsewhere, with significant expansion in business portfolio expected;

(iii)

in respect of property management, CEA Development Entities will provide property management services for Beijing Daxing International Airport project, gradually including various branches and subsidiaries of the Company elsewhere besides those in Beijing and Shanghai, with gradual increase in business portfolio year by year; and

(iv)

in respect of equipment supplying, CEA Development Entities will increase the productivity capacity of its new energy equipment and enhance its technological capability through supplying high quality new energy equipment and vehicle to the Company.

LETTER FROM THE BOARD

Taking into account of the factors above, the total amounts of the service fees, commissions and expenses payable by the Company to CEA Development Entities under the Complementary Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are not expected to exceed RMB1,380,000,000, RMB1,640,000,000 and RMB1,860,000,000, respectively.

Pursuant to IFRS 16, the lease of special vehicle and equipment by the Company as lessee under the Complementary Services Agreement will be recognised as right-of-use assets. The proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 in respect of the lease of special vehicle and equipment under the Complementary Services Agreement are RMB1,927,000,000, RMB1,996,000,000 and RMB1,900,000,000, respectively. The proposed annual caps are set on the total value of right-of-use assets relating to the leases, which are calculated by discounting the estimated total rental of the future years by a discount rate of 4.4969% which is equivalent to the Company’s incremental borrowing rate (i.e., ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.).

Listing Rules implications

As the highest applicable percentage ratio set out in the Listing Rules in respect of the transactions under the Complementary Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules, the transaction contemplated under the Complementary Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

3.	Catering Services and Related Services Agreement

Eastern Air Catering Company is the holding company whose subsidiaries are principally engaged in the business of providing catering and related services for airline companies, and have established operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei, Shanghai, Chengdu and Beijing.

Please refer to the paragraphs headed “Catering Services Renewal Agreement” on pages 16 to 18 of the Company’s announcement dated 30 August 2016 and the Company’s circular dated 21 September 2016 for the background and history of the Existing Catering Services Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Catering Services Agreement with Eastern Air Catering Company, pursuant to which Eastern Air Catering Company and its subsidiaries (each an “Eastern Air Catering Entity” and collectively the “Eastern Air Catering Entities”) will from time to time provide the Group with catering services and related services (the “Catering Services and Related Services Agreement”). Pursuant to the Catering Services and Related Services Agreement, the Eastern Air Catering Entities will provide the Company (including its wholly-owned and holding subsidiaries) with food, beverages, related tableware and the storage, recycling and other related services for food and beverages required for air transport and ground services. In addition, the Eastern Air Catering Entities (as the lessee) will lease lands and properties owned by the Company (as the lessor) and will construct buildings and structures on lands leased from the Company, offsetting rent with construction costs (the “Construction-offsetting- rent Arrangement”). The major change between the Catering Services and Related Services Agreement and the existing agreement is that Eastern Air Catering Company will lease land and buildings from the Company and that two new construction projects with Wuhan Eastern Airlines Konggang Food Co., Ltd. (武漢東航空港食品有限公司) and Beijing Eastern Airlines Food Co., Ltd. (北京東方航空食品有限公司) will be added.

LETTER FROM THE BOARD

The main cause for adding new Construction-offsetting-rent Arrangement into the Catering Services and Related Services Agreement was: (i) the Company’s land and properties rented by the Eastern Air Catering Entities was used for the production of aviation food, the recycling of tableware, the cleaning of aircraft on-board supplies, the delivery of food and aircraft on-board supplies, which is highly relevant to catering support business; (ii) the Company has signed one single continuing connected transaction framework agreement for the transactions with Eastern Air Catering Company (i.e., the Catering Services and Related Services Agreement), to facilitate the management and control of the transactions between the parties and their respective subsidiaries.

Specifically, the Construction-offsetting-rent Arrangement means that the Eastern Air Catering Entities (as the lessee) will lease lands and properties (including operation bases in Wuhan and Beijing) owned by the Company (as the lessor), and will make contribution to construct buildings and structures for production and operation on lands and properties leased from the Company. The ownership of the buildings and structures belongs to the Company. The construction costs contributed by the Eastern Air Catering Entities will offset the rent payable by the Eastern Air Catering Entities to the Company. The Company will determine the annual rent payable by Eastern Air Catering Entities by amortizing the initial total investment amount with respect to the Company’s land and properties.

The Construction-offsetting-rent Arrangement with the Company as the lessor under the Catering Services and Related Services Agreement is a transaction of an income nature while the Property Leasing and Construction and Management Agency Agreement with the Company as the lessee is a transaction of an expense nature, and these transactions are not related. The Catering Services and Related Services Agreement is not required to be aggregated with the Property Leasing and Construction and Management Agency Agreement or any other agreements in this circular.

Term

The Catering Services and Related Services Agreement will be effective for a term of 3 years, commencing from 1 January 2020 to 31 December 2022.

With effect from 1 January 2020, the Existing Catering Services Agreement will be terminated.

Pricing

Under the Catering Services and Related Services Agreement, the service fees payable by the Company for the services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations after considering factors such as costs of raw materials and labour, and shall be no less favourable than those offered by the respective Eastern Air Catering Entity to independent third parties. The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of in-flight catering services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

LETTER FROM THE BOARD

Under the Catering Services and Related Services Agreement, the annual rental payable by the Eastern Air Catering Entities to the Company shall be based on prevailing market rates available to independent third parties under comparable conditions. Such annual rental shall be determined based on arm’s length negotiations after considering factors such as quality of services and the region in which the properties are located, and shall be no less favourable to the Company than those terms available to independent third parties under comparable conditions. The Company will designate departments or officials to be responsible for checking the price and terms offered to independent third parties for the same type of property leasing services (in general, through emails, fax or telephone consultation with at least two independent third parties).

Payment terms

Both parties shall review the charging scale and payment methods for the next fiscal year of aviation food and related services provided in accordance with the Catering Services and Related Services Agreement by 31 December of each year and sign a supplemental agreement. If the parties fail to reach an agreement on the terms of the supplemental agreement before the above deadline, the charging scale and payment method for the current year shall apply to the next fiscal year.

The service fees for aviation food and related services will be settled on monthly basis in arrears according to the actual usage of the Company and the unit price of each type of food and services. The Company will settle the payment with Eastern Air Catering Entity the service fees for the previous month via bank transfer within ninety (90) days upon having received and confirmed the payment notice and VAT special invoice issued by Eastern Air Catering Entity.

In respect of the Construction-offsetting-rent Arrangement under the Catering Services and Related Services Agreement, both parties agreed that Eastern Air Catering Entities shall pay rentals directly to the Company, and the payment of rentals by Eastern Air Catering Entities to the Company shall be deemed to have fulfilled the payment obligations. Eastern Air Catering Entities shall pay leasing rentals in such manner and at such time as per the leasing agreement actually signed by both parties and/or as agreed in relevant construction-offsetting-rent services agreement.

Reasons for and benefits of the transaction

Each Eastern Air Catering Entity is a company specialised in the provision of catering and related services for airline companies, and has local operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei, Shanghai, Chengdu and Beijing, covering the focal operating areas of the Group’s airlines and aviation business. The Eastern Air Catering Entities have been providing catering services to the Group and have a good understanding of the Group’s culture and operation. The Eastern Air Catering Entities, through their operating centres, will therefore be able to provide fast and high-quality catering services in response to requirements, normal or special, as may be specified from time to time by the relevant member(s) of the Group to accommodate its day-to-day airline and ground operation needs, and to, for example, cater for its different flight schedules (including regular, chartered and temporary flights). Further, the various operating centres of the Eastern Air Catering Entities are equipped with advanced facilities and required infrastructure for the provision of catering and related services, and are believed to be able to provide reliable and efficient services. In addition, to cope with construction of the Company’s base at Beijing Daxing International Airport and the continuous increase in the volume of flights in Wuhan, Eastern Air Catering may carry out operation by leasing the land and properties of the Company, through construction-offsetting-rent arrangement.

LETTER FROM THE BOARD

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Catering Services and Related Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical figures of the total service fees paid by the Group in respect of the Existing Catering Services Agreement for each of the two years ended 31 December 2017, 2018 and six months ended 30 June 2019 are RMB1,253,879,000, RMB1,316,657,000 and RMB756,449,000, respectively.

Annual caps

The annual caps for the transactions with regard to the catering services under the Catering Services and Related Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are determined primarily based on the following factors:

(i)

the gradual year-by-year increment of the Company’s fleet size, flight volume and the number of ground VIP departure lounges intended to be put into operation, leading to the corresponding increase in the demand for catering services; and

(ii)

the continuous optimization of the standard for the catering services both on- board and on ground by the Company, so as to improve the quality of food and beverage provided, leading to the corresponding increase in catering cost.

Taking into account of the factors above, the total amounts of service fees with regard to the catering services payable by the Company to the Eastern Air Catering Entities under the Catering Services and Related Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are not expected to exceed RMB2,000,000,000, RMB2,300,000,000 and RMB2,600,000,000, respectively.

The proposed annual caps for the transactions with regard to the property lease under the Catering Services and Related Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are determined primarily based on the status of lands and buildings leased by the Eastern Air Catering Entities from the Company and the demands for the next three years, the progress of the construction-offsetting-rent projects in Beijing and Wuhan.

Taking into account of the factors above, the total amounts of annual rental for the property lease payable by the Eastern Air Catering Entities to the Company under the Catering Services and Related Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are not expected to exceed RMB80,000,000, RMB90,000,000 and RMB100,000,000, respectively.

LETTER FROM THE BOARD

Listing Rules implications

As the highest applicable percentage ratio set out in the Listing Rules in respect of the transactions with regard to the catering services under the Catering Services and Related Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

As the highest applicable percentage ratio set out in the Listing Rules in respect of the transactions with regard to the property lease under the Catering Services and Related Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules, the transaction contemplated under the Catering Services and Related Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

4.	Property Leasing and Construction and Management Agency Agreement (previously known as the property leasing agreement)

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

Eastern Investment is principally engaged in consulting services for industrial investment and related businesses, real estate investment development and operation, self-owned house leasing and property management.

Please refer to the paragraphs headed “Property Leasing Renewal Agreement” on pages 4 to 7 of the Company’s announcement dated 30 August 2016 for the background and history of the Existing Property Leasing Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Property Leasing Agreement with CEA Holding and Eastern Investment (the “Property Leasing and Construction and Management Agency Agreement”). Pursuant to the Property Leasing and Construction and Management Agency Agreement, CEA Holding and its subsidiaries (including Eastern Investment) will lease to the Company relevant properties. In the meantime, Eastern Investment will also provide the construction and management agency services to the Company in relation to the basic construction projects, organize the implementation of the construction management work and provide the projects that meet various standards to the Company pursuant to the agreement. The scope of specific construction and management agency services is determined according to the agreement of the specific agreement signed by both parties. The major change between the Property Leasing and Construction and Management Agency Agreement and the existing agreement is that in the next three years, Eastern Investment will provide to the Company property leasing services, including land and housing leases to the support base in Chengdu, Beijing, Lanzhou and Shanghai Hongqiao East District and the construction and management agency services for several airport base projects.

LETTER FROM THE BOARD

Pursuant to the Property Leasing and Construction and Management Agency Agreement, the Company will lease from CEA Holding and its subsidiaries (excluding Eastern Investment) the following properties, for use by the Group in its daily airlines and other business operations:

(a)

altogether 20 land properties owned by CEA Holding in Lanzhou, Gansu, covering an aggregate site area of approximately 234,989 square metres together with a total of 77 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 54,290 square metres;

(b)

altogether 3 land properties owned by CEA Holding in Kunming, Yunnan, covering an aggregate site area of 44,835 square metres together with a total of 24 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 67,992 square metres;

(c)	1 building property, construction, structures and other ancillary facilities owned by CEA Holding in Shijiazhuang, occupying an aggregate floor area of approximately 8,853 square metres;

(d)	a total of 77 building properties, construction, structures and other ancillary facilities owned by CEA Holding in Taiyuan, occupying an aggregate floor area of approximately 45,068 square metres;

(e)	a total of 7 building properties, construction, structures and other ancillary facilities owned by CEA Holding in Shanghai, occupying an aggregate floor area of approximately 13,195 square metres;

(f)

altogether 15 land properties owned by CEA Northwest, covering an aggregate site area of approximately 335,741 square metres together with a total of 106 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 92,935 square metres; and

(g)	other land and property facilities owned by CEA Holding as may be leased to the Company from time to time due to the business and operational needs of the Company.

Pursuant to the Property Leasing and Construction and Management Agency Agreement, the Company will lease from Eastern Investment the following properties, for use by the Group in its daily airlines and other business operations:

(a)

a total of 78 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Chengdu, occupying an aggregate floor area of approximately 25,992 square metres;

(b)

a total of 17 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Beijing, occupying an aggregate floor area of approximately 35,730 square metres;

(c)

a total of 26 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Lanzhou, occupying an aggregate floor area of approximately 29,274 square metres;

LETTER FROM THE BOARD

(d)

altogether 5 land properties owned by Eastern Investment in Shanghai Hongqiao East District, covering an aggregate site area of approximately 333,369 square metres together with a total of 60 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 120,053 square metres;

(e)	1 building property, construction, structures and other ancillary facilities owned by Eastern Investment in Hangzhou, occupying an aggregate floor area of approximately 486 square metres; and

(f)	other land and property facilities owned by Eastern Investment as may be leased to the Company from time to time due to the business and operational needs of the Company.

Term

The Property Leasing and Construction and Management Agency Agreement will be effective for a term of 3 years commencing from 1 January 2020 to 31 December 2022.

With effect from 1 January 2020, the Existing Property Leasing Agreement will be terminated.

To implement the lease of properties from Eastern Investment under the Property Leasing and Construction and Management Agency Agreement, separate written agreements will be entered into between the Company and Eastern Investment (the “Lease Agreement with Eastern Investment”). Based on previous similar transactions, the lease period of certain properties from Eastern Investment under the Property Leasing and Construction and Management Agency Agreement would be around 6 years. As the lease period exceeds three years, pursuant to Rule 14A.52 of the Listing Rules, the Company has engaged the Independent Financial Adviser to review the Property Leasing and Construction and Management Agency Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this circular for further details.

Pricing

Under the Property Leasing and Construction and Management Agency Agreement, the annual rental and the fees for the construction and management agency services payable by the Company to CEA Holding and its subsidiaries shall be based on prevailing market rates available from independent third parties under comparable conditions. Such annual rental and fees shall be determined based on arm’s length negotiations after considering factors such as quality of services and the region in which the properties are located, and shall be no less favourable than those offered by CEA Holding and/or its subsidiaries to independent third parties under comparable conditions.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of property leasing services and construction and management agency services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services), to ensure that the terms of the Property Leasing and Construction and Management Agency Agreement are fair and reasonable and no less favourable than to those offered by independent third parties.

LETTER FROM THE BOARD

Payment terms

As the Property Leasing and Construction and Management Agency Agreement is a master agreement in nature, the Company shall pay the rental for leased property and/or the management fee for the construction and management agency project on a monthly basis in arrears as in the manner specified under the provisions of the separate underlying operative leasing agreement and/or construction and management agency service agreement signed by both parties.

The parties agree that the Company shall directly pay the rental or the management fee for the construction and management agency project to CEA Holding or Eastern Investment. The Company’s payment of the rental or the management fee for the construction and management agency project to CEA Holding or Eastern Investment shall be deemed that the Company has fulfilled its payment obligations under the Property Leasing and Construction Management Agency Agreement.

Reasons for and benefits of the transactions

The Group’s civil aviation business comprises businesses previously operated by CEA Northwest and CEA Holding. Accordingly, properties currently held, occupied and/ or used by CEA Northwest and CEA Holding associated with their civil aviation businesses shall be leased to the Company, such that the Group will be able to continue to use such properties in its daily airlines and other business operations. The Company therefore entered into the Property Leasing and Construction and Management Agency Agreement which secures the Group its right to use the relevant properties at rentals which are no higher than the prevailing market rates.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Property Leasing and Construction and Management Agency Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical figures for the rentals paid by the Company in respect of the Existing Property Leasing Agreement for each of the two years ended 31 December 2017, 2018 and six months ended 30 June 2019 are RMB53,764,000, RMB32,639,000 and RMB26,691,000, respectively.

Annual caps

The maximum amounts of rentals and fees payable by the Company for the three years ending 31 December 2020, 2021 and 2022 under the Property Leasing and Construction and Management Agency Agreement are determined primarily based on the following factors:

(i)	the actual amount of the rentals and fees for the construction and management agency projects paid by the Company to CEA Holding and Eastern Investment in the previous years;

(ii)	the relevant property leasing areas in Chengdu, Beijing, Lanzhou, East District of Hongqiao Airport Terminal 1, Shanghai, etc. tend to be stabilized since 2020;

LETTER FROM THE BOARD

(iii)	the property leasing costs have continued to rise reasonably accompanying the changes in price index and other reasons in recent years; and

(iv)

the other land and property facilities owned by CEA Holding and Eastern Investment as may be leased to the Company and the construction and management agency projects that need to be carried out due to the business and operational needs of the Company.

Taking into account of the factors above, the total amounts of rentals and fees payable by the Company for the three years ending 31 December 2020, 2021 and 2022 under the Property Leasing and Construction and Management Agency Agreement are not expected to exceed RMB280,000,000, RMB280,000,000 and RMB280,000,000, respectively.

Pursuant to IFRS 16, the lease of properties by the Company as lessee under the Property Leasing and Construction and Management Agency Agreement will be recognised as right-of-use assets. The proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 in respect of the lease of properties under the Property Leasing and Construction and Management Agency Agreement are RMB541,000,000, RMB432,000,000 and RMB324,000,000, respectively. The proposed annual caps are set on the total value of right-of-use assets relating to the leases, which are calculated by discounting the estimated total rental of the future years by a discount rate of 4.4969% which is equivalent to the Company’s incremental borrowing rate (i.e., ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.).

Listing Rules implications

As the highest applicable percentage ratio set out in the Listing Rules in respect of the lease of properties under the Property Leasing and Construction and Management Agency Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

As the highest applicable percentage ratio set out in the Listing Rules for the transactions regarding the construction and management agency services under the Property Leasing and Construction and Management Agency Agreement is less than 0.1%, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.76 of the Listing Rules. Should the actual transaction amount exceeds the de minimis threshold in future, the Company will comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules, the transaction contemplated under the Property Leasing and Construction and Management Agency Agreement is also subject to the Independent Shareholders’ approval at the EGM.

5.	Advertising Services Agreement

CEA Media is a company principally engaged in the operation of the website of CEA, in- flight entertainment and video programmes of civil aviation aircraft, domestic and overseas advertising agency, publication, design, production and printing business, business consulting and convention and exhibition business, duty-free shopping at the international flight (exclude tobacco and alcohol), agency sales of presents, cultural tourism souvenirs and daily necessities, sales of pre-packaged food (exclude frozen food and cooked loaves) and alcohol retailing.

LETTER FROM THE BOARD

Please refer to the paragraphs headed “Advertising Services Renewal Agreement” on pages 21 to 23 of the Company’s announcement dated 30 August 2016 for the background and history of the Existing Advertising Services Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Advertising Services Agreement with CEA Media on substantially the same terms, pursuant to which CEA Media and its subsidiaries (each a “CEA Media Entity” and collectively the “CEA Media Entities”) will from time to time provide the Group with multi- media advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry (the “Advertising Services Agreement”).

Under the Advertising Services Agreement, the Company will entrust CEA Media Entities as the agent for different kinds of advertising, including but not limited to domestic and overseas television and radio advertising, newspaper advertising, street signs advertising, exhibition designing and production as well as exhibits arrangement and site advertising during the domestic and overseas large-scale activities, publication of 東方航空 (Eastern Air Connections), 東方航空報 (Oriental Sky) and 東方頻道 (East Movie Channel), an in-flight entertainment and video programme and the relevant brochures.

Term

The Advertising Services Agreement will be effective for a term of 3 years commencing from 1 January 2020 to 31 December 2022.

With effect from 1 January 2020, the Existing Advertising Services Agreement will be terminated.

Pricing

Under the Advertising Services Agreement, the service fees payable to the respective CEA Media Entity for its services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations after considering factors such as quality of service and specific needs of the Company, and shall be no less favourable than those offered by the respective CEA Media Entity to independent third parties.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of advertising services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

Payment terms

The Company will transfer advertising expenses and agency fees to the accounts of CEA Media Entities at the beginning of each year based on the annual advertising planning for that to be used by CEA Media Entities according to the plan of the Company. CEA Media Entities shall submit breakdown of quarterly advertising expenses and agency fees and the VAT special invoice to the Company for review after each quarter ends. After the review by the Company, CEA Media Entities will settle the advertising expenses and advertising agency fees which would be the amount in excess of such fees prepaid at the beginning of each year on a quarterly basis in arrears.

LETTER FROM THE BOARD

Should there be any surplus by the end of a year with respect to the advertising expenses and agency fees paid by the Company at the beginning of a year to CEA Media Entities, such amount will be carried forward to the next year to offset advertising fees payable by the Company to CEA Media Entities.

Reasons for and benefits of the transaction

Advertising businesses are not the core competencies of the Group while the CEA Media Entities are experienced in advertising operations and have a proven track record with an extensive network of advertising sponsors to draw upon. In addition, compared with other independent third-party service providers, CEA Media has, through its cooperation with the Group for many years, secured a better understanding of the Group’s culture and operations, and thus the advertising functions procured by the CEA Media Entities for the Group would better fit and cater to its public relations and marketing strategies. Further, the advertising functions of all members within the Group will be centrally organised by the CEA Media Entities, which will, as is believed, be better managed and cost-effective.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Advertising Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical figures of the total service fees paid by the Group in respect of the Existing Advertising Services Agreement for each of the two years ended 31 December 2017, 2018 and six months ended 30 June 2019 are RMB22,720,000, RMB19,359,000 and RMB10,182,000, respectively.

Annual caps

The proposed annual caps for the transactions under the Advertising Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are determined primarily by taking into consideration that the Company will increase investment in advertising based on the needs of improving the Company’s awareness and image with the Company’s operation expanded and potential service standard adjustment in the future.

Taking into account of the factors above, the total amounts of service fees payable by the Company to the CEA Media Entities under the Advertising Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are not expected to exceed RMB70,000,000, RMB73,000,000 and RMB75,000,000, respectively.

Listing Rules implications

As the highest applicable percentage ratio set out in the Listing Rules under the Advertising Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

LETTER FROM THE BOARD

However, pursuant to the relevant provisions of the Shanghai Listing Rules, the transaction contemplated under the Advertising Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

6.	Freight Logistics Daily Connected Transactions Framework Agreement

Eastern Logistics is a company principally engaged in warehouse, marine/air/land international cargo transport agency, cargo loading & unloading, property management, parking lot running, meeting service, labor dispatch for domestic enterprises, general merchandise, sale of office supplies, business consultation (excluding brokerage), ticket agency, import & export of cargo and technology, e-commerce (excluding telecom value-added service and financial services) and common cargo transport.

Please refer to the Company’s announcement dated 29 November 2016 for the background and history of the Existing Freight Logistics Daily Connected Transactions Framework Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Freight Logistics Daily Connected Transactions Framework Agreement with Eastern Logistics on substantially the same terms, pursuant to which the Group will provide the Freight Logistics Business Support Services (as defined below) to the Eastern Logistics Group required for the daily operation of its freight logistics business, and the Eastern Logistics Group will provide the Cargo Terminal Business Support Services (as defined below) to the Group required for its daily business operation (the “Freight Logistics Daily Connected Transactions Framework Agreement”).

Term

The Freight Logistics Daily Connected Transactions Framework Agreement will be effective for a term of 3 years commencing from 1 January 2020 to 31 December 2022.

With effect from 1 January 2020, the Existing Freight Logistics Daily Connected Transactions Framework Agreement will be terminated.

Services

Pursuant to the Freight Logistics Daily Connected Transactions Framework Agreement,

(a)

the Group will provide the following services (altogether, the “Freight Logistics Business Support Services”) to the Eastern Logistics Group required for the daily operation of its freight logistics business:

(i)	aircraft maintenance and its ancillary support services;

(ii)	cargo transport maintenance and its ancillary support services;

(iii)	information technology support services;

(iv)	cleaning services;

(v)	training services; and

(vi)	other daily support services, and

LETTER FROM THE BOARD

(b)	the Eastern Logistics Group will provide the following services (altogether, the “Cargo Terminal Business Support Services”) to the Group required for its daily business operation:

(i)	apron transfer services, cargo terminal operation services and security inspection services; and

(ii)	other daily support services.

Pricing

(a)

the price and/or fee scale for the Freight Logistics Business Support Services which the Group offers to the Eastern Logistics Group shall be determined with reference to the “Market Price” and as agreed after arm’s length negotiations between the parties to the Freight Logistics Daily Connected Transactions Services Framework Agreement. For the Freight Logistics Business Support Services, “Market Price” refers to the price determined independently by the operators via market competition. Market price is determined taking into account the cost of aircraft raw materials, the support areas for aircraft materials, the cost of information technology equipment, labour cost and the specific support requirements from the Eastern Logistics Group (if any), in the following order: (i) the price charged by independent third parties at such time in the ordinary and normal course of business for such services in the area or nearby area; or (ii) the price charged by independent third parties at such time in the ordinary and normal course of business for such services at such time within the territory of the PRC;

(b)

the price and/or fee scale for the Cargo Terminal Business Support Services which the Eastern Logistics Group offers to the Group shall be determined with reference to the “Market Price” and as agreed after arm’s length negotiations between the parties to the Freight Logistics Daily Connected Transactions Framework Agreement. For the Cargo Terminal Business Support Services, “Market Price” refers to the price determined independently by the operators via market competition. Market price is determined taking into account the cost of raw materials, the support areas, the costs for the protection equipment, labour costs and the specific support requirements from the Company (if any), in the following order: (i) the price charged by independent third parties at such time in the ordinary and normal course of business for such services in the area or nearby area; or (ii) the price charged by independent third parties at such time in the ordinary and normal course of business for such services at such time in the PRC;

(c)

both the Group and the Eastern Logistics Group shall designate their department(s) or personnel to be responsible primarily for checking the prices and terms offered by independent third parties providing similar services. In general, at least two independent third parties who provide support services will be consulted for their fee quotations and terms via email, facsimile or telephone conversation;

(d)

the price and/or fee scale for the Freight Logistics Group Business Support Services which the Group offers to the Eastern Logistics Group shall be no less favourable to the Group than that offered by the Group to independent third parties for similar services in the ordinary and normal course of business;

LETTER FROM THE BOARD

(e)

the price and/or fee scale for the Cargo Terminal Business Support Services which the Eastern Logistics Group offers to the Group shall be no less favourable to the Group than that offered by the Eastern Logistics Group to independent third parties for similar services in the ordinary and normal course of business; and

(f)

the fees in relation to the Freight Logistics Business Support Services offered by the Group to the Eastern Logistics Group and the Cargo Terminal Business Support Services offered by the Eastern Logistics Group to the Group shall be settled based on the actual provision of services and the unit price, which is determined by both parties pursuant to the aforementioned pricing principles. Upon the receipt and confirmation of the payment order and VAT special invoices from one party, the other party shall make the payment via bank transfer or via other legal means of payment within a reasonable period of time, as agreed by the parties.

The Group will designate departments or officials to be primarily responsible for checking the prices and terms offered by independent third parties for the same or similar type of services (in general, through emails, facsimile or telephone conversation with at least two independent third parties providing the support services), to ensure that the terms of the Freight Logistics Daily Connected Transactions Framework Agreement are fair and reasonable and no less favourable than to those offered by independent third parties.

Payment terms

The fees in relation to the Freight Logistics Business Support Services offered by the Company to the Eastern Logistics Group and the Cargo Terminal Business Support Services offered by the Eastern Logistics Group to the Company shall be settled based on the actual provision of services and the unit price determined by both parties pursuant to the Freight Logistics Daily Connected Transactions Framework Agreement.

As the Freight Logistics Daily Connected Transactions Framework Agreement is a master agreement in nature, after one party has received the invoices and VAT special invoices issued by another party, it shall pay on a monthly basis in arrears as specified in the separate underlying operative business agreement. Upon having received and confirmed the payment order and VAT special invoices from one party, the other party shall make payment via bank transfer or via other legal means of payment as agreed by both parties.

Reasons for and benefits of the transaction

In respect of the Freight Logistics Daily Connected Transactions Framework Agreement, the Company believes that the provision of Freight Logistics Business Support Services will bring steady and reliable revenue to the Group as a whole; while the provision of the Cargo Terminals Business Support Services by the Eastern Logistics Group to the Group will also satisfy the Group’s increasing need of freight and mail business and is beneficial to the natural expansion of production and operation of the Group.

The Directors (including the independent non-executive Directors) are of the view that (i) the Freight Logistics Daily Services are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, are conducted in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole; and (ii) the annual caps in relation to the Freight Logistics Daily Services are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

Historical amounts

For each of the two years ended 31 December 2017, 2018 and six months ended 30 June 2019, the historical figures for (i) the amount paid by the Eastern Logistics Group to the Group for the Freight Logistics Business Support Services were approximately RMB100,466,000, RMB126,147,000 and RMB68,358,000, respectively; and (ii) the amount paid by the Group to the Eastern Logistics Group for the Cargo Terminal Business Support Services were RMB280,578,000, RMB347,582,000 and RMB271,000,000, respectively.

Annual caps

The proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 in respect of the Freight Logistics Business Support Services and the Cargo Terminal Business Support Services pursuant to the Freight Logistics Daily Connected Transactions Framework Agreement are determined primarily based on the following factors:

(i)

Freight Logistics Business Support Services (the Company providing services): cargo rental and aircraft maintenance charges account for the most substantial portion of the transaction amount. With the Beijing Daxing international airport and the new Qingdao airport being put into operation, it is estimated that there will be a significant increase in cargo rental within a short period. With the expansion of the Group’s operational scale and based on the historical figures with reference to raw materials cost, services support areas, service equipment cost and labor cost, it is anticipated that the aircraft maintenance charges will also increase to a certain extent.

(ii)

Cargo Terminal Business Support Services (the Company receiving services): based on objective factors such as an increase in flights and freight volume, we considered that cargo terminal business of the Beijing Daxing international airport will grow, and it is anticipated to maintain the room for a reasonable growth, after taking into account of the factors such as the service coverage and standard adjustment that may arise in the future.

In connection with the transactions contemplated under the Freight Logistics Daily Connected Transactions Framework Agreement, the table below sets out the proposed annual caps of amounts payable by the Group or the Eastern Logistics Group for each of the three years ending 31 December 2020, 2021 and 2022, respectively.

	Proposed annual caps for the year ending 31 December
	2020	2021	2022
Revenue
Amount payable by the Eastern Logistics Group to the Group for the Freight Logistics Business Support Services	RMB300,000,000	RMB330,000,000	RMB350,000,000
Expense
Amount payable by the Group to the Eastern Logistics Group for the Cargo Terminal Business Support Services	RMB550,000,000	RMB590,000,000	RMB630,000,000

LETTER FROM THE BOARD

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Freight Logistics Business Support Services under the Freight Logistics Daily Connected Transactions Framework Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

As the highest applicable percentage ratio set out in the Listing Rules in respect of the Cargo Terminal Business Support Services under the Freight Logistics Daily Connected Transactions Framework Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules, the transaction contemplated under the Freight Logistics Daily Connected Transactions Framework Agreement is also subject to the Independent Shareholders’ approval at the EGM.

d.	Implications Under the Listing Rules

1.	Independent Shareholders’ Approval Requirements

Since CEA Holding is the controlling Shareholder of the Company, each member of the CEA Holding Group is therefore a connected person of the Company.

Please refer to each of the sections headed “Listing Rules implications” under the description of each Renewed Continuing Connected Transaction above for an analysis of the implications under the Listing Rules for each Renewed Continuing Connected Transaction.

Pursuant to the relevant provisions of the Listing Rules, the Renewed Non-exempt Continuing Connected Transactions which are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules comprise: (i) the transactions as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 relating to the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, and the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement; and (ii) the proposed annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022. The 2020–2022 Aircraft Finance Lease Framework Agreement is also subject to the requirements applicable to a major transaction under Chapter 14 of the Listing Rules.

Pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the Company proposes to put forward for the Independent Shareholders’ approval at the EGM the transactions relating to: (i) the provision of loan services under the Financial Services Agreement; (ii) the Import and Export Services Agreement, (iii) the Complementary Services Agreement, (iv) the Catering Services and Related Services Agreement, (v) the Property Leasing and Construction and Management Agency Agreement, (vi) the Advertising Services Agreement, and (vii) the Freight Logistics Daily Connected Transactions Framework Agreement.

LETTER FROM THE BOARD

Certain Directors, namely Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing and Mr. Yuan Jun, are members of senior management of CEA Holding, which may be regarded as having a material interest in the Renewed Continuing Connected Transactions and therefore they have abstained from voting at the meeting of the Board convened for the purpose of approving the Renewed Continuing Connected Transactions. Save as disclosed above, none of the Directors has a material interest in the Renewed Continuing Connected Transactions.

2.	Internal control procedures

To ensure the Company’s conformity with the terms of the continuing connected transactions agreements under the Listing Rules, the Company shall adopt a series of internal control policies during its daily operations. Such internal control policies shall be conducted and supervised by the finance department of the Company and the independent non-executive Directors:

(1)

The finance department of the Company monitors daily connected transactions of the Company and reports to the audit and risk management committee of the Company and independent non-executive Directors on a quarterly basis. The finance department of the Company shall supervise the implementation agreements to ensure they are entered into: (i) in accordance with the review and evaluation procedure set out in this circular and the terms of the continuing connected transactions agreements under the Listing Rules; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the continuing connected transactions agreements under the Listing Rules on terms that are fair and reasonable and in the interests of the Company and Shareholders as a whole.

(2)

The independent non-executive Directors shall review and will continue to review the implementation agreements to ensure that they have been entered into on normal commercial terms or better, and according to the continuing connected transactions agreements under the Listing Rules on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

In addition, for the purpose of Rule 14A.56 of the Listing Rules, the Company’s external auditors, will be engaged to issue a letter to report on the Group’s continuing connected transactions under the Listing Rules in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

The Directors are of the view that the above procedures can ensure that the transactions contemplated under the continuing connected transactions agreements under the Listing Rules will be conducted on normal commercial terms or better, and will not be prejudicial to the interests of the Company and the Shareholders.

LETTER FROM THE BOARD

3.	The View of the Independent Financial Adviser on the Period of the Agreements

The lease period of the transactions under each of the following agreements exceeds three years:

(i)	special vehicles and equipment leasing under the Complementary Services Agreement;

(ii)	the Lease Agreements with Eastern Investment under The Property Leasing and Construction and Management Agency Agreement;

(iii)	the Aircraft Finance Lease Agreements under the 2020–2022 Aircraft Finance Lease Framework Agreement; and

(iv)	the Lease Agreements under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement.

Pursuant to the requirement under Rule 14A.52 of the Listing Rules, the Company has engaged Somerley as the Independent Financial Adviser to provide independent advice in respect of the provisions relating to the aforesaid agreements to explain why a period exceeding three years for such agreements is required and to confirm that it is normal business practice for agreements of this type to be of a duration longer than three years.

Pursuant to Rule 14A.52 of the Listing Rules, Somerley has formulated its opinion based on its researches and analysis and its discussion with management of the Company as follows:

Complementary Services Agreement

(i)

in view of the fact that the vehicles and equipment, which are tailor-made for the Group’s on-site operation, would not be used by any other parties other than the Group, it would not be unreasonable for the lessors to request for a longer lease term to ensure its return on investment;

(ii)	given high purchase costs and maintenance costs, leasing of the special vehicles and equipment could reduce the Group’s cash outlay and preserve its internal resources for other business purpose;

(iii)

given the term of the special vehicles and equipment lease to be entered into between the Group and CES Leasing which is expected to be 5 years is the same as the term of the finance lease relating to aviation related equipment entered into by China Southern Airlines Company Limited (stock code: 1055.HK) with its connected persons, and falls within the range of 5 to 20 years of other special equipment leases entered into by other Hong Kong listed companies, the term of the special vehicles and equipment lease of more than 3 years is not uncommon in the market; and

(iv)

the 5-year tenure of the agreements to be implemented pursuant to the Complementary Services Agreement is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

LETTER FROM THE BOARD

Property Leasing and Construction and Management Agency Agreement

(i)

like other air operators, the Group has to maintain stable and smooth operation by entering into property leases with longer terms in order to satisfy its daily airline operation needs as well as to ensure delivery of quality services to its customers;

(ii)

given the term of certain property leases to be entered into between the Group and Eastern Investment is expected to be 6 years which falls within the range of those entered into by other air operators with their connected persons, the term of the property lease of more than 3 years is in line with the market practice; and

(iii)

the 6-year tenure of the agreements to be implemented pursuant to the Property Leasing and Construction and Management Agency Agreement is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

2020–2022 Aircraft Finance Lease Framework Agreement

(i)

like other air operators, the Group has to maintain a streamlined and efficient modernized fleet by introducing new aircraft in order to satisfy its business and operation needs from time to time as well as to ensure delivery of quality services to its customers;

(ii)

given the term of the aircraft finance lease agreements to be entered into by the Group with CES Leasing being 10 years having been in line with the Company’s accounting policy and also falling within the range of (a) those entered into by the Group with independent third parties; and (b) those of other Hong Kong listed companies, the term of the aircraft finance lease of more than 3 years is in line with the market practice; and

(iii)

the 10-year tenure of the agreements to be implemented pursuant to the 2020– 2022 Aircraft Finance Lease Framework Agreement is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement

(i)

like other air operators, the Group has to maintain a streamlined and efficient modernized fleet by introducing new aircraft in order to satisfy its business and operation needs from time to time as well as to ensure delivery of quality services to its customers;

(ii)

given the term of the aircraft operating lease to be entered into between the Group and CES Leasing ranging from 12 to 15 years which are the same as those entered into by the Group with independent third parties, the term of the aircraft operating lease of more than 3 years is in line with the market practice; and

(iii)

the 10 to 15-year tenure of the agreements to be implemented pursuant to the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

LETTER FROM THE BOARD

F.	PROPOSED NOMINATION OF CANDIDATE FOR SHAREHOLDER REPRESENTATIVE SUPERVISOR

Reference is made to the announcement of the Company dated 30 August 2019 in relation to, among others, the nomination of candidate for shareholder representative Supervisor.

Pursuant to the relevant provisions of the Company Law, the Articles of Association and the Rules for Meetings of the Supervisory Committee, the resolution regarding the nomination of candidate for shareholder representative Supervisor of the eighth session of the Supervisory Committee was considered and approved at the 28th meeting of the eighth session of the Supervisory Committee, which approved the nomination of Mr. Fang as the candidate for shareholder representative Supervisor, with his term of service being the same as that of the current session of the Supervisory Committee. This resolution is required to be submitted to the general meeting of the Company for consideration and approval. The biographical details of Mr. Fang are as follows:

Mr. Fang Zhaoya, aged 51, is currently the head of the strategic development department of China Eastern Air Holding Company Limited. Mr. Fang entered the civil aviation industry in July 1989. He served as the director of the time control office of the production planning department and the director of the A310/300 workshop of the route department of the maintenance base of China Northwest Airlines Co., Ltd., and the deputy director of the technical maintenance control centre (TMCC) for production of the route department and the deputy head of the quality control department of the maintenance base of the Northwest Branch of the Company. He served as the manager of the production planning centre of the maintenance management department of China Eastern Air Engineering & Technique Co. Ltd from September 2006 to August 2009, the manager of the business development department of China Eastern Air Engineering & Technique from August 2009 to July 2010, the manager of the aircraft selection and lease and sales management department of China Eastern Air Engineering & Technique from August 2010 to May 2015, the deputy general manager of China Eastern Air Engineering & Technique from May 2015 to June 2017, and the general manager of the planning department of the Company from June 2017 to April 2019. He has served as the head of the strategic development department of China Eastern Air Holding Company Limited since April 2019. Mr. Fang was a graduate of the Department of Aviation Machinery of China Civil Aviation Institute majored in thermal power machinery and equipment. He obtained a master’s degree in aviation engineering from the Northwestern Polytechnical University and holds the title of an engineer.

There is no service contract entered into between Mr. Fang and the Company in respect of his proposed appointment as a shareholder representative Supervisor. The remuneration of Mr. Fang will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

As far as the directors of the Company are aware and save as disclosed above: (i) Mr. Fang does not presently, and did not in the last three years, hold any other position in the Company or any of its subsidiaries; (ii) Mr. Fang has not held any other directorship in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Fang has no other major appointment or professional qualification; (iv) Mr. Fang does not have any other relationship with any director, senior management or substantial or controlling shareholder of the Company; and (v) Mr. Fang does not have, or is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed herein, the board of the Company is not aware of any other matter in relation to the proposed appointment of Mr. Fang which is required to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules and any other matter that needs to be brought to the attention of the shareholders of the Company.

LETTER FROM THE BOARD

G.	GENERAL INFORMATION AND EGM

The Company is principally engaged in the business of civil aviation.

CEA Holding is the controlling Shareholder of the Company, each member of the CEA Holding Group is therefore a connected person of the Company under the Listing Rules.

The EGM will be convened to consider, and if thought fit, approve:

(i)	the amendments to certain provisions of the Articles of Association;

(ii)	the amendments to certain provisions of the Rules for Procedures for General Meetings;

(iii)	the amendments to certain provisions of the Rules for the Meeting of the Supervisory Committee;

(iv)

pursuant to the Listing Rules, the Renewed Non-exempt Continuing Connected Transactions which are subject to the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules, which comprise: (a) the transactions as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 relating to the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, and the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement; and (b) the proposed annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022;

(v)

pursuant to the Shanghai Listing Rules and the best practice of corporate governance, the renewed continuing connected transactions which are subject to the Independent Shareholders’ approval requirements, which comprise: the transactions as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 relating to (a) the provision of loan services under the Financial Services Agreement, (b) the Import and Export Services Agreement, (c) the Complementary Services Agreement, (d) the Catering Services and Related Services Agreement, (e) the Property Leasing and Construction and Management Agency Agreement, (f) the Advertising Services Agreement, and (g) the Freight Logistics Daily Connected Transactions Framework Agreement; and

(vi)	the election of Mr. Fang as a shareholder representative Supervisor.

The Independent Board Committee has been established to advise the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions.

Somerley, a licensed corporation for carrying out type 1 (dealing in securities) and type 6 (advising in corporate finance) regulated activities under the SFO, has been appointed by the Company as the independent financial adviser to: (i) advise the period for the special vehicles and equipment leasing under the Complementary Services Agreement, the Lease Agreements with Eastern Investment under the Property Leasing and Construction and Management Agency Agreement, the Aircraft Finance Lease Agreements under the 2020–2022 Aircraft Finance Lease Framework Agreement and the Lease Agreements under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement pursuant to the requirements under Rule 14A.52 of the Listing Rules; and (ii) advise the Independent Board Committee and the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions.

LETTER FROM THE BOARD

The resolutions will be taken on a poll as required under Rule 14A.36 of the Listing Rules. Details of the EGM and the resolutions to be proposed at the EGM are set out in the “Notice of 2019 First Extraordinary General Meeting” despatched to the Shareholders on 30 September 2019 by the Company.

H.	VOTING

To the best of the Directors’ knowledge as at the Latest Practicable Date, no Shareholder is required to abstain from voting on (i) the proposed amendments to the Articles of Association; (ii) the proposed amendments to the Rules for Procedures for General Meetings; (iii) the proposed amendments to the Rules for the Meeting of the Supervisory Committee; and (iv) the proposed election of Mr. Fang as a shareholder representative Supervisor at the EGM.

As at the Latest Practicable Date, CEA Holding directly and indirectly held 5,530,240,000 A shares and 2,626,240,000 H shares of the Company, representing in aggregate approximately 49.80% of the issued share capital of the Company and therefore CEA Holding and its associate(s), if any, are connected persons of the Company. Accordingly, CEA Holding and its associate(s) (i.e., 東航金控有限責任公司 (CES Finance Holding Co., Limited) and 東航國際控股(香港)有限公司 (CES Global Holdings (Hong Kong) Limited), will at the EGM abstain from voting on the ordinary resolutions approving the continuing connected transactions, which will be taken on a poll as required under the Listing Rules. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i)	there was no voting trust or other agreement, arrangement or understanding (other than an outright sale) entered into by or binding upon CEA Holding;

(ii)

CEA Holding was not subject to any obligation or entitlement whereby it had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii)

it was not expected that there would be any discrepancy between CEA Holding’s beneficial shareholding interest in the Company as disclosed in this circular and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right at the EGM.

I.	RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee set out on pages 82 to 83 of this circular which contains its recommendation to the Independent Shareholders, and the letter of advice from the Independent Financial Adviser set out on pages 84 to 106 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolutions approving the Renewed Non-exempt Continuing Connected Transactions, which comprise: (i) the transactions as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 relating to the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, and the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement; and (ii) the proposed annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022.

LETTER FROM THE BOARD

Having taken into account the factors as disclosed in the sections headed “Reasons for and benefits of the transaction” above, the Directors (including the independent non-executive Directors) consider that (i) the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, and the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement and the transactions contemplated there under are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole; and (ii) the relevant proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 in respect of the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement and the Bellyhold Space Agreements are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Accordingly, the Board recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Renewed Non-exempt Continuing Connected Transactions under the Listing Rules and the other continuing connected transactions as required under the Shanghai Listing Rules.

In addition, based on the relevant information disclosed herein, the Directors are of the opinion that (i) the proposed amendments to the Articles of Association; (ii) the proposed amendments to the Rules for Procedures for General Meetings; (iii) the proposed amendments to the Rules for the Meeting of the Supervisory Committee; and (iv) the proposed election of Mr. Fang as a shareholder representative Supervisor are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the aforesaid resolutions to be proposed at the EGM.

J.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

30 September 2019

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

AND

MAJOR TRANSACTION

We refer to the circular dated 30 September 2019 (the “Circular”) to the Shareholders of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meaning in this letter.

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders on the Renewed Non-exempt Continuing Connected Transactions, which comprise: (i) the transactions as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 relating to the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, and the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement; and (ii) the proposed annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022. Somerley has been appointed as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in this regard.

Your attention is drawn to:

(a)	the letter from the Board set out on pages 10 to 81 of this Circular which contains information about the Renewed Non-exempt Continuing Connected Transactions;

(b)	the letter from the Independent Financial Adviser set out on pages 84 to 106 of this Circular which contains its advice to the Independent Board Committee and the Independent Shareholders; and

(c)	additional information set out in the appendixes to this Circular.

Having considered the terms of the provision of deposit services under the Financial Services Agreement, Bellyhold Space Agreements and the 2020–2022 Aircraft Finance Lease Agreement and the transactions contemplated there under as well as the proposed annual caps for the years ending 31 December 2020, 2021 and 2022 and the advice and recommendations of the Independent Financial Adviser and taken into account the principal factors and reasons considered by the Independent Financial Adviser, we consider that (i) the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, and the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement and the transactions contemplated thereunder are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole; and (ii) the relevant proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 in respect of the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement and the Bellyhold Space Agreements are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions be proposed at the EGM to approve the Renewed Non-exempt Continuing Connected Transactions.

Yours faithfully,
Lin Wanli Li Ruoshan Ma Weihua Shao Ruiqing Cai Hongping
Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY CAPITAL LIMITED 20th Floor China Building 29 Queen’s Road Central Hong Kong 30 September 2019

To :	the Independent Board Committee and the Independent Shareholders of

China Eastern Airlines Corporation Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

AND

MAJOR TRANSACTION

INTRODUCTION

We refer to our appointment by the Company to advise the Independent Board Committee and the Independent Shareholders in connection with the transactions and the proposed annual caps for the three years ending 31 December 2022 relating to (i) the provision of deposit services under the Financial Services Agreement, (ii) 2020–2022 Aircraft Finance Lease Framework Agreement, and (iii) 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement and the proposed annual caps for the three years ending 31 December 2022 relating to Bellyhold Space Agreements, details of which are set out in the letter from the Board contained in the circular of the Company to the Shareholders dated 30 September 2019 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter have the same meanings as those defined in the Circular and the letter from the Board unless the context requires otherwise.

As stated in the letter from the Board, CEA Holding is the controlling shareholder of the Company and each member of the CEA Holding Group (the “Connected Persons”) is therefore a connected person of the Company under the Listing Rules. Transactions entered into between each of them on one part and members of the Group on the other under (i) the Financial Services Agreement, (ii) 2020–2022 Aircraft Finance Lease Framework Agreement, (iii) 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement, and (iv) Bellyhold Space Agreements (the “Continuing Connected Transactions”) constitute continuing connected transactions of the Company under the Listing Rules. As the applicable percentage ratio(s) with respect to the proposed annual caps for each of (i) the Financial Services Agreement are more than 5% but less than 25%, (ii) 2020–2022 Aircraft Finance Lease Framework Agreement exceed 25%, (iii) 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement are more than 5% but less than 25%; and (iv) Contract Operation Agreement of the Bellyhold Space Agreements are more than 5% but less than 25%, the transactions under these contracts will be subject to reporting, annual review, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee, comprising all of the independent non-executive Directors, namely Mr. Lin Wanli, Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing, Mr. Cai Hongping, has been formed to making recommendations to the Independent Shareholders in respect of the Continuing Connected Transactions. We, Somerley Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in the same regard.

We are not associated with the Company, CEA Holding or any of their respective substantial shareholders or associates and accordingly we are considered eligible to give independent advice on the terms of the Continuing Connected Transactions. Apart from the normal professional fees payable to us in connection with this, no arrangement exists whereby we will receive any fees or benefits from the Company, CEA Holding or their respective substantial shareholders or associates.

As at the Latest Practicable Date, we were not aware of any relationships or interests between Somerley Capital Limited on one hand and the Group, CEA Holding and their respective substantial shareholders or associates on the other hand that could reasonably be regarded as a hindrance to our independence as defined under Rule 13.84 of the Listing Rules to act as the independent financial adviser to the Independent Board Committee and Independent Shareholders in connection with the Continuing Connected Transactions.

In formulating our opinion, we have reviewed, amongst others, (i) the Financial Services Agreement, (ii) 2020–2022 Aircraft Finance Lease Framework Agreement, (iii) 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement, and (iv) Bellyhold Space Agreements, the information on comparable transactions entered into by the Group with independent third parties, the calculations for determining the respective annual caps of the Continuing Connected Transactions, the annual report of the Company for the year ended 31 December 2018, the interim results of the Company for the six months ended 30 June 2019 and the information contained in the Circular.

We relied on the information and facts supplied, and the opinions expressed to us, by the management of the Group and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects at the time they were made and will remain so up to the time of EGM. We have also sought and received confirmation from the Company that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and considered that the information we have received is sufficient for us to reach an informed view and have no reason to believe that any material information has been withheld, nor doubt the truth or accuracy of the information provided. We have not, however, conducted any independent investigation into the business and affairs of the Group, nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our advice and recommendation with regard to the Continuing Connected Transactions, we have taken into account the principal factors and reasons set out below:

1.	Information on the Group

The Group is principally engaged in the business of civil aviation.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Information on CEA Holding and Connected Persons

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

Eastern Air Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the PBOC and the China Banking and Insurance Regulatory Commission. Eastern Air Finance Company is principally engaged in providing financial services to group companies of CEA Holding.

CES Leasing is principally engaged in the provision of finance leasing and other leasing services, purchase of domestic and foreign finance lease assets, handling salvage value and maintenance of finance lease assets, and provision of advisory services and guarantee for lease transactions, and engaged in commercial factoring related to principal businesses etc.

China Cargo Airlines is principally engaged in international (regional) and domestic air cargo and mail transport services.

3.	Provision of deposit services under Financial Services Agreement

3.1	Reasons and benefits

As set out in the letter from the Board, through the long-term cooperation between the Company and Eastern Air Finance Entities in respect of deposit services, loan services and other financial services, the transactions under the Financial Services Agreement will satisfy the operational needs of the Company, strengthening the centralized management and effectiveness in the utilisation of the Company’s funds and ensure effective development of the Company’s business.

As advised by the management of the Group, by entering into the Financial Services Agreement, the Group (i) will receive interest on its moneys deposited with the respective Eastern Air Finance Entity at rates which are not less than the relevant rates set by the major domestic commercial banks, with an aim to enjoy and even sometimes maximise the Company’s capital gain; (ii) will be able to obtain loans and financing from the respective Eastern Air Finance Entity with priority at interest rates not higher than the relevant rates set by the major domestic commercial banks, enabling the Company not only to obtain funds in a prompt and effective manner but also to possibly reduce its financing cost; (iii) will be provided with the fund clearance services which will help strengthen the centralized management of funds and reduce the transit time of funds and clearing fees; and (iv) is able to closely monitor the financial status of Eastern Air Finance Company, given its 25% interest in Eastern Air Finance Company and senior executives appointed by it to Eastern Air Finance Company and thus well protects the Company’s interests. The Company is not restricted under the Financial Services Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Its major criteria in selecting the banks or financial institutions for provision of financial services are costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Eastern Air Finance Entities’ services if the service quality provided is competitive.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In light of the above, given the close relationship with Eastern Air Finance Company, it is considered that the Financial Services Agreement to be entered into with Eastern Air Finance Company does not only provide an option for the Group to choose Eastern Air Finance Entities which may offer competitive terms and services but also enables the Group to bargain better terms with other financial institutions.

3.2	Principal terms

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Financial Services Agreement with Eastern Air Finance Company, a summary of terms of which as extracted from the letter from the Board is as follows:

Parties involved	• Eastern Air Finance Entities as service providers

• the Company as customer

Nature of the transaction	(i) deposit services

(ii) loan services; and

(iii)  other financial services including the provision of services on entrusted loans, international economic guarantees and credit assurance, financial bonds issuance and other financial services within the business scope of Eastern Air Finance Company.

Duration	from 1 January 2020 to 31 December 2022

Pricing basis

(a)   Deposits. The deposit interest rate shall be in line with the requirements by the PBOC with regard to that of similar deposits (which are published on the website of the PBOC) and be determined by the parties after arm’s length negotiations by market principles with reference to the quotation by financial institutions that are independent third parties. The deposit interest rate offered for the Company’s deposits offered by Eastern Air Finance Company to the Company shall not be lower than that available to the Company from major domestic commercial banks for deposits of same grade in same period;

(b)   Loan services. The interest rate for the loan shall be determined based on the Loan Prime Rate (LPR) which is released by the National Interbank Funding Center as the designated issuer with the authorization from the PBOC by the parties after arm’s length negotiations by market principles with reference to the quotation by financial institutions that are independent third parties. The interest rate of the loan granted to the Company by Eastern Air Finance Company shall not be higher than that is available to the Company from major domestic commercial banks for the same amount of loan for the same period; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(c)   Other financial services. Eastern Air Finance Company will charge service fees for other financial services, in compliance with the regulations on charging standards, which are publicly available information, formulated by the PBOC or China Banking and Insurance Regulatory Commission; in addition to the above- mentioned requirements, the amount of service fees charged by Eastern Air Finance Company to the Company for its provision of financial services shall not exceed the charging standard for the same services provided by major domestic commercial banks.

Payment terms	As the Financial Services Agreement is a master agreement in nature, its payment terms for the deposit interest, loan repayment and actual services involved are case specific. In accordance with the payment terms as specified in the underlying operative agreement, the deposit interest for time deposits will be settled on a quarterly basis in arrears and the deposit interest for demand deposits will be settled on a monthly basis in arrears.

We have reviewed the quotations of the term deposit interest rates obtained by the Company from 9 independent third party banks for similar term deposits for the two financial years ended 31 December 2018 and six months ended 30 June 2019 and the relevant rates set by the PBOC in the corresponding period, and noted that the term deposit rates provided by Eastern Air Finance Entities were no less favourable than those offered by the independent third party banks and above the relevant rates set by the PBOC in the corresponding period. Based on the above, we are of the view that deposits placed with Eastern Air Finance Entities in the past have been in compliance with the pricing basis under the Financial Services Agreement.

We have discussed with the management of the Group on the placing of deposits with and the obtaining the loan from Eastern Air Finance Entities and the rationale behind the two types of transactions that have been carried out by the Group from time to time. As advised by the management of the Group, the Group will monitor the deposit interest rates offered by the banks and Eastern Air Finance Entities from time to time and will place deposits for a longer term to lock in the interest income when the terms are considered favourable. Meanwhile, the Group will carry out short term loan to finance its business and operations as and when it is necessary. We have been provided with and reviewed the Group’s loan and deposit schedule with Eastern Air Finance Entities and noted that (i) the Group has been placing deposits therewith for terms of 2–3 years while the loans obtained therefrom for terms of 1 month to 1 year; and (ii) the interest rate of the 3-year term deposit is higher than those of the loans during the same period. As advised by the management of the Group, this has been the strategy adopted by the Group to capture the possible arbitrage opportunities and take advantage of the differences in interest rates. Based on the Group’s loan and deposit schedule as discussed above and the arbitrage strategy of the Group as advised by the management, the above arrangement, in our view, is fair and reasonable and in the interest of the Company and its shareholders as a whole.

We have obtained and reviewed the information on the payment terms of similar financial services agreements entered into between the Group and independent third parties in the past three years, and noted that the payment terms under the Financial Services Agreement are no less favorable to the Group than those offered by independent third parties.

Given that the term deposit interest rates and the payment terms under the Financial Services Agreement are no less favorable than those offered by independent third parties, we are of the view that the provision of deposit services under the Financial Services Agreement are on normal commercial terms and are fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.3	Annual cap

Set out below are the historical transaction figures for the transactions contemplated under the Existing Financial Services Agreement for the two years ended 31 December 2018 and the first six months in 2019, and the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 as extracted from the letter from the Board:

TABLE 1: HISTORICAL TRANSACTION FIGURES AND EXISTING/PROPOSED ANNUAL CAPS FOR FINANCIAL SERVICES AGREEMENT

	Year ended 31 December		Six months ended 30 June		Year ending 31 December
	2017	2018	2019		2020	2021	2022
Historical maximum daily outstanding balance of deposit (RMB million)	6,100.0	6,242.0	5,009.0		—	—	—
Existing/proposed annual caps (RMB million)	10,000.0	11,500.0	13,000.0	(Note)	12,000.0	13,000.0	14,000.0

Note:	The amount of RMB13,000 million represents the existing annual cap for the year ending 31 December 2019.

As set out in the above table, the proposed annual caps for the years ending 31 December 2020, 2021 and 2022 have been set at a level close to the historical annual cap for 2019. We have discussed with the management of the Group on the basis of the proposed annual caps and have been advised that the Company has been conducting fund raising exercises from time to time in order to enhance the core competence of Company’s major operations, for instance, expansion of its aircraft fleet and on-going aviation training for its staff and meet its financing needs. Despite the proceeds from the non-public issuance of A shares and issuance of corporate bond on the Shanghai Stock Exchange are not allowed to deposit with the Group’s account with Eastern Air Finance Company pursuant to the requirements imposed by the China Securities Regulatory Commission (“CSRC”), the Group had and will have other debt issues that would require deposit services from Eastern Air Finance Company. Set out below is major debt fund raising exercises conducted by the Company that could be placed in the account with Eastern Air Finance Entities and not subject to requirements imposed by the CSRC in the past three and a half year:

TABLE 2: ISSUANCE OF FIXED INCOME INSTRUMENTS IN THE PAST

Year	Fund raising exercise	Amount raised
2018	Issuance of super-short-term commercial papers	RMB31 billion
2018	Issuance of credit enhancement bonds	Yen50 billion
2017	Issuance of a guaranteed bond	SGD0.5 billion
2016	Issuance of medium-term notes	RMB8.5 billion
2016	Issuance of a bank guaranteed private equity bond and a premium private equity bond	WON175 billion

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As advised by the management of the Group, given that the Company expects to continue expanding its financing scale in the coming years by way of issuance of super-short term bonds, medium-term notes, foreign currency debt and other financing tools, the proceeds from the financial instruments will possibly be placed with Eastern Air Finance Company (subject to its terms to be offered to the Company) for a short period of time before the Group actually uses proceeds which, in turn, would trigger a short-term increase in the balance of deposits. Except for the above-mentioned, the historical transaction amounts for the deposit of the Company held with Eastern Air Finance Company are expected to be significantly lower than the proposed annual caps.

In addition, as advised by the management of the Group, the Group has strategically chosen cities with high-developed economy and keen outbound travelling demand as its core hubs such as Shanghai and Beijing, and will keep developing other regional hubs while it, at the same time, has continuously expanded its business through brand construction, ability enhancement and hub and network rationalization. As advised by the management of the Group, the Group managed to increase its market shares to 40.62% in Shanghai, 18.53% in Beijing, 37.75% in Kunming and 29.03% in Xi’an in first half of 2019. As stated in the Company’s annual report 2018, the Group’s revenue recorded RMB115.3 billion and net cash flows from operating activities for 31 December 2018, representing a year-on-year increase of 12.5% and 14.1% respectively. In the coming years, the Group will proactively participate in the Qingdao and Chengdu new airports construction projects to further cultivate its regional hubs to increase its market shares in key markets.

Having considered (i) the Group’s plan to enhance its financing scale in the coming years; (ii) the possible issuance of large-scale financing instruments as evidenced by the past issuances set out in Table 2 above which will trigger a short-term substantial cash inflow to the Group; and (iii) the increase in operating cash inflow as a result of the Group’s business expansion, we consider the basis for determining the proposed annual caps for deposit services under the Financial Services Agreement to be fair and reasonable.

4.	2020–2022 Aircraft Finance Lease Framework Agreement

4.1	Reasons and benefits

As set out in the letter from the Board, the Company has long been cooperating well with CES Leasing in aircraft finance leasing business. This continuing connected transaction is beneficial for optimizing the management of the Group’s corporate assets, reducing its capital pressure and satisfying its need in operation. Upon reviewing and evaluating the financial proposals submitted by independent commercial banks and the Designated Financial Institutions, whether the Company may finally mandate CES Leasing for the finance lease of the leased aircraft depends on (i) the stability of CES Leasing’s operation and its qualification and ability in engaging in large-scale aircraft finance lease transactions; (ii) through requests for proposals or other bidding processes, the evaluated advantages of CES Leasing’s finance proposal (including the arrangement fee) over other finance proposals; and (iii) the capability of CES Leasing to issue VAT invoices for the interest portion of finance lease, which enables the Company to deduct VAT, and offer arrangement fee lower than the deductible VAT in respect of the interest payments, which helps the Company reduce financing costs.

As advised by the management of the Group, the Group has explored alternative financing options for the introduction of aircraft including direct purchase, equity and debt financing or making a direct borrowing arrangement with some commercial banks. The entering into of the 2020–2022 Aircraft Finance Lease Framework Agreement has advantages over other financing alternatives due to tax saving.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Under the Existing Aircraft Finance Lease Framework Agreement, the Company saved financing costs of RMB140.81 million in 2017 and RMB79.72 million in 2018 after deducting the arrangement fee payable to CES Leasing when compared to adopting secured loans arrangements with equivalent interest rates. As compared to secured loans with equivalent interest rates, CES Leasing could issue VAT invoice with a tax rate of 13% with respect to the interest element of the finance lease for the purpose of offsetting VAT by the Company. The financing cost saved through finance lease arrangement was calculated based on the amount offset from interest (tax inclusive) as per VAT invoices. The management of the Group further estimates that the savable financing costs for the Group compared to adopting secured loans arrangements with equivalent interest rates are expected to be USD90.5 million, USD135.81 million and USD137.23 million for each of the three financial years ending 31 December 2022.

Also as set out in the letter from the Board, CES Leasing intends to incorporate wholly-owned subsidiaries in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of acting as the Lessor(s) in the Proposed Finance Lease. The Lessor(s), acting as the borrower(s), will sign loan agreement(s) with the Designated Financial Institutions, acting as the lender(s), in respect of each of the leased aircraft. Such arrangement can facilitate CES Leasing to issue VAT invoices for the interest portion of finance lease, which enables the Company to deduct VAT.

We are further advised by the management of the Group that it is a common practice for air operators to enter into finance leases with financial institutions for introduction of new aircraft. We have reviewed the annual reports, announcements and circulars published by Hong Kong listed air operators and noted that Air China Limited (stock code: 753.HK) and China Southern Airlines Company Limited (stock code: 1055.HK) have also entered into similar aircraft finance leases with their connected persons.

Given that (i) the Group will only mandate CES Leasing for the finance lease of the leased aircraft when CES Leasing fulfil the requirements as mentioned above; (ii) the financial benefits including tax saving have been and will continue to be brought to the Group under the 2020–2022 Aircraft Finance Lease Framework Agreement in the coming years; and (iii) finance lease for newly introduced aircraft is a common way of financing for air operators in the aviation industry, we consider that the entering into of the 2020–2022 Aircraft Finance Lease Framework Agreement is in line with the market practice and is in the interests of the Company and Shareholders as a whole.

4.2     Principal terms

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Aircraft Finance Lease Framework Agreement with CES Leasing, a summary of terms of which as extracted from the letter from the Board is as follows:

Date	:	30 August 2019

Lessor(s)	:	wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the Proposed Finance Lease

Lessee	:	the Company and its subsidiaries

Financier	:	the Designated Financial Institutions, being independent third parties

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Aircraft under the Proposed Finance Lease	:	The leased aircraft under the Proposed Finance Lease forms part of the Company’s aircraft introduction plan for the years 2020 to 2022 which will be disclosed annually and subject to adjustment from time to time.

Effective term	:	from 1 January 2020 to 31 December 2022

Aggregate principal amount of the finance leases	:	not more than 100% of the consideration for the purchase of the leased aircraft

Rental fee/Interest rate	:	Under the Proposed Finance Lease, the applicable interest rate, together with the arrangement fee, will be determined through requests for proposals issued by the Company or other bidding processes (which will comprise of at least two other proposals from unrelated third parties), which will be negotiated and determined between the Company, CES Leasing and the Designated Financial Institutions.

The rental fee is the repayment of the principal amount for the leased aircraft and the interest under the Proposed Finance Lease.

The rental fee, of which the principal portion is measured according to the equal-principal or average-capital-plus interests standard, is payable quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the leased aircraft and concluding on the date of the last payment for such leased aircraft, subject to the terms and conditions of each individual Aircraft Finance Lease Agreement.

Bank Loans	:	Under the Proposed Finance Lease, the Designated Financial Institutions will provide Bank Loans to the Lessor(s), the principal amount of which will be equivalent to the principal amount of each individual Aircraft Finance Lease Agreement.

The principal amount, interest rate and amounts, and loan term under the Bank Loans will be respectively identical to the principal amount, interest rate and amounts, and lease term under the Proposed Finance Lease.

The material rights and obligations (including the right to obtain delivery of aircraft, the obligation to pay consideration, etc.) of the Company as a purchaser under the relevant aircraft sale and purchase agreement(s) will be transferred to the Lessor(s), and the leased aircraft will be mortgaged to the Designated Financial Institutions as security for the Bank Loans according to the loan agreements to be entered into between the Lessor(s) and the Designated Financial Institutions in due course.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Arrangement fee	:	The respective arrangement fee for each of the leased aircraft shall be paid by the Company in one lump sum prior to the commencement of the respective Delivery Date.

As advised by the management of the Group, the arrangement fee for each of the leased aircraft is determined based on the total amount of the arrangement fee for the previous aircraft finance lease transactions divided by the total principal amount in the past three years and multiplied by the principal amount of each individual Aircraft Finance Lease Agreement.

Buy-back	:	Upon the expiry of the lease term of each of the leased aircraft, the Company is entitled to purchase each relevant aircraft back from the Lessor(s) at a nominal purchase price of RMB100 per aircraft.

Effectiveness and conditions	:	The 2020–2022 Aircraft Finance Lease Framework Agreement is effective upon execution by the parties and approval of the 2020–2022 Aircraft Finance Lease Framework Agreement and the transactions contemplated thereunder by the Independent Shareholders at the EGM.

Payment terms	:	The financing amount is agreed by parties. In respect of the Existing Aircraft, the financing amount will be paid directly to the Company. In respect of the Additional Aircraft, the financing amount will be paid directly to manufacturers of the Additional Aircraft by the financier on the Delivery Date of the Additional Aircraft. The actual financing amount of each aircraft will be adjusted and determined based on the actual delivery price of the aircraft.

The rental fee, of which the principal portion is measured according to the equal-principal, average-capital-plus interests standard or other principles agreed by parties, is payable quarterly or semi-annually in arrears, commencing from the Delivery Date. CES Leasing will issue VAT special invoices to the lessee according to the relevant national laws and regulations.

The rental fee and other expenses will be paid by the Company to the designed bank account of CES Leasing on the respective rent payment dates and the payment date of other expenses (if it is different from the rent payment date) under the lease agreements.

The lease period of the aircraft will be agreed upon entering into the Aircraft Finance Lease Agreements. Based on previous similar transactions, it is expected that the lease period of the aircraft under the 2020–2022 Aircraft Finance Lease Framework Agreement would be around 10 years.

Pursuant to the 2020–2022 Aircraft Finance Lease Framework Agreement, the total fee consisting of interest rate and the arrangement fee will be determined through requests for proposals issued by the Company or other bidding processes (which will comprise of at least two other proposals from independent third parties), which will be negotiated and determined between the Company, CES Leasing the Designated Financial Institutions. We have reviewed the announcements and circulars published by other Hong Kong listed air operators regarding the aircraft finance lease entered into with their connected persons, and noted that Air China Limited (stock code: 753.HK) and China Southern Airlines Company Limited (stock code: 1055.HK) also adopt similar procedures in selecting the parties for providing the aircraft finance lease service.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As advised by the management of the Group, upon reviewing and evaluating the financial proposals submitted by the bidders including CES Leasing and independent commercial banks and the Designated Financial Institutions, whether the service providers would be selected for the finance lease of the leased aircraft depends on, amongst others, its quotations for the arrangement fee and the capability to issue VAT invoices for the interest portion of finance lease. CES Leasing would only be selected if its proposal is the most favourable one out of all the submitted proposals. And we are further advised by the management of the Group that the interest rate under the 2020–2022 Aircraft Finance Lease Framework Agreement would be determined with reference to benchmark lending rate for above 5 years issued by the PBOC with appropriate adjustments accommodating market fluctuation. We have reviewed circulars published by other Hong Kong listed air operators, and noted that China Southern Airlines Company Limited (stock code: 1055.HK) and Air China Limited (stock code: 753.HK) have also adopted the above 5-year benchmark lending rate issued by the PBOC to arrive at their proposed caps.

As advised by the management of the Group, the arrangement fee under the 2020–2022 Aircraft Finance Lease Framework Agreement is based on the total arrangement fee of all the aircraft finance leases entered into by the Group divided by the total principal amount in the past three years and then multiplied by the principal amount of each individual Aircraft Finance Lease Agreement. We have obtained the information on the arrangement fee range of the aircraft finance leases entered into by the Group in the past three years and also reviewed the circulars published by other Hong Kong listed air operators, and noted that the arrangement fee range of the aircraft finance leases entered into by the Group in the past three years being 0.8% to 1.0% falls within the arrangement fee range of other Hong Kong listed air operators (Air China Limited (stock code: 753.HK): 0.5% and China Southern Airlines Company Limited (stock code: 1055.HK): no more than 1.0%).

Furthermore, as advised by the management of the Group, the nominal buy-back fee to be paid by the Group under the 2020–2022 Aircraft Finance Lease Framework Agreement is expected to be RMB100 per aircraft. We have reviewed circulars published by other Hong Kong listed air operators, and noted that the nominal buy-back fee to be paid by the Group under the 2020–2022 Aircraft Finance Lease Framework Agreement falls within the nominal buy-back fee range of other Hong Kong listed air operators (Air China Limited (stock code: 753.HK): nil to RMB10; China Southern Airlines Company Limited (stock code: 1055.HK): RMB10,000).

We have obtained and reviewed information on the payment terms of aircraft finance leases entered into between the Group and independent third parties, and noted that the payment terms under the previous aircraft finance lease agreements entered into with CES Leasing are similar to those offered by independent third parties.

Given that (i) it is a common practice to adopt requests for proposals or other bidding processes to select the parties to provide the aircraft finance lease services; (ii) CES Leasing would only be selected if its proposal is, from the Group’s perspective, the most favourable one out of all the submitted proposals; (iii) it is not uncommon for air operators to adopt benchmark lending rate for above 5 years issued by PBOC for aircraft finance lease; (iv) the arrangement fee under the 2020–2022 Aircraft Finance Lease Framework Agreement is expected to fall within the arrangement fee range of other Hong Kong listed air operators; (v) the nominal buy-back fee under the 2020–2022 Aircraft Finance Lease Framework Agreement in expected to fall within the nominal buy-back fee range of other Hong Kong listed air operators; and (vi) the payment terms under the previous aircraft finance lease agreement entered into with CES Leasing are similar to those offered by independent third parties, we are of the view that the terms of the 2020–2022 Aircraft Finance Lease Framework Agreement are on normal commercial terms and fair and reasonable as far as the Company and Shareholders are concerned.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.3     Annual caps

Set out below are the historical transaction figures for the transactions contemplated under the Existing Aircraft Finance Lease Framework Agreement for the two years ended 31 December 2018 and the first six months in 2019 and the projected total rental fees (including principal, interest and arrangement fee) for the three years ending 31 December 2020, 2021 and 2022 for the transactions to be contemplated under the 2020–2022 Aircraft Finance Lease Framework Agreement as extracted from the letter from the Board:

TABLE 3: HISTORICAL TRANSACTION FIGURES AND EXISTING CAPS/PROJECTED TOTAL RENTAL FEES THE AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

					Six months
	Year ended				ended		Year ending
	31 December				30 June		31 December
	2017		2018		2019		2020	2021	2022
Historical/projected total rental fees (including principal, interest and arrangement fee) (RMB million)	1,996.5		6,141.8		7,813.6		24,924.9	37,401.7	37,794.9
Existing annual caps (including principal, interest and arrangement fee) (RMB million)	17,267.3	(Note)	17,267.3	(Note)	18,704.4	(Note)	n.a.	n.a.	n.a.

Note:

As stated in the circular of the Company dated 20 May 2016 relating to the Existing Aircraft Finance Lease Framework Agreement, the annual caps were USD2,415 and USD2,415 million and USD2,616 million for the years ended/ending 31 December 2017, 2018 and 2019 respectively. For illustration purposes only, the exchange rate of USD1 = RMB7.15 has been adopted for translating USD into RMB in the above table.

As set out in the letter from the Board, the total fee payable by the Company under the Proposed Finance Lease is the sum of the rental fee, the arrangement fee and the buy-back fee. To assess the fairness and reasonableness of the projected total rental fees for the 2020–2022 Aircraft Finance Lease Framework Agreement, we have obtained and reviewed the Company’s aircraft introduction plan for years 2020 to 2022 and the computation of the estimated rental fee (including the principal, interests and arrangement fee) payable by the Company for the years 2020 to 2022 and noted that the estimated total rental fees (including principal and interest and arrangement fees) under the Proposed Finance Lease have been projected based on the aircraft introduction plan for the years ending 31 December 2020, 2021 and 2022 without taking into account the buy-back fee as it is only a nominal value as advised by the management of the Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

It is noted that the number of aircraft to be introduced as planned by the Group for 2020–2022 and the finance lease price of the aircraft under the same model of same age in the national market have been used in arriving at estimated total rental fees for the next three years ending 31 December 2022. The benchmark lending rate for more than 5 years as announced by PBOC has been used in the projection, which has also been adopted by other Hong Kong listed air operators (Air China Limited (753.HK) and China Southern Airlines Company Limited (1055.HK)) for aircraft finance leases. The estimated period of the finance lease is consistent with the Company’s fleet age. Arrangement fee rate provided in the projection is within the range of those of similar transactions conducted by other Hong Kong listed air operators. A buffer has been applied to the projected total rental fee for each of the three years ending 31 December 2022 to provide operational flexibility and accommodate possible fluctuation in foreign exchange rates. As stated in the letter from the Board, the maximum amount of aircraft finance lease transactions between the Company and CES Leasing from 2020 to 2022 shall not exceed half of the aggregate amount of the aircraft scheduled to be introduced in each year and thus 50% has been applied in the estimated total rental fees (including principal and interest and arrangement fees).

As set out in the letter from the Board, the proposed annual caps for the Proposed Finance Lease under the 2020–2022 Aircraft Finance Lease Framework Agreement are set out below:

	Year ending 31 December
	2020	2021	2022
Proposed annual cap (RMB million)	13,802	20,712	20,928

As advised by the management of the Group, pursuant to IFRS 16, the Proposed Finance Lease by the Company as lessee will be recognised as right-of-use assets. The proposed annual caps are derived based on the total value of right-of-use assets relating to the Proposed Finance Lease. We have reviewed the computation of the total value of right-of-use assets relating to the Proposed Finance Lease, which are calculated during the future years by discounting the estimated principal and arrangement fee for newly added aircraft in each year as discussed above by a discount rate of 4.4969% which is equivalent to the Company’s incremental borrowing rate (i.e., ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.). As advised by the management of the Group, the existing finance lease assets of the Group is also derived based on such incremental borrowing rate.

Having considered that the computation of the estimated total rental fees (including the principals, interests and arrangement fees) for 2020–2022 is based on (a) the Company’s aircraft introduction plan for the years 2020–2022; (b) the finance lease price of the aircraft under the same model of same age in the national market; (c) the interest rate based on the more than 5-year LPR published by the PBOC; (d) the estimated finance lease period which matches the Company’s fleet age; (e) the arrangement fee rate which is within the range of the finance leases of other Hong Kong listed air operators; and (f) a buffer to provide operational flexibility and accommodate possible fluctuation in foreign exchange rates; and estimated principals and arrangement fee for 2020–2022 have been used to arrive at the total value of right-of-use assets relating to the Proposed Finance Lease under IFRS 16 as the annual caps, we are of the view that the proposed annual caps for the years 2020–2022 are fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5	2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement

5.1     Reasons and benefits

As set out in the letter from the Board, the Company has long been cooperating well with CES Leasing in aircraft operating leasing business. The average bidding prices (i.e. monthly rental) of those aircraft offered by CES Leasing were lower than that of other bidding companies which have helped the Company save considerable costs during the years from 2017 to 2019. Pursuant to the Aircraft Operating Lease Agreement dated 10 August 2017, the Company introduced 5 aircraft in total from CES Leasing by way of operating lease. The average bidding price (i.e., monthly rental) of those aircraft was approximately RMB875,000 lower than that of other bidding companies, saving approximately RMB126 million of total rental for 144 months. In 2018, the Company introduced 5 aircraft in total from CES Leasing by way of operating lease. The average bidding price (i.e., monthly rental) of those aircraft was approximately RMB656,000 lower than that of other bidding companies, saving approximately RMB95 million of total rental for 144 months. In 2019, the Company introduced 4 narrow body aircraft in total from CES Leasing by way of operating lease. The average bidding price (i.e., monthly rental) of those aircraft was approximately RMB175,000 lower than that of other bidding companies, saving approximately RMB25.2 million of total rental for 144 months.

Also as set out in the letter from the Board, CES Leasing, as a subsidiary of CEA Holding, possesses the professional qualification and capacity of operating aircraft and aircraft engines leasing business with strong capital strength and stable operation. Moreover, the Company will select CES Leasing as its operating leasing services supplier only if CES Leasing can provide more competitive terms in rental level and surrendering lease than other bidding companies. As such, the aircraft operating leasing connected transaction proposed to be carried out by the Company and CES Leasing is beneficial for optimizing the management of the Group’s corporate assets, reducing its capital pressure and lower the risks associated with the residual value of our aircraft in the future.

As advised by the management of the Group, the suppliers for provision of aircraft and engine operating leasing arrangement are selected through requests for proposals or other bidding processes and the criteria for the Company to select its suppliers includes: (i) stability of operation and capability and capacity to enter into aircraft and engine operating leasing transactions; (ii) whether the aircraft and engine operating leasing plans proposed by the suppliers are better than the operating lease plans proposed by others. CES Leasing would only be selected if its proposal is the most favourable one out of all the submitted proposals. However, the maximum total rental of the aircraft and engine operating leasing transactions between the Company and CES Leasing from 2020 to 2022 shall not exceed half of the aggregate amount of the total rental of the aircraft scheduled to be introduced by way of operating leasing arrangement in each year.

As advised by the management of the Group, it is a common practice for air operators to enter into operating aircraft lease to introduce new aircraft. We have reviewed the annual reports, announcements and circulars published by Hong Kong listed air operators and noted that Air China Limited (stock code: 753.HK), Cathay Pacific Airways Limited (stock code: 293.HK) and China Southern Airlines Company Limited (stock code: 1055.HK) have also had quite number of aircraft held under operating lease.

Given that (i) the Group will only select CES Leasing for provision of aircraft and engine operating leasing arrangement when CES Leasing can fulfil certain criteria; (ii) benefit of considerable cost saving has been brought under the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and will be brought in the coming years; and (iii) aircraft operating lease is a common practice for newly introduced aircraft in the aviation industry, we concur with the Directors that the entering into of the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement is in the ordinary course of business of the Group and is in the interests of the Company and Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.2     Principal terms

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement with CES Leasing, a summary of terms of which as extracted from the letter from the Board is as follows:

Date:	30 August 2019

Parties:	(1) CES Leasing; and
(2) the Company

Subjects to be leased:	(1) The aircraft which comprises of (i) B737 series new Boeing Aircraft; (ii) A320 series new Airbus Aircraft; and
(2) the aircraft engines

Term of lease:	Upon successful bidding of the tender of the aircraft and/or aircraft engines during the period between 1 January 2020 and 31 December 2022 by CES Leasing Group, the term of each of the Lease Agreement shall be not more than 180 months for each leasing of the aircraft and aircraft engines by CES Leasing Group (as the lessor(s)) to the Group (as the lessee(s)).

Rental and other lease- related payments:	The rental for the aircraft and aircraft engines (i) were determined after arm’s length negotiation between the parties and on normal commercial terms; and (ii) are comparable to the prevailing market rate for aircraft lease transactions of comparable nature. The annual rental payable under the operating leases with CES Leasing (i.e., the sum of existing rentals for the aircraft introduced in previous years and new rentals for the aircraft and aircraft engines introduced during the year) shall not exceed 30% of the total annual rental payable under the operating leases with CES Leasing and independent third parties. The monthly rental payable for each aircraft and aircraft engine shall not exceed 0.8% of each of their respective purchase price.

The rental is payable by the Group quarterly or semi-annually in arrears.

Pursuant to the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement, the rental for leasing of the aircraft and aircraft engines is determined (i) after inviting bidding offers by way of public tender; and (ii) is comparable to the prevailing market rate for aircraft lease transactions of comparable nature. We have reviewed the announcements and circulars published by other Hong Kong listed air operators regarding the aircraft and aircraft engines lease entered into with their connected persons, and noted that China Southern Airlines Company Limited (stock code: 1055.HK) also adopts the requests for proposals or other bidding processes in selecting the parties for providing the aircraft and aircraft engines operating lease service.

We have obtained and reviewed information on the payment terms of aircraft and aircraft engine operating leases entered into between the Group and independent third parties, and noted that the payment terms under the previous aircraft and aircraft engines operating lease agreement entered into with CES Leasing are similar to those offered by independent third parties.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Given that (i) it is not uncommon to adopt bidding processes to select the parties to provide the aircraft and aircraft engines operating lease services; (ii) CES Leasing would only be selected if terms of its proposal are more competitive than those submitted by independent third parties; and (iii) the payment terms under the previous aircraft and aircraft engines operating lease agreement entered into with CES Leasing are similar to those offered by independent third parties, we are of the view that the terms of the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement are on normal commercial terms and fair and reasonable as far as the Company and Shareholders are concerned.

5.3     Annual caps

Set out below are the historical transaction figures for the transactions contemplated under the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement for the two years ended 31 December 2018 and the first six months in 2019 and the estimated annual rental and total rental for the three years ending 31 December 2020, 2021 and 2022 for the transactions to be contemplated under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement as extracted from the letter from the Board:

TABLE 4: HISTORICAL TRANSACTION FIGURES AND EXISTING ANNUAL CAPS AND PROJECTED ANNUAL RENTAL AND TOTAL RENTAL FOR 2020–2022 AIRCRAFT AND AIRCRAFT ENGINES OPERATING LEASE FRAMEWORK AGREEMENT

			Six months
	Year ended		ended		Year ending
	31 December		30 June		31 December
	2017	2018	2019	2020	2021	2022
Historical/projected annual rental figures (RMB million)	nil	94.1	19.6	581.0	963.0	1,355.0
Existing annual rental annual caps (RMB million)	nil	700.0	1,400.0	n.a.	n.a.	n.a.
Historical/projected total rental figures (RMB million)	nil	2,874.0	718.7	2,450.0	4,586.0	4,705.0
Existing total rental caps (RMB million)	nil	8,000.0	8,000.0	n.a.	n.a.	n.a.

As set out in the letter from the Board, the annual rental refers to the rental actually payable by the Company to CES Leasing each year, including the 12-month rental for existing aircraft and new aircraft in that year. The total rental refers to the total rental for new aircraft with a full lease term of 144 months or 180 months leased by the Company from CES Leasing by way of operating lease each year.

The proposed maximum annual rental payable to CES Leasing and total rental payable by the Company for the next three years are estimated with reference to the operating leasing price of the aircraft under same model of same age or engines of the same model in the national market, and the monthly rental payable for each aircraft and aircraft engine shall not exceed 0.8% of each of their respective purchase price. The annual rental payable (i.e. the sum of existing rentals for the aircraft introduced in previous years and new rentals for the aircraft and aircraft engines introduced during the year) under the operating leases with CES Leasing shall not exceed 30% of the total annual rental payable under the operating leases with CES Leasing and independent third parties (the “30% Requirement”). The total rental (i.e. rentals payable for the new aircraft and aircraft engines introduced during the year) under the operating lease with CES Leasing does not exceed half of the total rental under operating leases with both CES Leasing and independent third parties in each year (the “50% Requirement”). The actual amounts pursuant to 30% Requirement and 50% Requirement and the actual amount incurred with CES Leasing will be submitted to the audit and risk management committee of Board for review on a quarterly basis to ensure the fulfillment of the above two requirements.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

To assess the fairness and reasonableness of the projected annual rental and total rental for the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement, we have obtained and reviewed the Company’s aircraft introduction plan and the computation of the estimated rental fee (including the annual rental and total rental) payable by the Company for the years 2020 to 2022 and noted that the estimated annual rental and total rental have been projected for the years ending 31 December 2020, 2021 and 2022 based on the Company’s aircraft introduction plan, which are below the 30% Requirement and the 50% Requirement as discussed above. In addition, the operating leasing price of the aircraft under the same model of same age in the national market and the monthly rental payable for each aircraft and aircraft engine shall not exceed 0.8% of each of their respective purchase price, which, as advised by management of the Group, is the prevailing operating lease monthly rental rate in the aviation industry. As advised by the management of the Group, the lease term for the specific type of aircraft to be introduced under the operating lease for the next three years is estimated to be 12 years.

As set out in the letter from the Board, the proposed annual caps for the operating leases under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement are set out below:

	Year ending 31 December
	2020	2021	2022
Proposed annual cap (RMB million)	2,187	4,016	3,548

As advised by the management of the Group, pursuant to IFRS 16, the aircraft engines operating lease by the Company as lessee will be recognised as right-of-use assets. The proposed annual caps are derived based on the total value of right-of-use assets relating to the aircraft and aircraft engines operating lease. We have reviewed the computation of the total value of right-of-use assets relating to the aircraft and aircraft engines operating lease, which are calculated during the future years by discounting the estimated total rental fee for newly added aircraft in each year discussed above by a discount rate of 4.4969% which is equivalent to the Company’s incremental borrowing rate (i.e., ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.). As advised by the management of the Group, the existing operating lease assets of the Group is also derived based on such incremental borrowing rate.

Having considered that the computation of the estimated annual rental and total rental for 2020–2022 is based on (a) the Company’s aircraft introduction plan for the years 2020–2022; (b) the operating lease price of the aircraft under the same model of same age in the national market; (c) the estimated average 12-year operating lease period and (d) the annual rental payable of the aircraft and aircraft engines introduced and to be introduced under operating lease from CES Leasing does not exceed the 30% Requirement and the estimated total rental of the aircraft and aircraft engines under the operating lease introduced during the year with CES Leasing does not exceed the 50% Requirement; and such estimated annual rental and total rental for 2020–2022 have been used to arrive at the total value of right-of-use assets relating to the aircraft and aircraft engines operating lease under IFRS 16 as the annual caps, we are of the view that the proposed annual caps for the years 2020–2022 are fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

6.	Bellyhold Space Agreements

6.1     Reasons and benefits

On 1 March 2018, the Company entered into the Bellyhold Space Agreements with a term from 1 April 2018 to 31 December 2032 with China Cargo Airlines, pursuant to which China Cargo Airlines as a contractor agreed to operate the Bellyhold Space Business and pay contractual fee to the Company, and the Company agreed to reimburse the operation cost of the Bellyhold Space Business to China Cargo Airlines. Details of background and history of the Bellyhold Space Agreements (i.e. the Contractual Operation Agreement and the Operation Cost Agreement) are set out in the Company’s announcement dated 1 March 2018 and circular dated 13 March 2018.

The Bellyhold Space Agreements with a term from 1 April 2018 to 31 December 2032 and the transactions contemplated thereunder as well as the annual caps for the period from 1 April 2018 to 31 December 2018 and the year ending 31 December 2019 were approved at the extraordinary general meeting of the Company convened on 29 March 2018. Since the existing annual caps will expire on 31 December 2019, the Company proposes to set the annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022.

6.2     Annual caps

Set out below are the historical transaction figures for the transactions contemplated under the Bellyhold Space Agreements for the year ended 31 December 2018 and the first six months in 2019 and the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 for the transactions to be contemplated under Bellyhold Space Agreement as extracted from the letter from the Board:

TABLE 5: HISTORICAL TRANSACTION FIGURES AND EXISTING/PROPOSED ANNUAL CAPS FOR BELLYHOLD SPACE AGREEMENTS

	Year ended		Six months
	31 December		ended 30 June	Year ending 31 December
	2018		2019	2020	2021	2022
Historical transaction figures (RMB million) — Contractual Operation Agreement	2,795.3	(Note)	1,741.3	—	—	—
Existing/proposed annual caps (RMB million)	3,000		4,000	4,500	5,000	5,500
Historical transaction figures (RMB million) — Operation Cost Agreement	245.9	(Note)	139.3	—	—	—
Existing/proposed annual caps (RMB million)	265		353	400	450	500

Note:	They refer to Bench Mark Price (Without Tax) for the period from April to December 2018 and the Operation Cost for period from April to December 2018.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As advised by the management of the Group, the annual caps for contractual fee payable by China Cargo Airlines to the Company for the three years ending 31 December 2020, 2021 and 2022 under the Contractual Operation Agreement are determined based on (i) the Bench Mark Price (Without Tax) of approximately RMB2,795 million for the period from April to December of 2018 as evaluated by an independent valuer; and (ii) the revenue of the Bellyhold Space Business is expected to grow at an annual rate of approximately 10% in view of the possible increase in transport capacity of Bellyhold Space Business of the Group; and (iii) the prospects of the air freight market in the next three years.

We have obtained the historical revenue derived from Bellyhold Space Business of the Group during the years from 2014 to 2018 which are set out as follows:

	For the year ended 31 December
	2014	2015	2016	2017	2018
Revenue derived from Bellyhold Space Business of the Group (RMB million)	1,810.5	1,982.8	2,234.1	2,693.6	3,041.2

It is noted that the annual growth rates for the years from 2014 to 2018 range from 9.5% to 20.5%, with a compound annual growth rate of approximately 13.8%. It would be prudent to use a growth rate of 10% to project the contractual fee receivable by the Company under the Contractual Operation Agreement.

The annualized transaction figures paid by China Cargo Airlines to the Company under Contractual Operation Agreement would be RMB3,727.1 million and RMB3,482.6 million for 2018 and 2019 respectively. It is considered appropriate to use the annualized figure for 2018 which is based on 9-month actual figures. Based on the annualized figure for 2018 multiplied by an annual growth rate of 10%, the projected contractual fee for 2020 would be about RMB4,500 million. The annual caps for 2021 and 2022 have been projected based on the annual cap for 2020 multiplied by an annual growth rate of 10%.

The Company has engaged Beijing Pan-China Assets Appraisal Co. Ltd (the “Valuer”), a qualified asset evaluation firm to evaluate the Bench Mark Price (Without Tax) for the annual revenue to be generated during next financial year and file such evaluation results with the relevant supervision authority of the state-owned assets. The Valuer has completed the evaluation work for April to December of 2018 and is in the progress of preparing the evaluation results for the financial year ending 31 December 2019.

To assess the independence and competency of the Valuer, we have obtained the engagement letter signed between the Company and the Valuer and the credentials of the Valuer, and noted that (i) the scope of work stated in the engagement letter signed between the Company and the Valuer is appropriate for conducting the valuation for Bellyhold Space Business and there were no limitation on the scope of work which might adversely impact on the degree of assurance given by the valuation reports; and (ii) the Valuer is a valuation firm recognised and supervised by the Ministry of Finance and China Securities Regulatory Commission of the PRC and the two managers who are responsible for signing the valuation reports, are certified appraisers of China Appraisal Society both with over 10-year experience in valuation. The Valuer also confirmed in our interview that, apart from the normal professional fees payable to it in connection with this and similar valuation work, no arrangement exists whereby it will receive any fees or benefits from the Company, China Cargo Airlines or their respective substantial shareholders or associates.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have obtained and reviewed the valuation report for April to December 2018 and draft valuation report for the financial year ending 31 December 2019, and noted that the valuation methodology and valuation assumptions applied in the two valuation reports are basically the same. In respect of the preparation of the valuation report for 2018, we noted that the Valuer has, among other things, (i) collected historical revenue and operational data of the Bellyhold Space Business of the Group starting from 2014; (ii) adopted the time series methodology to analyse data and categorised it into normal routes, newly added routes and cancelled routes; (iii) reviewed business plan provided by the Group; (iv) built the Bench Mark Price (Without Tax) forecast model based on the analysis results and the business plan provided by the Group; and (v) conducted site visits on the Bellyhold Space Business.

We interviewed the Valuer and understood from the Valuer that (i) compared with other valuation methodologies (e.g. descriptive statistics, hypothesis test, correlation analysis, regression analysis, etc.), time series methodology is chosen as the valuation methodology suitable for evaluating the Bellyhold Space Business as the historical data of the Bellyhold Space Business is readily available and exhibits relatively explicit and stable trend and regularity; (ii) the whole valuation work has been/will be conducted in compliance with relevant PRC regulatory requirements; and (iii) the finalised valuation report has been/will be filed with the relevant supervision authority of the state- owned assets. The Valuer further confirmed with us that the methodology and assumptions employed in the Valuation Report are similar to those that the Valuer employed for other Bellyhold Space Business valuation work. In view of the above and on the basis that nothing has come to our attention that will cause us to doubt the reasonableness of the valuation report in relation to the Bellyhold Space Business including the methodology and assumptions applied in the valuation report, we therefore considered that methodology and assumptions adopted in the valuation reports are in line with the market practice.

As set out in the letter from the Board, the annual caps for the Operational Cost payable by the Company to China Cargo Airlines for the three years ending 31 December 2020, 2021 and 2022 under the Operation Cost Agreement are determined based on (i) the Operation Cost for the period from April to December of 2018 amounting to approximately RMB245,885,000 as calculated by Ernst & Young; and (ii) the growth rate in the Operation Cost payable by the Company to China Cargo Airlines will be roughly the same as that in the contractual fee payable by China Cargo Airlines to the Company.

The annualized Operation Cost paid by the Company to China Cargo Airlines under the Operation Cost Agreement would be RMB327.9 million and RMB278.6 million for 2018 and 2019 respectively. It is considered appropriate to use the annualized figure for 2018 which is based on 9-month actual figures. Based on the annualized figure for 2018 multiplied by an annual growth rate of 10%, the projected contractual fee for 2020 would be about RMB400 million. The annual caps for 2021 and 2022 have been projected based on the annual cap for 2020 multiplied by an annual growth rate of 10%.

Given that the annual caps for both contractual fee receivable and Operation Cost payable by the Company for 2020–2022 are based on (i) the respective historical transaction amounts for the 9 months ended 31 December 2018; and (ii) multiplied by a prudent annual growth of 10% which is within the range of annual growth rates of the revenue derived from Bellyhold Space Business during 2014–2018, we are of the view that the proposed annual caps for the next three years is fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

7.	Internal Control

7.1     Provision of deposit services under the Financial Services Framework Agreement

The Group’s finance department would check and compare the deposit interest rates offered by Eastern Air Finance Entities with those offered by independent third party banks and relevant rates set by the PBOC. Our work done to review internal control on the deposit interest rates implemented by the finance department, is set out in the sub-section headed “3.2 Principal terms” in this letter.

To further safeguard the Group’s fund security, the Company’s finance department shall obtain and review the latest audited annual report of Eastern Air Finance Company to assess the risk before the deposits are actually made by the Company. During the period the deposits are placed with the Eastern Air Finance Entities, the Company’s finance department shall have access to and review the financial reports of Eastern Air Finance Company regularly to assess the risk of the Group’s deposits in the Eastern Air Finance Entities. In addition, Eastern Air Finance Company will inform the Company’s finance department the balance of the Group’s deposits in the Eastern Air Finance Entities and the balance of loans provided by the Eastern Air Finance Entities to the Group on a monthly basis. The finance department of the Company will designate a person who is specifically responsible to monitor the relevant rates set by the PBOC for similar deposits services and the policy promulgated by the PBOC to ensure that each transaction is conducted in accordance with the pricing policy under the Financial Services Agreement. We have reviewed the financial reports of Eastern Air Finance Entities as provided to the Company for the two financial years ended 31 December 2018 audited by a certified accounting firm and unaudited financial report for the six months ended 30 June 2019, and noted that the certified accounting firm has not expressed any going concern for the two financial years ended 31 December 2018 and nothing material has been brought to the attention of the finance department of the Company for the unaudited financial report for the six months as advised by the management of the Group.

In respect of the pricing policies relating the outstanding deposit and loan balances as set out in the Existing Financial Services Agreement, it requires that the “maximum deposits balance” (the upper threshold limit in respect of the Group’s deposits in the Eastern Air Finance Entities for each financial year) should not exceed the “maximum outstanding loans balance” (the upper threshold limit in respect of the loan services received by the Group for each financial year). As advised by the management of the Group that, in practice, the actual outstanding balance of the Group’s deposits put with the Eastern Air Finance Entities may exceed the actual outstanding loan balance provided by the Eastern Air Finance Entities due to the sudden increase in cash available resulting from the use of financing instruments and thus the requirements regarding the upper limits on the maximum balance of deposits and average daily balance of deposits have been removed from the Financial Services Agreement to allow for more flexibility.

Given that (i) the designated finance department staff of the Company has closely monitored the transactions contemplated under the Existing Financial Services Agreement by comparing the deposit interest rates offered by Eastern Air Finance Entities with that of independent third party banks and that set by the PBOC and regularly reviewing the financial reports of Eastern Air Finance Entities; (ii) the independent non-executive Directors will, pursuant to Rule 14A.55 of the Listing Rules review, among other things, whether the transactions contemplated under the Financial Services Agreement are conducted on normal commercial terms; and (iii) the auditors of the Company will, for the purpose of Rule 14A.56 of the Listing Rules, review, among other things, whether the transactions contemplated under the Financial Services Agreement are conducted in accordance with its terms, we are of the view that nothing material has led us to cast doubt on the effectiveness of the Company’s internal control measures to ensure that the deposit transactions contemplated under the Financial Services Agreement is conducted in accordance with the pricing policy under the Financial Services Agreement and on normal commercial terms.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

7.2     2020–2022 Aircraft Finance Lease Framework Agreement, 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement and Bellyhold Space Agreements

As set out in the letter from the Board, to ensure the Company’s conformity with the terms of the 2020–2022 Aircraft Finance Lease Framework Agreement, 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement and Bellyhold Space Agreements, the Company shall adopt a series of internal control policies during its daily operations which shall be conducted and supervised by the finance department of the Company and the independent non-executive Directors, including (i) daily monitoring and quarterly report to the audit and risk management committee of the Company and independent non-executive Directors conducted by finance department and (ii) continuous review conducted by the independent non-executive Directors. We have reviewed the quarterly audit and risk management committee meeting records during the two financial years ended 31 December 2018 and six months ended 30 June 2019 and confirmation provided by the independent non-executive Directors as disclosed in the annual reports for the financial years ended 31 December 2017 and 31 December 2018, and noted that the finance department, audit and risk management committee and the independent non-executive Directors have monitored the transactions contemplated under the Existing Aircraft Finance Lease Framework Agreement, Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and Bellyhold Space Agreements.

In addition, for the purpose of Rule 14A.56 of the Listing Rules, the Company’s external auditors, will be engaged to issue a letter to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on “Assurance Engagements 3000 Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. We have reviewed the letters issued by the Company’s external auditors in 2017 and 2018 and noted that the auditors have confirmed that the internal control procedures implemented by the Company have been effective in all material aspects.

Given that (i) regular monitoring have been conducted by the finance department, audit and risk management committee and the non-executive Directors; (ii) the Company’s external auditors have been engaged to issue a letter to report on the Group’s continuing connected transactions pursuant to the Rule 14A.56 of the Listing Rules; and (iii) the independent non-executive Directors will, pursuant to Rule 14A.55 of the Listing Rules review, among other things, whether the transactions contemplated under the 2020–2022 Aircraft Finance Lease Framework Agreement, 2020–2022 Aircraft and Aircraft Engines Operating Lease and Bellyhold Space Agreements are conducted on normal commercial terms, we are of the view that the Company has had and will continue to have adequate internal control procedures to ensure the transactions contemplated under the 2020–2022 Aircraft Finance Lease Framework Agreement, 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement and Bellyhold Space Agreements to be in compliance with their respective terms thereunder and will not be prejudicial to the interests of the Company and the Shareholders.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

OPINION AND RECOMMENDATION

Having taken into account the above principal factors and reasons, we consider that (i) the entering into of the transactions relating to (a) the provision of deposit services under the Financial Services Agreement, (b) 2020–2022 Aircraft Finance Lease Framework Agreement, and (c) 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement is in the ordinary and usual course of business of the Company and in the interests of the Company and Shareholders as a whole; (ii) the terms contemplated thereunder are on normal commercial terms and fair and reasonable as far as the Independent Shareholders are concerned; and (iii) the relevant proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 in respect of the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement and the Bellyhold Space Agreements are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders, to vote in favor of the ordinary resolution to be proposed at the EGM in relation to the Continuing Connected Transactions contemplated thereunder.

Yours faithfully, for and on behalf of
SOMERLEY CAPITAL LIMITED
Jenny Leung
Director

Ms. Jenny Leung is a licensed person and responsible officer of Somerley Capital Limited registered with the SFC to carry out type 6 (advising on corporate finance) regulated activities under the SFO and has participated in the provision of independent financial advisory services for various transactions involving companies listed in Hong Kong.

APPENDIX I	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management of the Company

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

Name	Position	Number of shares held — Personal interest	Capacity in which the A shares were held
Li Yangmin	Vice chairman	3,960 A shares(Note 1)	Beneficial owner
Wu Yongliang	Vice president, chief financial officer	3,696 A shares(Note 2)	Beneficial owner

Note	1: representing approximately 0.000024% of the Company’s total issued shares as at the Latest Practicable Date.
Note	2: representing approximately 0.000023% of the Company’s total issued shares as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/ or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Li Yangmin (a Director and the vice chairman), Mr. Tang Bing (a Director), Mr. Yuan Jun (an employee representative Director), Mr. Xi Sheng (a supervisor and the Chairman of the supervisory committee of the Company), Mr. Gao Feng (a supervisor of the Company), Mr. Li Jingde (a supervisor of the Company) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX I	GENERAL INFORMATION

EXPERT STATEMENT

This circular includes statements made by the following expert:

Name	Qualification
Somerley Capital Limited	type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

The above-mentioned expert has given and has not withdrawn his written consent to the issue of this circular with the inclusion of his letter in the form and context in which it is included.

To the best of the Directors’ knowledge, the above-mentioned expert is a third party independent from the Company and its connected persons. As at the Latest Practicable Date, the above-mentioned expert did not have any direct or indirect interest in any assets which have been, since 31 December 2018 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, the above-mentioned expert was neither beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

COMPANY SECRETARY

Mr. Wang Jian graduated from Shanghai Jiao Tong University, has a Master of Business Administration postgraduate degree from East China University of Science and Technology and holds an Executive Master’s degree of Business Administration from Tsinghua University. Mr. Wang Jian has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring or terminable within a year without payment of any compensation (other than statutory compensation).

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective close associates (as defined in the Listing Rules) was interested in any business (apart from the Group’s business) which competes or is likely to compete, either directly or indirectly, with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

LITIGATION

As at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

APPENDIX I	GENERAL INFORMATION

INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2018 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the Latest Practicable Date, which is significant in relation to the business of the Group.

MATERIAL CONTRACTS

1.

The land use rights transfer agreement and buildings compensation agreement dated 29 September 2017 entered into between Shanghai Eastern Airlines Investment Co., Limited (“Eastern Investment”), a wholly-owned subsidiary of the CEA Holding, pursuant to which (i) the Company agreed to transfer to Eastern Investment the land use rights in respect of the target land together with the buildings thereon at the eastern district of Terminal One of the Shanghai Hongqiao International Airport; and (ii) Eastern Investment agreed to compensate the Company for the transfer of the buildings, at total consideration of RMB808.01 million. For details, please refer to the Company’s announcement dated 29 September 2017.

2.

The second supplemental agreement dated 22 December 2017 entered into between the Company and CEA Holding, the controlling shareholder of the Company, pursuant to which the Company and CEA Holding agreed to amend the non-competition undertaking of CEA Holding as set out in the first supplemental agreement. The first and second supplemental agreements are to supplement the reorganization and division agreement dated 14 April 1995. For details, please refer to the Company’s announcement dated 22 December 2017.

3.

The subscription announcement dated 7 November 2017 entered into between the Company, Eastern Air Overseas (Hong Kong) Corporation Limited (“Easter Air Overseas”), a wholly-owned subsidiary of the Company and the joint lead managers, including DBS Bank Ltd. and Standard Chartered Bank, etc., pursuant to which guaranteed bonds of aggregate principal amount in SGD500,000,000 with 2.80% per annum interest rate due 2020 would be issued by Eastern Air Overseas and guaranteed by the Company. For details, please refer to the Company’s announcement dated 8 November 2017.

4.

The three subscription announcements dated 9 March 2018 entered into between the Company and the joint lead managers in relation to the issue of its Series 1 JPY10,000,000,000 0.33% Bonds due 2021, Series 2 JPY20,000,000,000 0.64% Bonds due 2021 and Series 3 JPY20,000,000,000 0.64% Bonds due 2021, respectively, under the credit enhanced bonds issuance programme of the Company. For details, please refer to the Company’s announcement dated 9 March 2018.

APPENDIX I	GENERAL INFORMATION

5.

The three conditional share subscription agreements dated 10 July 2018 (as supplemented by the supplemental agreements dated 30 August 2018 and 15 March 2019) in respect of the non-public issuance of A shares entered into between the Company and Juneyao Airlines Co., Ltd. (上海吉祥航空股份有限公司) (“Juneyao Airlines”), Shanghai Juneyao (Group) Co., Ltd. (上海均瑤(集團)有限公司) (“JuneYao Group”), the controlling shareholder of Juneyao Airlines, and China Structural Reform Fund Corporation Limited (中國國有企業結構調整基金股份有限公司) (“Structural Reform Fund”) on 10 July 2018, respectively, pursuant to which, Juneyao Airlines, JuneYao Group and/or its designated subsidiaries and Structural Reform Fund have agreed to subscribe for not more than 342,465,753 A Shares, 1,000,000,000 A Shares and 273,972,602 A Shares, respectively. In addition, the conditional share subscription agreement in respect of the non-public issuance of H shares entered into between the Company and Juneyao Airlines on 10 July 2018 (as supplemented by the supplemental agreement dated 18 October 2018), pursuant to which, the Juneyao Airlines and/or its designated controlled subsidiaries will subscribe for not more than 517,677,777 H Shares. For details, please refer to the Company’s announcement dated 10 July 2018, overseas regulatory announcements dated 15 March 2019, 9 April 2019, 26 April 2019 and 12 July 2019, progress announcements dated 30 August 2018, 18 October 2018, 15 March 2019, 9 May 2019, 14 June 2019, 1 August 2019, 21 August 2019, 29 August 2019 and 3 September 2019, and circulars dated 13 August 2018 and 2 August 2019.

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this circular.

DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at Unit D, 19/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular:

(1)	the Company’s articles of association;

(2)	the Company’s 2016, 2017 and 2018 annual reports;

(3)	the Company’s 2019 interim report;

(4)	a copy of each contract set out in the paragraph headed “Material Contracts” in this Appendix;

(5)

a copy of each circular issued pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules which has been issued since the date of the latest published audited accounts of the Company;

(6)

the letter of advice issued by the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders dated 30 September 2019, the full text of which is set out on pages 112 to 114 of this circular;

(7)	the written consent of the Independent Financial Adviser referred to in this Appendix;

(8)	the Financial Services Agreement;

(9)	the 2020–2022 Aircraft Finance Lease Framework Agreement;

(10)	the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement;

(11)	the Contractual Operation Agreement;

APPENDIX I	GENERAL INFORMATION

(12)	the Operation Cost Agreement;

(13)	the Import and Export Services Agreement;

(14)	the Complementary Services Agreement;

(15)	the Catering Services and Related Services Agreement;

(16)	the Property Leasing and Construction and Management Agency Agreement; and

(17)	the Freight Logistics Daily Connected Transactions Framework Agreement.

APPENDIX II	FINANCIAL INFORMATION

THREE-YEAR FINANCIAL INFORMATION OF THE GROUP

The Company is required to set out in this circular the information for the last three financial years with respect to the profits and losses, financial record and position, set out as a comparative table and the latest published audited balance sheet together with the notes on the annual accounts for the last financial year for the Group.

The unaudited consolidated financial statements of the Group for the six months ended 30 June 2019 together with the accompanying notes to the financial statements can be found on pages 8 to 50 of the interim report of the Company for the six months ended 30 June 2019. The audited consolidated financial statements of the Group for each of the three years ended 31 December 2018, 2017 and 2016 together with the accompanying notes to the financial statements, can be found on pages 105 to 232 of the annual report of the Company for the year ended 31 December 2018, pages 105 to 220 of the annual report of the Company for the year ended 31 December 2017 and pages 92 to 192 of the annual report of the Company for the year ended 31 December 2016, respectively. Please also see below the hyperlinks to the said reports:

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/0925/2019092500761.pdf

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/0425/ltn201904251949.pdf

https://www1.hkexnews.hk/listedco/listconews/sehk/2018/0423/ltn201804231301.pdf

https://www1.hkexnews.hk/listedco/listconews/sehk/2017/0424/ltn201704241351.pdf

INDEBTEDNESS OF THE GROUP

Indebtedness

As at the close of business on 31 July 2019, being the latest practicable date for the purpose of this indebtedness statement, the Group had the following liabilities:

Borrowings and obligations under finance leases

The Group had total outstanding indebtedness of approximately RMB166,826 million as at 31 July 2019. The table below sets forth the Group’s total outstanding indebtedness as at 31 July 2019:

		Total
	Notes	RMB million
Borrowings
— bank loans	(1)	9,922
— guaranteed bonds		14,163
— unsecured bonds		7,319
— short-term debentures		22,500
Lease Liabilities	(2)	112,922

Total		166,826

(1)

The Group’s bank borrowings with an aggregate amount of approximately RMB4,270 million were secured by mortgages over certain of the Group’s assets. The pledged assets included aircraft with an aggregate net carrying amount of approximately RMB7,646 million as at 31 July 2019.

(2)

The Group’s lease liabilities with an aggregate amount of approximately RMB81,602 million were secured by mortgages over certain of the Group’s aircraft. The pledged aircraft had an aggregate net book value of approximately RMB93,928 million as at 31 July 2019.

APPENDIX II	FINANCIAL INFORMATION

Contingent liabilities

As at the close of business on 31 July 2019, the Group had no significant contingent liabilities.

Except as disclosed above and apart from intra-group liabilities at 31 July 2019, the Group did not have any debt securities issued and outstanding, or authorized or otherwise created but unissued, term loans, any other borrowings or indebtedness in the nature of borrowing of the Group including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments, mortgages and charges, contingent liabilities or guarantees.

SUFFICIENCY OF WORKING CAPITAL

Taking into account the expected completion of the Proposed Finance Lease and the financial resources available to the Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular, in the absence of any unforeseeable circumstances.

TRADING AND FINANCIAL PROSPECTS

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for the second half of 2019 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward-looking statements of the Group which, therefore, do not constitute any commitment by the Group to the future operating results.

Looking forward to the second half of 2019, the international situation is experiencing profound and complex changes and the significantly intensified trade friction. Along with the increase in geopolitical risks, increase in exchange rate volatility risks, uncertainties and instabilities are increasing. As the momentum for global economic growth weakened, the key economic indicators of certain developed and emerging markets have experienced a significant slowdown or fall back. China’s economic development is also encountering new risks and challenges, whilst also facing increasing pressure of economic downturn. However, China’s development is still in a key period with strategic opportunities, and the economy will remain favourable in the long term. The civil aviation industry still remains a rapid growth rate, and the international market and mass market continue to expand. Meanwhile, the in-depth implementation of the “Yangtze River Delta Integration” development strategy as well as the commencement of operation of Beijing Daxing International Airport and the S1 Satellite Hall of Shanghai Pudong International Airport will bring new development potentials to the Group.

In the second half of 2019, the Group will focus on the following tasks:

(i)

Attach importance to safe operation and improve the level of safety management — establish a safety performance monitoring platform to strengthen operational risk management and control; enhance analysis through big data to develop targeted training programmes for pilots; establish an aircraft engine health management platform to improve the operational management and control capabilities of large fleet; and actively strengthen risk prevention and control through new technologies to continuously improve the level of safety management.

APPENDIX II	FINANCIAL INFORMATION

(ii)

Strengthen fine operations and improve route revenue quality — ensure sufficient capacity during peak seasons to seize market opportunities in peak seasons; deepen the route network connection in the core hubs of Beijing and Shanghai, the aviation products connection and the connection of services with partners; continuously strengthen cost reduction and efficiency enhancement, scientifically match models, routes, networks and capacity to improve aircraft utilisation rate and route revenue quality; and intensify the construction of the “brand freight rate” product system to increase sales revenue from non-airline point and revenue from auxiliary operations such as upgrade, baggage and seat selection.

(iii)

Offer sincere services and optimise the travel experience of passengers — further intensify the construction of a service system with flight on-time rate as the core to achieve accurate flight time; increase the frontal bay rate at hub airports, especially the average frontal bay rate of international long-haul routes; improve the handling system for non-scheduled flights; expand the function of the artificial intelligence customer service system and develop common intelligent customer service scenarios; promote the whole-journey baggage tracking system and full coverage of permanent electronic baggage tag in the Group; and fully support the second China International Import Expo.

(iv)

Intensify reform and development and promote the establishment of major projects — promote the mixed ownership reform of its subsidiaries and stimulate the vitality for change; does its best for the commencement of operation of the new base in Beijing Daxing International Airport and the S1 Satellite Hall of Pudong International Airport; strengthen and intensify the strategic cooperation with Juneyao Airlines and JuneYao Group in the fields of marketing, flight maintenance, service guarantee and resource sharing, etc.

(v)

Enhance risk awareness and prevent and mitigate major risks — strengthen cost management to reduce financial costs; optimise debt structure to prevent financial risks; enhance passenger information protection to prevent information system security risks; strengthen compliance management to enhance overseas legal risk management and control; adhere to the concept of green development and promote the concept of energy-saving and emission reduction to prevent environmental pollution risks; and continue to conduct comprehensive risk management assessments and special audits for key areas and major risks.

MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2018, being the date to which the latest published audited consolidated financial statements of the Group were made up.

NOTICE OF THE 2019 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE OF 2019 FIRST EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the 2019 first extraordinary general meeting (the “EGM”) of China Eastern Airlines Corporation Limited (the “Company”) will be held at The QUBE Hotel Shanghai Hongqiao, No. 200, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai, the People’s Republic of China (中國上海市青浦區徐涇鎮諸光路1588弄200號上海虹橋綠地鉑驪酒店 ) at 9:30 a.m. on Friday, 20 December 2019, or any adjournment thereof, for the purpose of considering, and if thought fit, passing the following resolutions. A circular containing details of the following resolutions is expected to be despatched to shareholders in due course.

Unless otherwise specified, capitalized terms used in this notice shall have the same meanings as those defined in the announcement of the Company dated 30 August 2019.

1.	Special resolution: “THAT, to consider and approve the amendments to certain provisions of the articles of association of the Company.”

2.	Special resolution: “THAT, to consider and approve the amendments to certain provisions of the rules for procedures for general meetings of the Company.”

3.	Special resolution: “THAT, to consider and approve the amendments to certain provisions of the rules for the meeting of the supervisory committee of the Company.”

4.00	Ordinary resolution: “THAT, to consider and approve the daily connected transactions of the Company for 2020–2022.”

4.01	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on financial services of the Company.”

4.02	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on import and export services of the Company.”

4.03	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on flight complementary services of the Company.”

4.04	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on catering supply services of the Company.”

4.05	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on property leasing services of the Company.”

4.06	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on advertising agency services of the Company.”

NOTICE OF THE 2019 FIRST EXTRAORDINARY GENERAL MEETING

4.07	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on aircraft finance lease services of the Company.”

4.08	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on aircraft and aircraft engine operating lease services of the Company.”

4.09	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on freight logistics support services and cargo terminal business support services of the Company.”

4.10

Ordinary resolution: “THAT, to consider and approve the daily connected transactions on bellyhold space services of the Company (which comprise the contractual operation agreement and the operation cost agreement).”

5.	Ordinary resolution: “THAT, to consider and approve the election of Mr. Fang Zhaoya as a shareholder representative supervisor of the supervisory committee of the Company.”

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 30 September 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director, Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

NOTICE OF THE 2019 FIRST EXTRAORDINARY GENERAL MEETING

1.	Persons entitled to attend the EGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 19 November 2019 will be entitled to attend the EGM upon completion of the registration procedures. Notice will be made to the holders of the A shares of the Company separately.

2.	Registration procedures for attending the EGM

(1)

Holders of the H shares of the Company shall deliver their written replies for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Office of the Board of Directors of the Company at 5/F, Block A2, Northern District, CEA Building, 36 Hongxiang 3rd Road, Minhang District, Shanghai (zip code: 201100) (for the attention of the Office of the Board of Directors of the Company) from 9:00 a.m. to 4:00 p.m. on Friday, 29 November 2019 (if by facsimile) (fax no: +862162686116) or between Friday, 22 November 2019 to Friday, 29 November 2019 (if by post). If proxies are appointed by Shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

3.	Appointing proxies

(1)

Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)

The instrument appointing a proxy must be duly authorised in writing by the appointor or his/ her attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign or other documents of authorisation must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar, not less than 24 hours before the time scheduled for the holding of the EGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

4.	Duration of the EGM

The EGM is expected to last for half a day. Shareholders or their proxies attending the EGM shall be responsible for their own accommodation and travel expenses.

NOTICE OF THE 2019 FIRST EXTRAORDINARY GENERAL MEETING

5.	Closure of books

The H share register of members of the Company will be closed from Wednesday, 20 November 2019 to Friday, 20 December 2019, both days inclusive, during which period no transfer of the H shares of the Company will be effected. Where applicable, holders of the H shares of the Company intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Tuesday, 19 November 2019.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Telephone: +85228628628

Fax: +85228650990

6.	Abstention from voting

China Eastern Air Holding Company Limited, CES Finance Holding Co., Limited and CES Global Holdings (Hong Kong) Limited, who own shares of the Company, are required to be abstain from voting in respect of all of the resolutions in item 4 set out in this notice.